Form 40-F
period 2014-12-31
Trillium Therapeutics Inc.
filed 2015-03-24
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission file number 1-36596

TRILLIUM THERAPEUTICS INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	2834	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number (if applicable))
	(if applicable))

96 Skyway Avenue, Toronto, Ontario, Canada M9W 4Y9
Telephone: (416) 595-0627
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone: (302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,427,244

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_]      No [_]

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2014 dated March 23, 2015;

(b)	Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013; and

(c)

Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of Trillium Therapeutics Inc.’s (“Trillium”) fiscal year ended December 31, 2014, an evaluation of the effectiveness of Trillium’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Trillium, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Trillium. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Trillium’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Trillium in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Trillium, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Trillium’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Trillium’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

(d)	Attestation Report of the Registered Public Accounting Firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

(e)

Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading “Disclosure Controls and Internal Controls Over Financial Reporting” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Trillium’s board of directors has determined that Luke Beshar, a member of Trillium’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the Nasdaq Capital Market.

Code of Business Conduct.

Trillium has adopted a Code of Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of Trillium’s directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

The Code of Business Conduct and Ethics is available for viewing on Trillium’s website at www.trilliumtherapeutics.com, and is available in print, without charge, to any shareholder who requests a copy of it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: James Parsons, Chief Financial Officer by phone at (416) 595-0627 or by e-mail to info@trilliumtherapeutics.com.

Since the date on which Trillium became subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Business Conduct and Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Trillium may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on its website, which may be accessed at www.trilliumtherapeutics.com.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to Trillium for professional services rendered by Ernst & Young LLP to Trillium for the years ended December 31, 2014 and 2013:

		Year ended December 31,
		2014		2013
Audit fees(1)	C$	313,820	C$	95,000
Audit-related fees(2)		-		-
Tax fees(3)		2,050		-
All other fees(4)		-		-
	C$	315,870	C$	95,000

(1)

“Audit fees” are the aggregate fees billed by Ernst & Young LLP for the audit of Trillium’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. During 2014, the services also consisted of fees related to the filing of a base shelf prospectus and procedures for the Form 20-F filing. For 2013, the services consisted of fees related to incremental audit procedures related to the purchase price allocation of Trillium.

(2)

“Audit-related fees” are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Trillium’s financial statements and are not reported under “Audit Fees.”

(3)	“Tax fees” are fees billed by Ernst & Young LLP for tax compliance, tax advice and tax planning.

(4)	“All other fees” are fees billed by Ernst & Young LLP for services not described above.

Pre-Approval Policies and Procedures.

(a)

The audit committee of Trillium’s board of directors has adopted an Auditor Services Pre-Approval Policy (the "Policy") with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP, Trillium’s independent auditor. Pursuant to the Policy, the audit committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the then current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of Trillium to exercise any discretion in determining whether a particular service has been pre-approved.

In addition, pursuant to the Policy the audit committee has delegated its pre- approval authority to the Chair of the audit committee. The Chair of the audit committee is required to report any granted pre-approvals to the audit committee at its next scheduled meeting. The audit committee shall not delegate to management the audit committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

Pursuant to the Policy, there is an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the audit committee and approved prior to the completion of the audit. The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the external auditor during the fiscal year in which the services are provided.

(b)

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Ernst & Young LLP were approved by Trillium’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S- X.

Off-Balance Sheet Arrangements.

Trillium does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Tabular Disclosure of Contractual Obligations” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Trillium has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Luke Beshar, Henry Friesen and Robert Kirkman.

Mine Safety Disclosure.

Not applicable.

Disclosure Pursuant to the Requirements of the Nasdaq Capital Market.

As a Canadian corporation listed on the NASDAQ Capital Market, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

Our corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NASDAQ rules and comply with applicable rules adopted by the Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

We expect that further information about our corporate governance practices will be included in our Information Circulars in respect of future annual meetings of shareholders.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards. Except as described in this summary, we are in compliance with the NASDAQ corporate governance standards in all significant respects.

Shareholder Approval

Section 5635 of the NASDAQ Marketplace Rules requires shareholder approval to be obtained in connection with the undertaking of certain actions. The circumstances under which shareholder approval is required under the NASDAQ Marketplace Rules are not identical to the circumstances under which shareholder approval is required under Canadian and TSX requirements. For example, but without limitation, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. This requirement covers plans that provide for the delivery of both newly issued and treasury securities. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. We follow the TSX rules with respect to the requirements for shareholder approval of potential transactions, including, without limitation, shareholder approval of equity compensation plans and material revisions to such plans.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Trillium undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Trillium has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Trillium shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Trillium.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2015.

Trillium Therapeutics Inc.

By: /s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal years ended December 31, 2014 and 2013

99.3

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2014 and 2013, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

99.4	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of Ernst & Young LLP