Form 40-F
period 2015-12-31
Trillium Therapeutics Inc.
filed 2016-03-09
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X]  Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,796,137 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]       No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  [   ]       No  [   ]

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2015;

(b)	Management’s Discussion and Analysis for the years ended December 31, 2015 and 2014; and

(c)

Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of Trillium Therapeutics Inc.’s (“Trillium” or the “Company”) fiscal year ended December 31, 2015, an evaluation of the effectiveness of Trillium’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Trillium, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Trillium. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Trillium’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Trillium in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Trillium, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over Trillium’s financial reporting. Trillium’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Trillium’s assets are safeguarded.

Management has assessed the effectiveness of Trillium’s internal control over financial reporting as at December 31, 2015. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Trillium’s internal control over financial reporting. Based on this assessment, management has concluded that Trillium’s internal control over financial reporting was effective as of December 31, 2015.

(d)	Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies. Therefore, management’s report on internal control over financial reporting is not subject to attestation by the Company’s independent registered public accounting firm.

(e)

Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading “Disclosure Controls and Internal Controls Over Financial Reporting” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2015 and 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Trillium’s board of directors has determined that Luke Beshar, a member of Trillium’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the Nasdaq Stock Market.

Code of Business Conduct.

Trillium has adopted a Code of Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of Trillium’s directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

The Code of Business Conduct and Ethics is available for viewing on Trillium’s website at www.trilliumtherapeutics.com, and is available in print, without charge, to any shareholder who requests a copy of it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: James Parsons, Chief Financial Officer, by phone at (416) 595-0627 or by e-mail to info@trilliumtherapeutics.com.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information – External Auditors Service Fees (By Category)” in Trillium’s Annual Information Form for the year ended December 31, 2015, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

In addition, pursuant to the Policy the audit committee has delegated its pre- approval authority to the Chair of the audit committee for services where the aggregate fees are estimated to be less than or equal to Cdn. $50,000. The Chair of the audit committee is required to report any such granted pre-approvals to the audit committee at its next scheduled meeting. The audit committee shall not delegate to management the audit committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2015 and 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Trillium has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Luke Beshar, Henry Friesen and Robert Kirkman.

Mine Safety Disclosure.

Not applicable.

Disclosure Pursuant to the Requirements of the Nasdaq Stock Market.

As a Canadian corporation listed on the NASDAQ Stock Market, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

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

Trillium has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Trillium shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Trillium.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 9, 2016.

Trillium Therapeutics Inc.

By: /s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2	Management’s Discussion and Analysis for the years ended December 31, 2015 and 2014

99.3

Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

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