Form 20-F
period 2016-12-31
Trillium Therapeutics Inc.
filed 2017-03-10
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number

TRILLIUM THERAPEUTICS INC.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Province of Ontario, Canada
(Jurisdiction of Incorporation or Organization)

2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada
(Address of Principal Executive Offices)

James Parsons
Chief Financial Officer
2488 Dunwin Drive
Mississauga, Ontario, Canada L5L 1J9
Telephone: (416) 595-0627
Email: james@trilliumtherapeutics.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report. 7,845,184 Common Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [X] No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

TABLE OF CONTENTS

Introduction		1
Currency Translation		1
Forward-Looking Statements		2
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Information on the Company	20
Item 4A.	Unresolved Staff Comments	32
Item 5.	Operating and Financial Review and Prospects	32
Item 6.	Directors, Senior Management & Employees	41
Item 7.	Major Shareholders and Related Party Transactions	61
Item 8.	Financial Information	62
Item 9.	The Offer and Listing	63
Item 10.	Additional Information	65
Item 11.	Quantitative & Qualitative Disclosures About Market Risk	86
Item 12.	Description of Securities Other Than Equity Securities	87
PART II		87
Item 13.	Defaults, Dividend Arrearages and Delinquencies	87
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.	87
Item 15.	Control and Procedures	88
Item 16A.	Audit Committee Financial Expert	88
Item 16B.	Code of Ethics	89
Item 16C.	Principal Accountant Fees and Services	89
Item 16D.	Exemptions from the Listing Standards for Audit Committees	90
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	90
Item 16F.	Change in Registrant’s Certifying Accountant	90
Item 16G.	Corporate Governance	90
Item 16H.	Mine Safety Disclosure	96
PART III		91
Item 17.	Financial Statements	91
Item 18.	Financial Statements	91
Item 19.	Exhibits	92

INTRODUCTION

All references in this Form 20-F to “the Company”, “Trillium”, “we”, “us”, or “our” refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated or the context requires otherwise.

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act, enacted on April 5, 2012, or the JOBS Act, and applicable U.S. Securities and Exchange Commission, or SEC rules and will be eligible for reduced public company disclosure requirements. See “Item 4. Information on the Company.”

CURRENCY TRANSLATION

Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” are to Canadian dollars, and all references to “U.S. dollars” or “US$” are to United States dollars. See “Exchange Rate Data” under Item 1 for relevant information about the rates of exchange between Canadian dollars and United States dollars.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Securities Exchange Act of 1934, or the Exchange Act.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, Manitoba, Nova Scotia and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this annual report include, but are not limited to, statements with respect to:

  our expected future loss and accumulated deficit levels;
  our projected financial position and estimated cash burn rate;
  our expectations about the timing of achieving milestones and the cost of our development programs;
  our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;
  our requirements for, and the ability to obtain, future funding on favorable terms or at all;
  our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;
  our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;
  our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or Fluorinov;
  our ability to generate future product development programs with improved pharmacological properties and acceptable safety profiles using Fluorinov technology;
  our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;
  our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;
  our expectations of the ability to secure the requisite approvals (including approvals from the Toronto Stock Exchange, or TSX, and the NASDAQ Stock Market, or NASDAQ) with respect to the issuance of any common shares in satisfaction of future milestone payments;
  our expectations about our products’ safety and efficacy;
  our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;
  our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
  our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
  our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;
  our plans to market, sell and distribute our products and technologies;
  our expectations regarding the acceptance of our products and technologies by the market;
  our ability to retain and access appropriate staff, management, and expert advisers;
  our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and
  our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. In evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Item 3.D. Risk Factors” in this annual report. Some of these risks and assumptions include, among others:

  substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;
  uncertainty as to our ability to raise additional funding to support operations;
  our ability to generate product revenue to maintain our operations without additional funding;
  the risks associated with the development of our product candidates which are at early stages of development;
  reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;
  our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;
  risks related to filing Investigational New Drug applications, or INDs, to commence clinical trials and to continue clinical trials if approved;
  the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
  competition from other biotechnology and pharmaceutical companies;
  our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;
  our ability to fully realize the benefits of acquisitions;
  our ability to adequately protect our intellectual property and trade secrets;
  our ability to source and maintain licenses from third-party owners;
  the risk of patent-related litigation; and
  our expectations regarding our status as a passive foreign investment company,

all as further and more fully described under the heading “Item 3.D. Risk Factors”.

Although the forward-looking statements contained in this annual report are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

Any forward-looking statements represent our estimates only as of the date of this annual report and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

Not Applicable.

B. Advisers.

Not Applicable.

C. Auditors.

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.      KEY INFORMATION

A. Selected Financial Data

The following tables summarize selected financial data as at and for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. The financial information in the tables below as at December 31, 2016, 2015 and 2014 and for the years then ended has been derived from our audited consolidated financial statements and related notes included in this Form 20-F. The financial information in the tables below as at December 31, 2013 and 2012 and for the years then ended has been derived from our audited consolidated financial statements and related notes for that year.

The selected financial data below should be read in conjunction with the financial statements included in this annual report beginning on page F-1 and with the information appearing in “Item 5. Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Consolidated statement of loss and comprehensive loss data	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net sales	-	-	-	-	-
Net loss and comprehensive loss	$31,733,085	$14,733,699	$12,881,820	$4,289,308	$1,061,502
Loss from continuing operations per share(1)	$4.06	$2.22	$3.06	$3.16	$1.71
Net loss per common share(1)	$4.06	$2.22	$3.06	$3.16	$1.71
Fully diluted net loss per common share(1)	$4.06	$2.22	$3.06	$3.16	$1.71

Consolidated statement of financial position data	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014	As at December 31, 2013	As at December 31, 2012
Total assets	$66,622,691	$90,039,468	$28,186,032	$35,087,386	$1,567,728
Net assets	$58,119,519	$85,803,868	$24,304,294	$33,908,447	$1,382,470
Capital stock - common	$103,819,203	$103,340,072	$49,505,792	$47,191,303	$31,388,959
Number of common shares outstanding(2)	7,845,184	7,796,137	4,427,244	4,058,413	622,065
Capital stock - preferred	$32,085,627	$32,167,157	$10,076,151	$11,292,525	-
Number of preferred shares outstanding(3)	2,851,811	2,870,558	2,316,822	2,596,505	-
Dividends declared per share	-	-	-	-	-

Notes:

(1)	The per share figures have been restated to reflect a share consolidation ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.
(2)	The number of common shares has been restated to reflect a share consolidation ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.
(3)

Number represents common share equivalent post conversion of preferred shares. Each Series I preferred share is convertible into one-thirtieth (1/30th) of a common share and each Series II preferred share is convertible into one common share.

Exchange Rate Data

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On March 8, 2017, the noon exchange rate for 1 Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00 = US$0.7421.

$1 Canadian dollar equivalent in U.S. dollars	High(1)	Low(1)	Average
Year ended December 31, 2012	1.0371	0.9576	1.0010
Year ended December 31, 2013	1.0188	0.9314	0.9662
Year ended December 31, 2014	0.9444	0.8568	0.9021
Year ended December 31, 2015	0.8562	0.7141	0.7756
Year ended December 31, 2016	0.8002	0.6821	0.7564
September 2016	0.7798	0.7530
October 2016	0.7689	0.7444
November 2016	0.7520	0. 7359
December 2016	0.7645	0.7354
January 2017	0.7711	0.7431
February 2017	0.7704	0.7520

Notes:

(1)	The high and low exchange rates are intra-day values rather than noon or closing rates.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital

We expect to incur future losses and we may never become profitable.

We have incurred losses of $31.7 million, $14.7 million and $12.9 million for the years ended December 31, 2016, 2015 and 2014, respectively, and expect to incur an operating loss for the year ending December 31, 2017. We have an accumulated deficit since inception through December 31, 2016 of $97.0 million. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of SIRPαFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders’ equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to approval of the U.S. Food and Drug Administration, or FDA, in the U.S. and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing cash and cash equivalents at December 31, 2016 of $50,472,971 will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our long term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully develop our product candidates, obtain regulatory approval, and commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are all denominated both in Canadian and U.S. dollars. Also, a significant portion of our expenditures are in U.S. dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and Our Industry

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced Phase I trials for SIRPαFc, we have not yet completed a Phase I clinical trial or subsequent required clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results.

We acquired several preclinical and discovery research programs in our acquisition of Fluorinov, including certain assets relating to the treatment of central nervous system disorders. While we conducted extensive due diligence before making this acquisition, our assessment of the Fluorinov technologies may not be accurate. Therefore, our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound or development of a future program on the Fluorinov development platform will be achieved may not be borne out fully or at all. We have made a commitment to use commercially reasonable efforts to monetize the Fluorinov central nervous system assets and, if successful, to share the net proceeds with the Fluorinov vendors. As this is not a core competency of the Company, our efforts to monetize these assets or any other Fluorinov assets may not be successful. We can make no assurances that toxicology, or other preclinical, studies will yield results that will allow us to proceed with clinical trials in humans.

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We rely and will continue to rely on third parties to plan, conduct and monitor our preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations, or CMOs to manufacture our product candidates for larger preclinical studies and clinical trials. We produce small quantities of our product candidates at bench scale in our laboratory facilities for use in smaller preclinical studies. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug substance for our Phase I clinical trial. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our Phase I clinical trial and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced was only recently established and does not support commercial manufacturing, it has not yet been inspected by the FDA. Any manufacturing failures or delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers for SIRPαFc drug substance production in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

  failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
  patients failing to enroll or remain in our trials at the rate we expect;
  suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
  any changes to our manufacturing process that may be necessary or desired;
  delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;
  product candidates demonstrating a lack of safety or efficacy during clinical trials;
  patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
  patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
  reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
  competing clinical trials and scheduling conflicts with participating clinicians;
  clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
  failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
  inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
  one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
  failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed in a timely manner, or at all.

Prior to commencing clinical trials in the United States for any of our product candidates, we may be required to have an allowed IND for each product candidate and to file additional INDs prior to initiating any additional clinical trials for SIRPαFc. We believe that the data from previous preclinical studies will support the filing of additional INDs, to enable us to undertake additional clinical studies as we have planned. However, submission of an IND may not result in the FDA allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs and commence clinical programs will significantly limit our opportunity to generate revenue.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

  size and nature of the patient population;
  eligibility and exclusion criteria for the trial;
  design of the study protocol;
  competition with other companies for clinical sites or patients;
  the perceived risks and benefits of the product candidate under study;
  the patient referral practices of physicians; and
  the number, availability, location and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We may develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We have not begun to develop companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC, and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favorable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

  disagreement with the design or implementation of our clinical trials;
  failure to demonstrate that a product candidate is safe and effective for its proposed indication;
  failure of clinical trials to meet the level of statistical significance required for approval;
  failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
  disagreement with our interpretation of data from preclinical studies or clinical trials;
  the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologic license application, or BLA, or other submission to obtain regulatory approval;
  deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom we contract for clinical and commercial supplies to pass a pre-approval inspection; or
  changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPαFc is in direct competition with CD47 blocking antibodies from Forty Seven Inc., Celgene Corporation, Novimmune SA and others.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

  the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;
  our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;
  the time it takes for our product candidates to complete clinical development and receive marketing approval;
  our ability to obtain required regulatory approvals;
  our ability to commercialize any of our product candidates that receive regulatory approval;
  our ability to establish, maintain and protect intellectual property rights related to our product candidates; and
  acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our product candidates and may be more effective or less costly than our product candidates. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of our product candidates, including our ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact our ability to generate future product development programs with improved pharmacological properties using Fluorinov technology.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. Niclas Stiernholm, our President and Chief Executive Officer, or other key members of our staff, including Dr. Robert Uger, our Chief Scientific Officer, Dr. Eric Sievers, our Chief Medical Officer, James Parsons, our Chief Financial Officer, Dr. Penka Petrova, our Chief Development Officer, or Dr. Malik Slassi, our Senior Vice President, Discovery Research could harm us. We have employment agreements with Drs. Stiernholm, Uger, Sievers, Petrova and Slassi and Mr. Parsons, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

The failure to fully realize the benefits of our acquisition of Fluorinov may adversely affect our future results.

In January 2016, we acquired all of the outstanding capital stock of Fluorinov, a small molecule medicinal chemistry company with preclinical oncology assets and a potential discovery platform. The success of our acquisition of Fluorinov will depend, in part, on our ability to fully realize the anticipated benefits from combining our business with Fluorinov’s business. However, to realize these anticipated benefits, we must continue the research and development activities previously undertaken by Fluorinov as a stand-alone company. If we are unable to achieve these objectives, the anticipated benefits of our acquisition of Fluorinov may not be realized fully or at all or may take longer to realize than expected.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

  substantial cash expenditures;
  technology development risks;
  potentially dilutive issuances of equity securities;
  incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;
  difficulties in assimilating the operations of the acquired companies;
  potential disputes regarding contingent consideration;
  diverting our management’s attention away from other business concerns;
  entering markets in which we have limited or no direct experience; and
  potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations, and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10 million. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

If we are unable to maintain product liability insurance required by our third parties, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We control two patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also recently filed for patent protection covering eight additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc.

More recently, we acquired the patent portfolio of Fluorinov, which embraces patent filings that cover twelve different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily methods of medical use but not compositions of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products, to conduct our existing research and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds.

There is no assurance that our pending patent applications or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties. The European patent granted to the University Health Network, or UHN, and licensed exclusively to us has been opposed by two groups. Our rights are enforceable during these proceedings. A negative outcome could have an impact on our patent position in Europe.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with UHN and the Hospital for Sick Children, or HSC, under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay certain royalties and sublicensing revenue to UHN and HSC. These licenses require that we pay development milestone payments, regulatory milestone payments, royalties on net sales, and sublicensing revenues, as well as annual maintenance fees.

We have also entered into agreements allowing us to manufacture SIRPαFc using Catalent’s proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

  the patentability of our inventions relating to our key products; and/or the enforceability, validity, or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

  incur substantial monetary damages;
  encounter significant delays in bringing our key products to market; and/or be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the year ended December 31, 2016, our common shares traded on the TSX at a high of $23.48 and a low of $7.12 per share. In the year ended December 31, 2015, our common shares traded on the TSX at a high of $37.27 and a low of $10.50 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our shares.

We may issue additional common shares to the former shareholders of Fluorinov as a result of our satisfaction of certain milestones, resulting in share ownership dilution.

Under the terms of our agreements with Fluorinov and its former shareholders, at our discretion up to 50% of any future contingent payments can be satisfied through the issuance of our common shares, provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares, which amount represented 19.99% of the outstanding common shares at the time of execution of the acquisition, unless shareholder approval has first been obtained.

Issuing additional common shares to the former shareholders of Fluorinov in satisfaction of contingent consideration dilutes the ownership interests of holders of our common shares on the dates of such issuances. If we are unable to realize the strategic, operational and financial benefits anticipated from our acquisition of Fluorinov, our shareholders may experience dilution of their ownership interests in our company upon any such future issuances of our common shares without receiving any commensurate benefit.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See the information in the section of this annual report under the heading “Item 5.B. Liquidity and Capital Resources” for details of our outstanding securities convertible into common shares. We filed a base shelf prospectus with securities commissions in Canada and a Form F-10 registration statement with the SEC on May 29, 2015 that provides that we may sell under the prospectus from time to time over the following 25 months up to U.S. $100 million, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, or units comprising a combination of common shares, First Preferred shares and/or warrants. Subject to receipt of any required regulatory approvals, subscribers of the December 2013 private placement who purchased a minimum of 10% of the securities sold under the offering received rights to purchase our securities in future financings to enable each such shareholder to maintain their percentage holding in our common shares for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis. Shareholders who do not have this future financing participation right may be disadvantaged in participating in such financings.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We are likely a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe we were classified as a passive foreign investment company, or PFIC, during the tax years ended December 31, 2016 and 2015, and based on current business plans and financial expectations, we expect that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a U.S. shareholder’s holding period of our common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or QEF Election, or a “mark-to-market” election with respect to our shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s adjusted tax basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of the Province of Ontario, Canada. Several of our directors and officers, and several of the experts are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or “blue sky” laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a United States domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

ITEM 4.      INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp., or SCT. On November 7, 2013 SCT was continued under the Business Corporations Act (Ontario), or OBCA. On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, which was named Trillium Therapeutics Inc., and renamed the combined company Trillium Therapeutics Inc. On January 1, 2017 we filed articles of amalgamation to amalgamate with our wholly-owned subsidiary Fluorinov Pharma Inc., or Fluorinov. We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. Our telephone number is (416) 595-0627.

Intercorporate Relationships

As of December 31, 2016 we had two wholly-owned subsidiaries, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware and Fluorinov which was acquired on January 26, 2016. On January 1, 2017 we filed articles of amalgamation to amalgamate with our wholly-owned subsidiary Fluorinov.

General Development of the Business

Acquisition of Fluorinov

On January 26, 2016, we acquired all the outstanding shares of Fluorinov, a privately-held oncology company that has developed a proprietary medicinal chemistry platform using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy. We expect Fluorinov’s fluorine-based chemistry platform will provide us with an internal drug discovery engine. Fluorinov also has a preclinical pipeline of oncology assets including potent, orally-available, bromodomain and proteasome inhibitors, as well as epidermal growth factor receptor antagonists with increased uptake in the brain, all of which have potential for best-in-class status.

We anticipate that future cancer treatments will be dominated by combination therapies that may often involve combining biologics and small molecules. The acquisition of our own small molecule platform with opportunity for oral drug delivery may provide us with new drug candidates that we may either develop in-house or out-license. According to Wang et al. Chem Rev. 2014, 114 (4), approximately 25% of all marketed drugs contain fluorine. The benefits of fluorine include blocking sites of metabolism to increase drug half-life and reduce toxicity, lipophilicity that improves oral absorption and blood brain barrier penetration, and electronegativity that alters chemical properties to improve binding and potency. We believe that the Fluorinov acquisition reduces the risks to which we are subject and diversifies us for the longer term.

The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed are as follows:

$

Fair value of consideration paid:
Cash	10,000,000
Working capital deficiency	(134,089)
Contingent consideration	1,750,000
11,615,911

Assets acquired:
Cash	291,078
Amount due from Fluorinov shareholders	36,886
Acquired technology	15,439,759
15,767,723

Liabilities assumed:
Accounts payable and accrued liabilities	462,138
Deferred tax liabilities	3,689,674
4,151,812
Net identifiable assets acquired	11,615,911

The upfront consideration for Fluorinov was $10,000,000 less the working capital deficiency of $134,089. We may also incur up to $35 million of future payments contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by us as of the acquisition date was $1,750,000 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. We also have an obligation to pay royalty payments on future sales of such compounds.

At our discretion, up to 50% of the future contingent payments can be satisfied through the issuance of our common shares, provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ. We have also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

Cash used in the acquisition was determined as follows:

$
Cash consideration	9,865,911
Less cash acquired	291,078
9,574,833

Acquisition costs incurred by us and included in general and administrative expenses for the years ended December 31, 2016 and 2015, were $106,887 and $174,671, respectively. From the date of the acquisition to December 31, 2016, Fluorinov contributed revenue of nil and a loss of $7,334,368. If the acquisition had occurred on January 1, 2016, our combined loss for the year ended December 31, 2016, would be $31,789,540.

In connection with the acquisition, we established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed us to realize a deferred tax benefit of $3,689,674 by releasing the valuation allowance associated with our overall deferred tax assets.

The acquisition of Fluorinov was considered a related party transaction as two of our directors were determined to be related parties of Fluorinov. One director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, we determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

Capital Expenditures

Capital expenditures for the last three fiscal years are set out in the following table.

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Capital expenditures	$2,966,317	$780,382	$173,603

Capital expenditures for 2015 and 2014 were mainly for new laboratory equipment. In 2015 we entered into a lease for new laboratory and office space also incurring some leasehold improvements. In 2016, the majority of the capital expenditures related to leasehold improvements, laboratory equipment, office furniture and computer equipment.

B. Business Overview

Overview

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin G1 (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Two Phase I clinical trials evaluating TTI-621 are ongoing. A second SIRPαFc fusion protein, TTI-622, is also in preclinical development. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to an IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties from validated drugs and drug candidates. Stemming from this platform, our most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Our Strategy

Our goal is to become a leading innovator in the field of oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system.

  Rapidly advance the clinical development of TTI-621. We completed the Phase Ia dose escalation phase of our first-in- human clinical trial of TTI-621 in patients with relapsed or refractory lymphoma. We are now enrolling patients with advanced hematologic malignancies in a Phase Ib expansion phase of the trial with 10 cohorts, including a rituximab combination cohort. We have initiated a second Phase I clinical trial with intratumoral injection of TTI-621 in percutaneously accessible solid tumors and mycosis fungoides.

  Expand our TTI-621 clinical program to include additional cancer indications. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe SIRPαFc has potential to be effective in a wide variety of cancers. Our clinical development plans include a broad approach for the treatment of hematological malignancies, a more targeted approach with solid tumors, and includes strategies to expand our trials to include combination treatment cohorts. We continue our preclinical work to select additional, high potential cancer indications and identify promising combinations.

  Maximize value of SIRPαFc through advancement of TTI-622. We plan to file an IND in the second half of 2017 to advance our second SIRPαFc protein into clinical studies. TTI-622 will be developed for combination therapy treatment and is expected to have an advantage over competitive IgG4-based antibodies due to its expected lack of erythrocyte binding.

  Build a pipeline of novel oncology products using our proprietary medicinal chemistry platform. We have several preclinical and discovery stage assets developed using our proprietary fluorine chemistry platform. We plan to advance these novel oncology products for internal development or out-license.

Our Product Candidates

SIRPαFc

Blocking the CD47 “do not eat” signal using a SIRPαFc decoy receptor

The immune system is the body’s mechanism to identify and eliminate pathogens, and can be divided into the innate immune system and the adaptive immune system. The innate immune system is the body’s first line of defense to identify and eliminate pathogens and consists of proteins and cells, such as macrophages, that identify and provide an immediate response to pathogens. The adaptive immune system is activated by, and adapts to, pathogens, creating a targeted and durable response. Cancer cells often have the ability to reduce the immune system’s ability to recognize and destroy them.

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. Macrophage activity is controlled by both positive “eat” and negative “do not eat” signals. Recently, a role for macrophages in the control of tumors has been described. Tumor cells may express “eat” signals (e.g., calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a “do not eat” signal by binding signal regulatory protein alpha, or SIRPα, on the surface of macrophages. We believe that the higher expression of CD47 on the tumor cell helps it evade destruction by the macrophage by overwhelming any activating “eat” signals.

Our lead program, TTI-621, is a novel SIRPαFc fusion protein that harnesses the innate immune system by blocking the activity of CD47. TTI-621 is a protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of human immunoglobulin G1 (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic “eat” signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. A second SIRPαFc fusion protein, TTI-622, is also in preclinical development. TTI-622 consists of the same CD47-binding domain of human SIRPα and is linked to the Fc region of human immunoglobulin G4 (IgG4). The IgG4 Fc region of TTI-622 is expected to have a decreased ability to engage activating Fc receptors compared to an IgG1 Fc.

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T cells. Thus it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T cell response in immune-competent mice. In 2016, we presented data demonstrating that TTI-621 can augment antigen-specific T cell responses in vitro. CD47 blockade has also been reported to promote tumor-specific T cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

The figure below illustrates how SIRPαFc blocks the CD47 “do not eat” signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis, increased antigen presentation and enhanced T cell responses.

By inhibiting the CD47 “do not eat” signal, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We believe that SIRPαFc has broad clinical potential in both hematological and solid tumors. High expression of the CD47 “do not eat” signal on tumor cells has been observed in AML, MDS, chronic myeloid leukemia, or CML, acute lymphoblastic leukemia, or ALL, diffuse large B cell lymphoma, or DLBCL, chronic lymphocytic leukemia, or CLL, follicular lymphoma, mantle cell lymphoma, marginal zone lymphoma, multiple myeloma and in solid tumors including: bladder, brain, breast, colon, leiomyosarcoma, liver, melanoma, ovarian and prostate. In a number of these cancers high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival. In normal karyotype AML patients, for example, high CD47 expression was correlated with worse event-free survival (6.8 vs. 17.1 months) and worse overall survival (9.1 vs. 22.1 months) compared to low CD47 expression. These data are consistent with CD47 providing a survival advantage to tumor cells.

In vitro studies with primary tumor samples obtained from AML, MDS, multiple myeloma, B cell-ALL and T-cell ALL demonstrated that SIRPαFc frequently triggered significantly macrophage-mediated tumor cell phagocytosis compared to control treatment. Similar results were observed with tumor cell lines established from patients with B lymphoma and CML.

In vivo studies have demonstrated that TTI-621 exhibits anti-tumor activity in xenograft models of AML, Burkitt lymphoma and DLBCL. These results are supported by numerous studies demonstrating that antibody blockade of CD47 has activity against a range of tumor xenografts.

SIRPαFc Key Attributes

  Potential efficacy in a broad range of cancers. SIRPαFc blocks the tumor’s ability to transmit a “do not eat” signal allowing macrophages to destroy tumor cells; a mechanism that we believe could have broad applicability.
  Potential for use as monotherapy and in combination with other therapies. We intend to develop our products as monotherapies as well as potentially for use in combination with other cancer immuno-therapies.
  May enhance both innate and adaptive immune response. SIRPαFc may enhance stimulation of tumor attacking T cells since macrophages, in addition to their role in phagocytosis, can also prime T cells through antigen presentation.

SIRPαFc Clinical Development – TTI-621

We are enrolling patients with advanced hematologic malignancies in a Phase Ib clinical trial. This two-part clinical trial was designed as a multi-center, open-label Phase Ia/Ib trial, evaluating TTI-621 as a single-agent in patients with relapsed or refractory hematologic malignancies. During the dose escalation phase the safety, tolerability, pharmacokinetics and pharmacodynamics were characterized to determine the optimal dose for subsequent enrollment in the expansion phase. To characterize potential changes in hematologic parameters that might occur with blockade of CD47, the dose-escalation portion of the Phase I trial included lymphoma patients with relatively normal hematologic parameters and acceptable marrow function. In November 2016, a reasonably well-tolerated dose and schedule of SIRPαFc was established in the dose escalation phase, and now, safety and antitumor activity is being examined in expansion cohorts with advanced hematologic malignancies including indolent B-cell lymphoma, aggressive B-cell lymphoma, T-cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia, myelodysplastic syndrome and myeloproliferative neoplasms. In a separate expansion cohort, patients with CD20-positive lymphomas are being treated with TTI-621 in combination with rituximab.

In the dose-escalation phase of the trial, we observed preliminary evidence of anti-tumor activity and achieved a well-tolerated dose of 0.2 mg/kg/week that was associated with predictable, transient thrombocytopenia - consistent with augmented systemic phagocytosis. At this dose level, we believe we obtained both CD47 receptor occupancy in circulating leukocytes and elevations in macrophage-associated cytokines that are both associated with high phagocytosis of tumor targets in vitro. We also observed decreasing tumor volume and/or reduced metabolic activity over extended intervals of continued dosing in several patients and one patient achieved a partial response.

Recent pharmacokinetic and pharmacodynamic data from patients having received multiple weekly infusions of TTI-621 suggest that repeat dosing of TTI-621 is able to overcome the CD47 antigen sink and achieve circulating drug concentrations that are associated with biological activity in preclinical studies. After 6 weeks of treatment, the terminal serum half-life of TTI-621 is significantly increased compared to the first infusion and is accompanied by an increase in circulating drug levels and target receptor occupancy, including occupancy of CD47 on circulating leukemic blast cells. The transient decrease in platelets observed immediately following TTI-621 exposure was attenuated in most patients receiving multiple infusions. Overall, these latest results suggest that we overcome the platelet antigen sink and achieve meaningful TTI-621 exposure while maintaining acceptable platelet counts.

In our second multi-center, open-label Phase I trial, TTI-621 is being delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. Patients will be enrolled in sequential dose cohorts to receive intratumoral injections of TTI-621 that increase in dose and dosing frequency to characterize safety, pharmacokinetics, pharmacodynamics and preliminary evidence of antitumor activity. In addition, detailed evaluation of serial, on-treatment tumor biopsies of both injected and non-injected cancer lesions will help characterize tumor microenvironment changes anticipated with CD47 blockade. We believe the study of TTI-621 delivered by intratumoral injections could lead to a more thorough understanding of its mechanism of action and could provide insight into the tumor micro-environment before, during and after treatment with TTI-621.

SIRPαFc Clinical Development – TTI-622

A second SIRPαFc fusion protein, TTI-622, is also in preclinical development. TTI-622 consists of the same extracellular CD47-binding domain of human SIRPα as TTI-621 but a different Fc region (IgG4 Fc instead of IgG1 Fc). The IgG4 Fc region of TTI-622 is expected to have a lower level of macrophage activation and therefore may allow for greater drug exposure in patients and for unique combination opportunities. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018.

SIRPαFc Competition

There are a number of companies developing blocking agents to the CD47-SIRPa axis, which can be broadly classified into four groups:

  CD47-specific antibodies: Forty-Seven Inc. (Phase I), Celgene Corporation (Phase I), Surface Oncology (preclinical) and Tioma Therapeutics (preclinical)
  CD47 bispecific antibodies: Novimmune SA (CD47/CD19 bispecific antibody, preclinical)

  Mutated high affinity SIRPα: Alexo Therapeutics (Phase I)
  SIRPα-specific antibody: OSE Immunotherapeutics (preclinical)

We believe that our SIRPαFc fusion proteins have several advantages over competitor products, which are summarized in the table below.

Competitor Class	Potential SIRPαFc Advantages
CD47-specific antibody	SIRPαFc does not bind red blood cells (RBCs). IgG1 isotype of TTI-621 may confer greater potency than IgG4-based antibodies.
CD47 bispecific antibody	Bispecific is limited to tumors that express both target antigens. SIRPαFc may have more broad applicability.
Mutated high affinity SIRPα	SIRPαFc does not bind red blood cells (RBCs). SIRPαFc fusion proteins, which are based on wild type sequences, are less likely to be immunogenic than mutated SIRPα.
SIRPα-specific antibody	SIRPα-specific antibodies bind macrophages and generally do not bind tumors. We believe that targeting the tumor cell directly using SIRPαFc is more likely to generate effective anti-tumor responses.

We have demonstrated that our SIRPαFc fusion proteins exhibit minimal binding to human red blood cells, or RBCs, in contrast to CD47-specific antibodies and a mutated high affinity SIRPα. We believe that this property confers several possible advantages including avoidance of drug-induced anemia, avoidance of the “antigen sink effect” (i.e., removal of drug from circulation by RBCs) and non-interference with laboratory blood typing tests. It should be noted that TTI-622 shares the same CD47-binding domain as TTI-621 and preclinical studies have shown that it also exhibits minimal binding to human RBCs. Thus, we anticipate that TTI-622, like TTI-621, will not induce anemia in patients.

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity, and possibly T cell responses, could be synergistic with other immune-mediated therapies. Published studies conducted by third parties provide evidence that SIRPαFc may be useful in combination with approved anti-cancer antibodies (e.g. Rituxan®, Herceptin®, Campath®, and Erbitux®). Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative “do not eat” CD47 signal that tumor cells deliver to macrophages. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T cells.

Fluorine Chemistry Platform

Our medicinal chemistry platform uses proprietary fluorine-based chemistry to modify specific properties of validated drug candidates to yield new chemical entities. We believe the potency and/or safety of both existing pharmacophores and historically inaccessible chemical structures may be enhanced using our technology. This chemistry platform has been utilized to establish two preclinical programs, a BET bromodomain inhibitor and an EGFR inhibitor, and a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

BET Bromodomain Inhibitor (TTI-281)

Bromodomains recognize and bind to DNA-associated proteins that have been epigenetically modified. These “epigenetic readers” act as scaffolds for the recruitment of proteins involved in the initiation of gene expression. Bromodomain-containing proteins regulate genes that play roles in proliferation, cell cycle progression and apoptosis. Members of the BET (bromodomain and extra-terminal) subfamily have been implicated in controlling the transcription of c-Myc, a proto-oncogene that contributes to the pathogenesis of many cancers but has proven to be difficult to target pharmacologically.

TTI-281 selectively binds the BET proteins BRD2, BRD3 and BRD4 and is 2-6 fold more potent than a leading bromodomain inhibitor. It is strongly cytotoxic to AML cells but not to normal hematopoietic cells, and reversibly suppresses the expression of c-Myc. TTI-281 has demonstrated oral efficacy in xenograft models of human leukemia and myeloma. TTI-281 is in preclinical development.

EGFR Inhibitor

The epidermal growth factor receptor, or EGFR, is a validated drug target in oncology but the use of EGFR inhibitors has been limited by two factors. First, toxicities can arise from indiscriminate reactivity with off-target proteins. Second, the low central nervous system, or CNS, penetration of existing EGFR inhibitors limits their use for CNS indications such as glioblastoma multiforme and brain metastasis from lung cancer. The incorporation of fluorine into small molecules is known to minimize the formation of highly reactive metabolites and improve blood brain barrier penetration and thus this strategy has the potential to overcome the major limitations of existing EGFR inhibitors.

We have a novel class of highly selective and potent orally available small molecule EGFR inhibitors that exhibit potent in vitro activity comparable to approved EGFR inhibitors and improved brain penetration in multiple animal species. Screening of second- and third-generation brain penetrant EGFR inhibitors is currently in progress as part of our preclinical development program for this product candidate.

Intellectual Property

In connection specifically with patent applications relating to SIRPaFc, we control two patent families that comprise nineteen individual filings. One family has claims that embrace species of SIRPaFc found to have certain therapeutic properties and their use for the treatment of cancer. These patent rights are owned outright by us and patent filings have been arranged in the major pharmaceutical markets. Patents emerging from this family begin to expire in 2033. A second SIRPa patent family was in-licensed on an exclusive basis from co-owners UHN and HSC. This family has been filed in the major markets, including US, Europe, Japan, Canada, Australia, China, and India. The claims cover the use of various forms of SIRPa to treat CD47-positive cancers. Patents in this family have so far been granted in Europe and Australia. Patents in this family begin to expire in the year 2029.

Our small molecule patent portfolio embraces patent filings that cover twelve different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

We intend to protect additional intellectual property developed by us through the filing of patent applications within the appropriate jurisdictions throughout the world.

Regulatory Process

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the U.S., Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the United States is the FDA, in Canada it is HC, and in Europe it is the European Medicines Agency, or EMA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in U.S., Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products.

U.S. Approval Process

In the U.S., the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs and only those that meet strict requirements are approved.

The U.S. food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to cGMP. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the U.S. follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted in an IND application to the FDA for review, to decide if the drug is safe to proceed for study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans in clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I studies are typically conducted in patients or healthy volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During phase I, sufficient information about the drug“s pharmacokinetic and pharmacological effects is obtained to permit the design of well-controlled, scientifically valid, phase II studies. Phase I studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

Phase II. Phase II includes the controlled clinical studies to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug.

Phase III. Phase III studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

Phase IV. Phase IV studies are undertaken after the drug or treatment has been marketed to gather information on the drug“s effect in various populations and any side effects associated with long-term use.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application, or NDA or BLA. The FDA reviews the information in the NDA/BLA to determine if the drug is safe and effective for its intended use. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it can be marketed for that purpose.

Manufacturing and Supply

We have limited experience in manufacturing products for clinical or commercial purposes. We produce small quantities of SIRPaFc and small molecule compounds in our laboratories for internal use.

We have established a contract manufacturing relationship for the supply of SIRPaFc and our bromodomain inhibitor that we believe will provide sufficient material for early clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. However, there can be no assurance that our contract manufacturer will be successful at scaling up and producing our product with the required quality and in the quantities and timelines that we will need for clinical and/or commercial purposes.

We expect to similarly rely on contract manufacturing relationships for any products that we may further develop, or in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with and such regulations, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay, and disruption of supply. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Seasonality

We have not had revenue in the previous three fiscal years. We do not expect our business to be affected by seasonality. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Raw Materials

We believe that sources of raw materials pertinent to our laboratory operations and for manufacturing of our SIRPaFc product by our CMO are generally available.

Plan of Operations

Our primary focus is the advancement of our Phase I clinical trial of SIRPαFc in patients with advanced hematologic malignancies and our Phase I clinical trial in patients with relapsed and refractory, percutaneously-accessible cancers. We have incorporated the flexibility to add combination treatment cohorts within these trials and we have initiated the first combination treatment cohort with rituximab. We are also considering further dose intensification with the goal of achieving increased blockade of CD47.

We continue to advance our small molecule compounds for assessment of further internal development or out-license.

C. Organizational Structure

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp., or SCT. On November 7, 2013 SCT was continued under the Business Corporations Act (Ontario), or OBCA. On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, which was named Trillium Therapeutics Inc., and renamed the combined company Trillium Therapeutics Inc. On January 1, 2017 we filed articles of amalgamation to amalgamate with our wholly-owned subsidiary Fluorinov. We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. Our telephone number is (416) 595-0627.

D. Property, Plants and Equipment

We operate from approximately 10,000 square feet of leased laboratory and office space at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. We perform research and development in our facility and use qualified vendors and collaborators to conduct research and development and manufacturing on our behalf. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2016 and 2015, the years ended December 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, should be read in conjunction with our consolidated financial statements and related notes included in this annual report in accordance with “Item 8. Financial Information”. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

See “Item 17. Financial Statements” and the notes to the financial statements included as part of this annual report for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

For the years ended December 31, 2016 and 2015

Net loss for the year ended December 31, 2016 of $31,733,085 was higher than the loss of $14,733,699 for the year ended December 31, 2015. The net loss was higher due mainly to higher research and development expenses of $11,738,704 which included a higher intangible asset amortization amount of $3,344,400 related mainly to the acquisition of Fluorinov intangible assets, and a net foreign currency loss in 2016 of $2,026,791 from holding US denominated cash with a weakening US dollar, compared to a foreign currency gain in the comparable 2015 period of $6,106,703. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3,689,674 where we released a portion of our income tax valuation adjustment to match a net deferred tax liability that was created on the acquisition of Fluorinov.

Research and Development

Components of research and development expenses for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
	$	$
Research and development programs excluding the below items	16,084,144	12,083,797
Salaries, fees and short-term benefits	6,256,371	4,120,109
Share-based compensation	3,192,338	1,942,173
Amortization of intangible assets	3,683,748	339,348
Fair value remeasurement of contingent consideration	209,260	-
Depreciation of property and equipment	603,694	118,394
Investment tax credits	(240,760)	(553,730)
	29,788,795	18,050,091

Our research and development expenses consist primarily of personnel-related costs, manufacturing and clinical study services costs for external service providers, patent fees, share-based compensation and amortization of intangible assets.

The increase in research and development program expenses for the year ended December 31, 2016 over the prior year was due mainly to higher SIRPαFc clinical trial and regulatory costs, preclinical work on the bromodomain inhibitor and EGFR inhibitor programs, additional SIRPαFc preclinical and academic collaborations, and higher facility costs, partially offset by lower SIRPαFc preclinical toxicology study and manufacturing costs. Salaries, fees and short-term benefits increased in the year ended December 31, 2016 due to higher staffing and salaries compared to the same period in 2015. Share-based compensation increased due mainly to a higher number of options granted in the year ended December 31, 2016 compared to the same period of 2015. Amortization of intangible assets increased due mainly to $3,590,164 of expense for the year ended December 31, 2016 related to the acquired Fluorinov intellectual property. Depreciation of property and equipment increased due mainly to higher capital purchases for leasehold improvements and lab equipment for our new leased facility in 2016. $209,260 of costs were recorded relating to the fair value measurement of contingent consideration relating to the acquisition of Fluorinov. Tax credits were lower for the year ended December 31, 2016 compared to the same period of 2015 as we were ineligible for certain refundable Ontario tax credits in 2016.

General and Administrative

Components of general and administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
	$	$

General and administrative, excluding the below items	1,789,396	1,521,639
Salaries, fees and short-term benefits	1,284,001	898,381
Deferred share units for director compensation	362,443	540,000
Share-based compensation	497,070	224,327
	3,932,910	3,184,347

General and administrative expenses consist mainly of professional fees, personnel costs related to corporate activities including directors’ fees, costs for shareholder related activities including investor relations, stock exchange fees and share-based compensation.

General and administrative expenses for the year ended December 31, 2016 of $1,789,396 were higher than the prior year due mainly to higher investor relations fees, and professional fees including expenses related to the acquisition of Fluorinov. Salaries, fees and short-term benefits increased in the year ended December 31, 2016 compared to the prior year due to higher administrative staffing. The expense for deferred share units, or DSUs, for the year ended December 31, 2016 was lower than the prior year due to the fair value measurement of cash-settled deferred share units, or DSUs, granted during 2016. Share-based compensation increased due mainly to a higher number of options granted in the year ended December 31, 2016 compared to 2015.

Finance Income and Costs

Finance costs for the three months and year ended December 31, 2016 were comparable to the prior year periods.

For the year ended December 31, 2016 a net foreign currency loss of $2,026,791 was incurred compared to a net foreign currency gain of $6,106,703 for year ended December 31, 2015 due to the weakening of the US dollar exchange rate compared to the Canadian dollar.

For the years ended December 31, 2015 and 2014

Net loss for the year ended December 31, 2015 of $14,733,699 exceeded the loss of $12,881,820 for the year ended December 31, 2014. Research and development costs for both 2015 periods were significantly higher than 2014 due mainly to higher costs for our SIRPαFc development program including increased personnel costs. The loss for the three months ended December 31, 2015 was lower than the comparative period due mainly to a net foreign exchange gain of $2,163,429.

Research and Development

Components of research and development expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
	$	$
Research and development programs excluding the below items	12,083,797	5,893,030
Salaries, fees and short-term benefits	4,120,109	2,311,755
Share-based compensation	1,942,173	1,626,824
Amortization of intangible assets	339,348	610,776
Impairment of intangible assets	-	429,763
Depreciation of property and equipment	118,394	47,208
Tax credits	(553,730)	(323,548)
	18,050,091	10,595,808

The increase in research and development program expenses for the year ended December 31, 2015 compared to the year ended December 31, 2014 was due mainly to completion of IND-enabling toxicology studies, manufacturing costs to supply our clinical trial, costs to prepare and submit our IND and initiation of the Phase I trial in 2015 for SIRPαFc. Salaries, fees, and short-term benefits increased for the year ended December 31, 2015 due mainly to additional research and development personnel hired in 2015. Amortization and impairment of intangible assets was lower in the year ended December 31, 2015 due to the discontinuation of the tigecycline program in 2014. Depreciation expense was higher in 2015 due to higher purchases of new lab equipment.

General and Administrative

Components of general and administrative expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
	$	$

General and administrative expenses excluding the below items	1,521,639	1,198,181
Salaries, fees and short-term benefits	898,381	694,849
DSU units issued for director compensation	540,000	240,000
Share-based compensation	224,327	444,430
	3,184,347	2,577,460

General and administrative expenses for the year ended December 31, 2015 were higher than the comparable prior year period due mainly to higher insurance costs and expenses related to the Fluorinov acquisition, partially offset by lower stock exchange filing fees. Salaries, fees and short-term benefits increased in 2015 over 2014 due mainly to higher administrative staffing. The value of DSUs issued for director compensation increased in 2015, and share-based compensation expense was lower in 2015 due mainly to fewer stock options issued to administrative personnel in the year.

Finance Income and Costs

Finance income for the year ended December 31, 2015 was higher than the prior year comparable period due mainly to a net foreign currency gain of $6,106,703, due mainly to holding U.S. dollar denominated cash with a strengthening U.S. dollar. Interest income in 2015 was also higher due to higher average cash balances.

Finance costs for the year ended December 31, 2015 were comparable to the prior year periods.

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options, and from interest income on funds available for investment. Our primary capital needs are for funds to support our scientific research and development activities including staffing, facilities, manufacturing, preclinical studies and clinical trials, administrative costs and for working capital.

We have experienced operating losses and cash outflows from operations since incorporation, will require ongoing financing in order to continue our research and development activities, and we have not earned significant revenue or reached successful commercialization of our products. Our future operations are dependent upon our ability to finance our cash requirements which will allow us to continue our research and development activities and the commercialization of our products. There can be no assurance that we will be successful in continuing to finance our operations.

On April 7, 2015, we completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, we sold 1,750,754 common shares and 1,077,605 Series II Non-Voting Convertible First Preferred shares at a price of U.S. $19.50 per share. The gross proceeds from this offering were $68,875,067 (U.S. $55,153,000) before deducting offering expenses of $4,913,443.

The Series II Non-Voting Convertible First Preferred shares sold in the offering are non-voting and are convertible into common shares, on a one-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. Holders may not convert Series II Non-Voting Convertible First Preferred shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the TSX, and (iii) above 19.99%, subject to approval by the TSX and shareholder approval.

On May 29, 2015, we filed a base shelf prospectus with the British Columbia, Alberta, Manitoba, Ontario and Nova Scotia securities commissions in Canada and a Form F-10 registration statement with the United States Securities and Exchange Commission, or SEC, that provides that we may sell under the prospectus from time to time over the following 25 months up to U.S. $100 million, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, or units comprising a combination of common shares, First Preferred shares and/or warrants.

December 31, 2016 Compared to December 31, 2015

Our cash and cash equivalents and working capital at December 31, 2016 were $50.5 million and $45.5 million respectively compared to $86.8 million and $85.4 million, respectively at December 31, 2015. The decrease in both cash and working capital was due mainly to cash used in operations of approximately $22.9 million, net cash paid on the purchase of Fluorinov of approximately $9.6 million, $3.0 million of capital purchases mainly related to leasehold improvements, laboratory equipment, and furniture for our new office and laboratory facility, and a net foreign exchange loss on cash of $1.2 million. Accounts payable and accrued liabilities as at December 31, 2016 of $5.5 million were higher than the balance of $3.2 million at December 31, 2015 due mainly to increased research and development expenditures and slower invoicing for clinical trial related expenditures and preclinical collaborations, and timing of payment of manufacturing expenditures. Amounts receivable as at December 31, 2016 of $526,530 was lower than the amount of $974,822 at December 31, 2015 due to the receipt of federal and Ontario refundable tax credits for the 2015 tax year.

We are indebted to the Federal Economic Development Agency for Southern Ontario, or FedDev under a non-interest bearing contribution agreement and is making monthly repayments of $9,586 through November 2019. As at December 31, 2016 and 2015, the balance repayable was $335,489 and $440,935, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at December 31, 2016 and 2015, we had a deferred lease inducement of $437,711 and $348,205, respectively, for a new facility lease. The inducement benefit will be recognized over the expected term of the lease.

As at December 31, 2016 and 2015, we had a long-term liability of $1,959,260 and nil, respectively, related to contingent consideration on the acquisition of Fluorinov.

Cash flows from operating activities

Cash used in operating activities increased to $22,850,941 for the year ended December 31, 2016, compared to $18,298,112 for the year ended December 31, 2015, due mainly to higher research and development expenses and unrealized foreign exchange losses on cash in the current year, compared to foreign exchange gains on cash in the prior year.

Cash flows from investing activities

Cash used in investing activities totaled $12,541,150 for the year ended December 31, 2016, compared to $750,382 for the year ended December 31, 2015. The increase was due mainly to the purchase of Fluorinov and capital purchases related to our new laboratory and office facilities.

Cash flows from financing activities

Cash used by financing activities totaled $343,727 for the year ended December 31, 2016, compared to cash provided of $73,642,984 for the year ended December 31, 2015. The decrease for the year ended December 31, 2016 was due mainly to the issuance of share capital in 2015.

December 31, 2015 Compared to December 31, 2014

Our cash totaled $86,770,542 at December 31, 2015 compared to $26,165,056 at December 31, 2014. As at December 31, 2015, our working capital increased to $85,369,945 compared to $23,989,252 at December 31, 2014 due mainly to funds received in the April 7, 2015 offering, warrant exercises, and foreign exchange gains, partially offset by cash used in operations. Accounts payable and accrued liabilities as at December 31, 2015 of $3,233,749 were comparable to the balance of $3,248,984 at December 31, 2014. Amounts receivable as at December 31, 2015 were $974,822 compared to $344,416 at December 31, 2014. The increase in amounts receivable was due mainly to the recording of expected refundable tax credits on research and development activities and refundable withholding taxes in the year ended December 31, 2015.

We are indebted to FedDev under a noninterest bearing contribution agreement and are making monthly repayments of $9,586 through November 2019. As at December 31, 2015, the balance repayable was $440,935. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at December 31, 2015, we had a deferred lease inducement of $348,205 for a new facility lease. The inducement benefit will be recognized over the expected term of the lease.

We had a long-term liability of $60,109 related to certain discontinued technologies. This liability was discounted using an estimated market interest rate of 15% and interest expense is accreting.

Cash flows from operating activities

Cash used in operating activities increased to $18,298,112 for the year ended December 31, 2015, compared to $7,448,068 for the year ended December 31, 2014, due mainly to higher research and development expenses in the current year.

Cash flows from investing activities

Cash used in investing activities totaled $750,382 for the year ended December 31, 2015, compared to cash provided by investing activities of $352,995 for the year ended December 31, 2014. The increase was due to higher purchases of property and equipment compared to the prior year.

Cash flows from financing activities

Cash provided by financing activities totaled $73,642,984 for the year ended December 31, 2015, compared to $803,623 for the year ended December 31, 2014. The increase was due mainly to the completion of an underwritten public offering of common shares and non-voting convertible preferred shares in April 2015.

C. Research and Development, Patents and Licenses, etc.

During 2016 and 2015, most of our resources were focused on the development of our SIRPαFc program. For the year ended December 31, 2016, SIRPαFc research and development costs were higher than the same period in the prior year due mainly to costs related to the Phase I clinical trials, higher staffing, higher facility costs, and share-based compensation costs, and additional funding for preclinical collaborations partially offset by lower preclinical toxicology study and manufacturing costs. As Fluorinov was acquired in January 2016 there are no comparable amounts. For the year ended December 31, 2016, Fluorinov research and development expenses included $3,590,164 for amortization of the acquired intangible assets, $1,274,007 for personnel related costs and $2,470,197 for program and other related costs.

Research and development expenditures for the preceding three years were as follows:

Program	Year ended December 31, 2016 ($)	Year ended December 31, 2015 ($)	Year ended December 31, 2014 ($)
SIRPaFc	$22,411,393	$17,978,930	$9,372,467
Fluorinov compounds	$7,334,368	-	-
Tigecycline	-	-	$1,091,297
Other programs	$43,034	$71,161	$132,044
Total	$29,788,795	$18,050,091	$10,595,808

Notes:

(1)

Research and development expenditures in the above table include all direct and indirect costs for the programs, personnel costs, intellectual property costs, amortization, share-based compensation, and research and development overhead, and is net of government assistance. Research and development overhead costs have been allocated to the programs based mainly on personnel time spent on the programs.

We rely on patents and licenses to enable the commercialization of our novel technologies. See “Item 4. Information on the Company” and “Item 4.B. Information on the Company – Intellectual Property”.

D. Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Research and development expenses for 2015 included the costs for IND-enabling toxicology studies, preparing the IND submission and initiating the Phase I clinical trial for TTI-621. Research and development expenses increased in 2016 due to the costs of initiating two Phase I trials and the addition of Fluorinov product development. General and administrative costs for the second quarter of 2015 were higher than the first quarter of 2015 due mainly to the issuance of DSUs for director fees. The net loss for the third and fourth quarters of 2015 were lower due mainly to net foreign exchange gains of $4,019,251 and $2,163,429, respectively, that resulted mainly from holding U.S. denominated cash with a strengthening U.S. dollar exchange rate. The net loss for the first quarter of 2016 was higher due mainly to a net foreign currency loss of $3,554,296 from holding US denominated cash with a weakening US dollar, the addition of intangible asset amortization in the amount of $693,322 on the acquisition of Fluorinov intangible assets and higher research and development spending. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3,689,674 where we released a portion of our income tax valuation adjustment to match a net deferred tax liability that was created on the acquisition of Fluorinov. The net losses for the third and fourth quarters of 2016 were higher due to higher personnel costs, SIRPαFc clinical trial costs, preclinical work on the bromodomain inhibitor and EGFR inhibitor programs, and additional SIRPαFc preclinical collaborations.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

Under the license agreement for SIRPαFc, we have future contingent milestones payable of $35,000 related to successful patent grants, $200,000 and $300,000 on the first patient dosed in Phase II and III clinical trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.We are also required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

Under two agreements with Catalent pursuant to which we acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs, we have future contingent milestones on pre-marketing approval of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million for each agreement.

In connection with our acquisition of all the outstanding shares of Fluorinov, we are obligated to pay up to $35 million of additional future payments that are contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. We will also have an obligation to pay royalty payments on future sales of such compounds.

We periodically enter into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on our behalf. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in our consolidated financial statements with respect to these indemnification obligations.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at December 31, 2016:

Contractual Obligations(1)(2)(7)(8)	Payments due by period ($)
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations(3)	$335,489	$115,032	$220,457	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations(4)	$2,075,144	$223,224	$485,900	$507,903	$858,117
Purchase Obligations(5)	$10,382,146	$5,602,146	$4,544,000	$236,000	-
Other Long-Term Liabilities Reflected on our Balance Sheet(6)	$2,279,205	$319,945	-	$1,566,671	$392,589
Total	$15,071,984	$6,260,347	$5,250,357	$2,310,574	$1,250,706

Notes:

(1)

Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at December 31, 2016. Annual technology license fees currently approximating $50,000 are not included in the above table.

(2)	Contingent milestones under the UHN license agreement and the Catalent expression system agreements are not included in the above table.
(3)	Amounts due to FedDev repayable in equal monthly installments of $9,586 through November 2019.
(4)	Includes operating lease obligations for laboratory and office facilities.
(5)

Purchase obligations include all non-cancellable contracts, and all cancellable contracts with $100,000 or greater remaining committed at the period end including agreements related to the conduct of our TTI-621 Phase I clinical trials, preclinical collaborations and manufacturing activities.

(6)

Includes $1,959,260 of contingent consideration related to potential future payments of up to $35 million based on the achievement of clinical and regulatory milestones with an existing Fluorinov compound.

(7)

We are party to a license agreement for our SIRPaFc technology with UHN and HSC that has future milestones where the certainty and timing of reaching the milestones are unknown. Aggregate milestones under this agreement, related to major markets on their first achievement, are $5,660,000 of which management estimates that $360,000 may occur in 1 to 3 years, $300,000 may occur in 3 to 5 years and the balance more than five years, if the milestones are reached at all.

(8)

We are party to two agreements dated August 12, 2014 with Catalent Pharma Solutions, LLC related to the sale of their GPEx®-Derived Cell Line to us. Each agreement includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

A. Directors and Senior Management

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our Directors and senior management:

Name Present Office Held	Position Held Since	Principal Business Activities and Other Principal Directorships
Luke Beshar Director(1)	March 10, 2014

Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015. Mr. Beshar also sits on the boards of REGENXBIO Inc., Entera Bio Ltd. and Sancilio Pharmaceuticals Company, Inc.

Henry Friesen Director(1) (2)	June 28, 2011	Dr. Friesen is a Distinguished University Professor Emeritus at University of Manitoba since October 2000.
Robert Kirkman Director (1) (3)	December 17, 2013	Dr. Kirkman was President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.
Michael Moore Director (2) (3)	April 9, 2013

Dr. Moore was the Founder Chair of MISSION Therapeutics Ltd. (2012-2016) and of PsiOxus Therapeutics Ltd. (2011-2015) and continues as a director of both companies. Dr. Moore is also a director of Chronos Therapeutics Ltd. from 2009 and was the Chair of Trillium Therapeutics Inc. (private) from 2004-2013. From 2003 to 2008, Dr. Moore was the Chief Executive Officer and director of PIramed Ltd, a UK- based oncology company acquired by Roche.

Thomas Reynolds Director (2)(3)	March 10, 2014

Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody- based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

Calvin Stiller Director, Chair of the Board	July 18, 2011

Dr. Stiller is the Chair Emeritus of the Ontario Institute for Cancer Research and Professor Emeritus at Western University. Dr. Stiller also sits on the board of Revera Corporation and Smarter Alloys Inc.

Niclas Stiernholm President and Chief Executive Officer, Director	Director since July 18, 2011; President and CEO since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the President and Chief Executive Officer of Trillium Therapeutics Inc. (private) since 2002. He joined Trillium from YM BioSciences Inc. where he was Executive Vice President and Chief Scientific Officer. Mr. Stiernholm also sits on the board of Vasomune Therapeutics Inc.

As President and Chief Executive Officer, Dr. Stiernholm is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Stiernholm participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Robert Uger Chief Scientific Officer	April 9, 2013

Dr. Uger is the Chief Scientific Officer of Trillium since April 9, 2013 and was the Vice President, Research of Trillium Therapeutics Inc. (private) since 2003. He joined Trillium from Aventis Pasteur where he was a Senior Research Scientist involved in cancer vaccine research.

As Chief Scientific Officer, Dr. Uger is responsible for developing and implementing our scientific direction, and oversees both internal product development and external research and development programs.

James Parsons Chief Financial Officer	August 25, 2011

Mr. Parsons is the Chief Financial Officer of Trillium since August 25, 2011 and was also the Director, Finance of Trillium Therapeutics Inc. (private). He was previously the Vice President, Finance of DiaMedica Inc. from October 2010 to May 2014, and Chief Financial Officer of Amorfix Life Sciences Ltd. from 2006 to 2010. Mr. Parsons sits on the board of Sernova Corp and DiaMedica Inc.

As Chief Financial Officer, Mr. Parsons is responsible for financial and risk management, investor relations, corporate governance and administration.

Penka Petrova Chief Development Officer	May 29, 2015

Dr. Petrova is the Chief Development Officer of Trillium since May 29, 2015 and was the Vice President, Drug Development from April 2013 to May 2015. Dr. Petrova joined Trillium Therapeutics Inc. (private) from Prescient Neuropharma in 2003.

As Chief Development Officer, Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract manufacturers and contract research organizations.

Eric Sievers Chief Medical Officer	April 1, 2015

Dr. Sievers is the Chief Medical Officer of Trillium since April 1, 2015. He previously held several senior roles at Seattle Genetics including the Senior Vice President, Clinical Development from October 2013 to March 2015, the Vice President and Interim Chief Medical Officer from 2012 to October 2013, and Vice President, Clinical Affairs from 2011 to 2012, and Executive Medical Director from 2010 to 2011.

As Chief Medical Officer, Dr. Sievers is responsible for the design and execution of our clinical and regulatory strategy.

Notes:

(1)	Member of our Audit Committee.
(2)	Member of our Corporate Governance and Nominating Committee.
(3)	Member of our Compensation Committee.

Summary of Business Experience and Functions within the Company

Luke Beshar, CPA - Director, Chair of the Audit Committee

Mr. Beshar was Executive Vice President and Chief Financial Officer of NPS Pharmaceuticals until February 2015 when the company was sold to Shire plc. He joined NPS Pharmaceuticals in 2007 and has been responsible for financial management, investor relations, information technology, technical operations, supply-chain management, facilities, project management, contracts and outsourcing and strategic and alliance management. Prior to joining NPS, Mr. Beshar served as Executive Vice President and Chief Financial Officer of Cambrex Corporation, a global life sciences company. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant.

He obtained his bachelor“s degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

Dr. Henry Friesen - Director

Dr. Friesen was the President of the Canadian Government“s Medical Research Council, and the architect and lead champion for the creation the Canadian Institutes for Health Research, President of the National Cancer Institute of Canada and President of the Canadian Society for Clinical Investigation. He is the Past Founding Chair of Genome Canada. A Fellow of the Royal Society of Canada, Dr. Friesen was named a Companion of the Order of Canada and was inducted into the Canadian Medical Hall of Fame in 2001 and, later the Order of Manitoba. He was also awarded the Gairdner Foundation Wightman Award, the McLaughlin Medal of the Royal Society of Canada, and the Koch Medal, the highest award of the Endocrine Society. He was presented with the Frederic Newton Gisborne Starr Award by the Canadian Medical Association, the association“s highest award, in 2006. Dr. Friesen also holds eight Honorary Doctorates from Canadian universities.

Dr. Robert Kirkman - Director

Dr. Kirkman served as Cascadian Therapeutics’ (formerly Oncothyreon) President and Chief Executive Officer from September 2006 to January 2016. From 2005 to 2006, he was acting President and Chief Executive Officer of Xcyte Therapies, which concluded a merger with Cyclacel Pharmaceuticals, both development-stage biopharmaceutical companies, in March of 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President of Xcyte. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications of Protein Design Labs, a biopharmaceutical company. Dr. Kirkman holds a M.D. degree from Harvard Medical School and a B.A. in economics from Yale University.

Dr. Michael Moore - Director

Dr. Moore was the Founder Chair of MISSION Therapeutics Limited, a UK drug discovery company targeting deubiquitinating enzymes for multiple disease indications. He also holds non-executive positions with UK biopharmaceutical companies including PsiOxus Therapeutics Limited, of which he was Founding Chairman, and Chronos Therapeutics Limited. From 2004-2013, Dr. Moore was non-executive Chair of Trillium Therapeutics Inc. (private) and from 2003-2008 Chief Executive Officer of Plramed Limited, a UK-based biotechnology company targeting the PI 3-kinase superfamily, which was acquired by Roche in 2008. Prior to Plramed, Dr. Moore held progressive positions at Xenova Group plc (1988-2003), including Research Director and Chief Scientific Officer. Dr. Moore’s academic career included a tenured appointment at the Paterson Institute for Cancer Research (1980) and the University of Manchester Medical School where he was Honorary Reader in immunology and oncology (1986). Dr. Moore received Ph.D. and D.Sc. degrees from the University of Nottingham (a member of the Russell Group).

Dr. Thomas Reynolds - Director

Dr. Reynolds served as Chief Medical Officer of Seattle Genetics from March 2007 until his retirement in February, 2013. While at Seattle Genetics, he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of ADCETRIS. From 2002 to 2007, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as Vice President, Medical Affairs, where he oversaw the clinical development and regulatory filing of RECOTHROM. Previously, he was Vice President, Clinical Affairs at Targeted Genetics, and before that he was at Somatix Therapy (acquired by Cell Genesys in 1997). Dr. Reynolds received his M.D., and Ph.D. in Biophysics, from Stanford University and a B.A. in Chemistry from Dartmouth College. He is currently a director and member of the compensation committee at MEI Pharma, Inc.

Dr. Calvin Stiller - Director, Chair of the Board of Directors

Dr. Stiller is a Member of the Order of Canada and the Order of Ontario, was the recipient of the Canada Gairdner Wightman Award in 2011 (awarded to a Canadian who has demonstrated outstanding leadership in medicine and medical science) and was inducted into the Canadian Medical Hall of Fame in 2010. Dr. Stiller is Chair Emeritus of the Ontario Institute for Cancer Research, the former chair of Genome Canada and is Professor Emeritus in the Departments of Medicine, and Immunology and Bacteriology at the University of Western Ontario. Dr. Stiller founded the J. Allyn Taylor International Prize in Medicine, co-founded the Medical and Related Sciences Research District, or MaRS, was the Chair of the Ontario Research and Development Challenge Fund Board and was the co-founder of four venture capital funds of over $500 million. He serves on the boards of a number of private and public companies, was founding Chair of Trillium Therapeutics Inc. (private) and was chair of Verio Therapeutics, a Canadian stem cell company that was acquired in 2010 by Fate Corporation, a California-based regeneration company. Together with Robert Klein (the founder of the California Institute of Regenerative Medicine, a state agency responsible for granting approximately $3 billion in stem cell research funding), he co-founded the Cancer Stem Cell Initiative, a Canada-California consortium that has been productive in the search for and identification of cancer stem cells. He serves on the board of Revera Corporation, one of the nation’s largest seniors“ accommodation, health and long-term care and services companies.

Dr. Niclas Stiernholm - President and Chief Executive Officer, Director

Dr. Stiernholm became the President and Chief Executive Officer on our merger with Trillium Therapeutics Inc. (private) in April 2013. Previously, as Chief Executive Officer of Trillium Therapeutics Inc. (private) since 2002, Dr. Stiernholm spearheaded the in-licensing of our development technologies, raised over $23 million in venture capital financing, and raised non-dilutive funding from several out-licensing transactions with pharmaceutical partners. Dr. Stiernholm joined Trillium Therapeutics Inc. (private) from YM BioSciences where he was Executive Vice President and Chief Scientific Officer. While there, he played a significant role in the success of their Initial Public Offering in 2002. Dr. Stiernholm began his industry career as a member of Allelix Biopharmaceuticals“ business development office. He currently serves on the board of Vasomune Therapeutics. He received his Ph.D. in Immunology from the University of Toronto, where he also completed his postdoctoral training.

Dr. Robert Uger - Chief Scientific Officer

Dr. Uger became the Chief Scientific Officer on our merger with Trillium Therapeutics Inc. (private) in April 2013. Dr. Uger is responsible for developing and implementing our scientific direction, and overseeing both internal product development and external research discovery programs. He also acts as our scientific liaison with respect to global collaborations with academic and hospital research scientists. Dr. Uger joined Trillium Therapeutics Inc. (private)in 2003 from Aventis Pasteur where he was a Senior Research Scientist involved in cancer vaccine research. He received his Ph.D. in Immunology from the University of Toronto.

James Parsons, CPA-CA - Chief Financial Officer

Mr. Parsons joined us in August 2011 and Trillium Therapeutics Inc. (private) in 2003 on a part-time basis, and became full-time in June 2014. Mr. Parsons has an extensive background in the life sciences industry and over 25 years of financial management experience. Mr. Parsons was the Vice-President, Finance for DiaMedica Inc. from October 2010 to May 2014, and the Chief Financial Officer and Corporate Secretary for Amorfix Life Sciences Ltd. from 2006 to 2010 where his responsibilities included finance, administration, commercialization, risk management, and corporate governance. Mr. Parsons has been a CFO and advisor in the life sciences industry since 2000 with early-stage to late-clinical stage biotechnology companies across many therapeutic, diagnostic and device areas. Mr. Parsons has a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant and Chartered Accountant.

Dr. Penka Petrova – Chief Development Officer

Dr. Petrova was appointed Chief Development Officer on May 29, 2015. Previously, Dr. Petrova became the Vice President, Drug Development on our merger with Trillium Therapeutics Inc. (private) in April 2013. Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract research organizations. Dr. Petrova joined Trillium Therapeutics Inc. (private) in 2003 from Prescient Neuropharma where she was a Research Scientist and was involved in identifying and characterizing novel proteins involved in neuroprotection. Dr. Petrova received her Ph.D. in Microbiology from Saarland University in Saarbruecken, Germany, where she also conducted her postdoctoral studies.

Dr. Eric Sievers – Chief Medical Officer

Dr. Sievers joined Trillium as Chief Medical Officer on April 1, 2015. Dr. Sievers is responsible for the design and execution of our clinical and regulatory strategy. From 2006 to 2015, he served in several senior roles at Seattle Genetics, most recently as Senior Vice President, Clinical Development. At Seattle Genetics, he helped write and supervise pivotal trials that ultimately led to the US registration of ADCETRIS for Hodgkin lymphoma and anaplastic large cell lymphoma in 2011, now approved in over 45 countries worldwide. From 2003 to 2006, Dr. Sievers served as Medical Director at Zymogenetics. He performed his training in pediatric hematology and oncology at the University of Washington and the Fred Hutchinson Cancer Research Center, and served on the faculty of both institutions for more than a decade. Dr. Sievers received both a B.A. in Biology and an M.D. from Brown University.

Family Relationships

There are no family relationships among our directors and senior management.

Other Arrangements

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the year ended December 31, 2016, our directors and members of our administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Salary/ Fees earned(1) ($)	Share- based awards ($)(2)	Option- based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Total ($)
Niclas Stiernholm(5) President & Chief Executive Officer and Director	463,500	Nil	1,294,285	260,719	2,018,504
Robert Uger Chief Scientific Officer	329,600	Nil	421,853	129,780	881,233
Eric Sievers(6) Chief Medical Officer	512,001	Nil	418,356	201,600	1,131,957
James Parsons Chief Financial Officer	283,250	Nil	388,217	111,530	782,997
Penka Petrova Chief Development Officer	283,250	Nil	469,360	111,530	864,140
Luke Beshar Director	56,000	90,000	Nil	Nil	146,000
Henry Friesen Director	58,000	90,000	Nil	Nil	148,000

Robert Kirkman Director	55,500	90,000	Nil	Nil	145,500
Michael Moore Director	52,500	90,000	Nil	Nil	142,500
Thomas Reynolds Director	50,000	90,000	Nil	Nil	140,000
Calvin Stiller Director, Chair	80,000	90,000	Nil	Nil	170,000

Notes:

(1)

For the year ended December 31, 2016, we compensated each director with an annual cash retainer of $40,000 and the chair with an additional annual cash retainer of $40,000. Directors also received fees for serving as a chair or member of board committees.

(2)

The amounts in this column represent the grant date fair value of the DSUs awarded to directors during fiscal year 2016 pursuant to the 2016 Cash-Settled DSU Plan (as defined below). The grant date fair value is the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. This methodology represents management’s best estimate of fair value at the grant date.

(3)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions for 2016: expected life of 6 years; risk free rate of 0.7%; dividend yield of 0; and expected volatility of 84%.

(4)	These payments reflect cash bonuses on the achievement of the annual corporate objectives.
(5)	Dr. Stiernholm was not compensated as a director.
(6)	Dr. Sievers’ compensation was paid in U.S. dollars and has been converted to Canadian dollars using an average exchange rate of US$1 = Cdn$1.3256 for 2016.

Employment Agreements

Niclas Stiernholm

Effective February 11, 2016, we entered into a new employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $450,000 and participation in our short-term incentive plan and stock option plan. Dr. Stiernholm’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 18 months or one month per year of completed service (capped at 24 months) for termination without cause. If Dr. Stiernholm terminates his employment within one year of a change of control, he is entitled to severance of 20 months of base salary, plus a bonus equal to the average annual bonus of the past three years. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Stiernholm’s employment is terminated without cause or Dr. Stiernholm resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Stiernholm in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $1,051,735. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental severance, plus in the money value of accelerated vesting of stock options granted prior to November 19, 2015, is $117,638.

Dr. Stiernholm’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Robert Uger

Effective February 11, 2016, we entered into a new employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of $320,000 and participation in our short-term incentive plan and stock option plan. Dr. Uger’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Uger’s employment is terminated without cause or Dr. Uger resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Uger in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $508,618. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $156.

Dr. Uger’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Eric Sievers

Effective April 1, 2015, we entered into an employment agreement with Eric Sievers which has an indefinite term and provides for his employment as Chief Medical Officer. The agreement provides for an annual base salary of U.S.$375,000 and participation in our short-term incentive plan and stock option plan. Dr. Siever’s agreement provides for continuation of his salary for 12 months for termination without cause. The estimated additional payment to Dr. Sievers in the case of termination without cause, assuming that a termination took place on December 31, 2016 is U.S.$386,250.

Dr. Sievers’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

James Parsons

Effective February 11, 2016, we entered into a new employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of $275,000 and participation in our short-term incentive plan and stock option plan. Mr. Parsons’ agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Mr. Parsons’ employment is terminated without cause or Mr. Parsons resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Mr. Parsons in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $377,593. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $78.

Mr. Parsons’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Penka Petrova

Effective February 11, 2016, we entered into a new employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Chief Development Officer. The agreement provides for an annual base salary of $275,000 and participation in our short term incentive plan and stock option plan. Dr. Petrova’s agreement provides for continuation of her salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Petrova’s employment is terminated without cause or Dr. Petrova resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Petrova in the case of termination without cause, assuming that a termination took place on December 31, 2016 is $414,135. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental in the money value of accelerated vesting of stock options granted prior to November 19, 2015 is $78.

Dr. Petrova’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Entitlements under Stock Option Plan

Pursuant to the 2016 Stock Option Plan (as defined below), upon retirement, resignation or termination without cause, the optionholder will have the right, until the earlier of (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the participant’s employment contract) following the Termination Date, and (ii) the normal expiry date of the stock option rights of such participant, to exercise all stock options to the extent they were exercisable on the Termination Date.

In addition, the 2016 Stock Option Plan provides that any unvested stock options granted thereunder will be subject to “double trigger” vesting upon a Change of Control, as set out in the 2016 Stock Option Plan. Notwithstanding the foregoing, the Board has determined that the “single trigger” vesting provisions of the 2014 Stock Option Plan (as defined below) will continue to apply in respect of 927,834 stock options granted by us prior to November 18, 2015. See “Item 6.D. Stock Option Plan.”

Stock Option Plan

We have adopted a stock option plan, or the 2016 Stock Option Plan, that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2016 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire Common Shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us. As at December 31, 2016, pursuant to the 2016 Stock Option Plan, we were entitled to issue 1,894,501 options.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Stock Option Plan, which is attached as an exhibit to this Form 20-F. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Stock Option Plan.

Administration by the Board of Directors

The 2016 Stock Option Plan is administered by our Board, which has final authority and discretion, subject to the express provisions of the 2016 Stock Option Plan, to interpret the 2016 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2016 Stock Option Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted, or the Exchange Rules, including the TSX and NASDAQ. This includes the discretion of our Board to decide who will participate in the 2016 Stock Option Plan, including directors, officers, employees or consultants, each a Participant. Our Board also has authority to delegate its duties to the compensation committee.

Expiry

Stock options granted under the 2016 Stock Option Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board. In addition, notwithstanding the expiration date applicable to any stock option, if a stock option would otherwise expire during or immediately after a Blackout Period (as defined in the 2016 Stock Option Plan), then the expiration date of such stock option shall be the 10th business day following the expiration of the Blackout Period.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or NASDAQ, as specified by the committee in the option award on the trading day immediately preceding the date of grant.

Maximum Limit

The 2016 Stock Option Plan is a fixed stock option plan, meaning that the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the 2016 Stock Option Plan is fixed and cannot be changed without shareholder approval. The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the 2016 Stock Option Plan at any time, plus the number of Common Shares reserved for issuance under outstanding options otherwise granted by us shall not exceed 1,894,501 Common Shares.

Any exercise of stock options will not make new grants available under the 2016 Stock Option Plan. However, if stock options granted to an individual under the 2016 Stock Option Plan in respect of certain Common Shares expire or terminate for any reason with or without having been exercised, such Common Shares may be made available for other stock options to be granted under the 2016 Stock Option Plan.

Insider Participation Limits

The aggregate number of Common Shares issued to “reporting insiders” (as such term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions) under the 2016 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan, or the 2014 Equity DSU Plan) within a one-year period, may not at any time exceed 10% of the combined total number of Common Shares issued and outstanding (on a non-diluted basis) and the total number of Common Shares into which the outstanding preferred shares may be converted.

In no event shall stock options be granted to an individual to purchase in excess of 5% of the total of the number of then issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares in any 12 month period.

In addition, no stock options shall be granted to any Participant that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the 2016 Stock Option Plan, or any other security-based compensation arrangement, exceeding 1% of the issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares; or (ii) an annual grant per non-employee director exceeding $100,000 worth of options.

Amendment Provisions

Our Board has the discretion to make amendments to the 2016 Stock Option Plan and any stock options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

  minor changes of a “housekeeping” nature;
  amending stock options under the 2016 Stock Option Plan, including with respect to the stock option period (provided that the period during which a stock option is exercisable does not exceed ten years from the date the stock option is granted and does not deal with an extension of such stock option period), vesting period, exercise method and frequency and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;
  changing the class of Participants eligible to participate under the 2016 Stock Option Plan;
  changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of Common Shares under the 2016 Stock Option Plan; and
  adding a cashless exercise feature, payable in cash or securities, provided that a cashless exercise will result in a full deduction of the number of underlying Common Shares from the 2016 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2016 Stock Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2016 Stock Option Plan; (iii) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and (iv) any reduction in the exercise price or extension of the stock option period (other than as a result of a Blackout Period extension), in addition to such other matters that may require shareholder approval under the Exchange Rules.

Termination, Resignation, Death, etc.

Stock options granted under the 2016 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Stock options granted under the plan terminate immediately if a Participant is dismissed with cause.

If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination without cause, such Participant shall have the right until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the Participant’s employment contract) following the Participant’s last day of active employment, or the Termination Date, which shall not include any period of statutory or reasonable notice or any period of deemed employment or salary continuance; and (ii) the normal expiry date of the stock option rights of such Participant, to exercise the stock options under the 2016 Stock Option Plan with respect to all optioned Common Shares of such Participant to the extent that they were exercisable on the Termination Date.

If a Participant dies, his options may be exercised by his legal representatives until the earlier of (i) one year after the death of the Participant; and (ii) the normal expiry date of the options of such Participant.

If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, such Participant shall have the right until the earlier of: (i) 180 days following the Termination Date; and (ii) the normal expiry date of the option rights of such Participant, to exercise such Participant’s options under the 2016 Stock Option Plan with respect to all Common Shares of such Participant to the extent they were exercisable on the Termination Date.

Upon expiry of the prescribed period described above, all unexercised options shall immediately terminate.

Change of Control

In the event of a Change of Control (as such term is defined in the 2016 Stock Option Plan), any surviving, successor or acquiring entity will assume any outstanding stock options or will substitute similar awards for the outstanding stock options. If the surviving, successor or acquiring entity does not assume the outstanding stock options or substitute similar awards for the outstanding stock options, or if the Board otherwise determines in its sole discretion, we will give written notice to all Participants advising that the 2016 Stock Option Plan will be terminated effective immediately prior to the Change of Control and all stock options will be deemed to be vested stock options and may make provision for the exercise of stock options and tender of Common Shares in connection with the Change of Control and may otherwise make provision for the cash out or termination of stock options that are not exercised within a specified period of time.

Termination without Cause Following a Change of Control

The 2016 Stock Option Plan provides that, notwithstanding anything in the 2016 Stock Option Plan to the contrary, if the employment of a Participant is terminated by us (or our successor, if applicable) without cause or if the Participant resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (as such term is defined in the 2016 Stock Option Plan), all of the Participant’s stock options will vest immediately prior to the Termination Date. All vested options may be exercised until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion) following the Termination Date; or (ii) the normal expiry date of the option rights of such Participant. Upon the expiration of such period, all unexercised options shall immediately terminate. These are also known as “double trigger” vesting provisions.

Options Governed by 2014 Stock Option Plan

Notwithstanding the foregoing, the Board has previously determined that the “double trigger” vesting provisions of the 2016 Stock Option Plan will not apply in respect of an aggregate of 927,834 stock options granted by us prior to November 18, 2015. The vesting of all such stock options upon a Change of Control will continue to be governed in accordance with the terms and conditions of the previous stock option plan adopted by us on May 26, 2014, or the 2014 Stock Option Plan. The 2014 Stock Option Plan provided that any stock options outstanding immediately prior to the occurrence of a Change of Control (as such term is defined in the 2014 Stock Option Plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control. These are also known as “single trigger” provisions.

Other Terms

Any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options. Stock options granted under the 2016 Stock Option Plan are non-transferrable and non-assignable (except to certain permitted assigns), and the Corporation does not provide any financial assistance in connection with option awards.

2014 Equity DSU Plan

Our shareholders approved the 2014 Deferred Share Unit Plan, or the 2014 Equity DSU Plan on May 27, 2014. The 2014 Equity DSU Plan was intended to promote a greater alignment of long term interests between non-executive directors and executive officers and our shareholders through the issuance of DSUs. Since the value of a DSU increases or decreases with the market price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. Our Board used DSUs issued under the 2014 Equity DSU Plan, as well as DSUs issued under the 2016 Cash-Settled DSU Plan and stock options issued under the 2016 Stock Option Plan, as part of our overall director and executive officer compensation program. A total of 51,788 DSUs were issued and outstanding as at December 31, 2016 under the 2014 Equity DSU Plan.

The 2014 Equity DSU Plan was combined with the 2016 Cash-Settled DSU Plan (as defined below) and ceased to exist as a stand-alone plan effective as of March 9, 2017. Following such date, all outstanding DSUs under the 2014 Equity DSU Plan will be settled in cash only in accordance with the terms and conditions of the 2016 Cash-Settled DSU Plan (as defined below).

Overview of the 2014 Equity DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 Equity DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2014 Equity DSU Plan.

The 2014 Equity DSU Plan provides that, subject to the terms of the 2014 Equity DSU Plan and such other conditions as our Board (or compensation committee of our Board after delegation by authority from our Board) may impose, an executive officer or director of ours, each an Eligible Person, may receive his or her Total Compensation in the form of DSUs. The term “Total Compensation” includes annual and special bonuses payable to directors and executive officers and, in the case of directors, directors fees (including annual Board retainers, fees for serving as chair of our Board and/or as a chair or member of any committee of our Board, for attending meetings of our Board or any committee thereof, and any other fees payable to directors) in the form of DSUs. Our Board may use DSUs to pay bonuses and directors fees either alone or in conjunction with cash, or any combination of DSUs and cash.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the Fair Market Value. “Fair Market Value” of the Common Shares is the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date the awarded amount is declared by our Board.

An Eligible Person who has ceased to be a director or executive officer (other than as a result of death) may elect to receive one Common Share in respect of each whole DSU credited to the Eligible Person’s account by filing with us a notice of redemption in the form and by the time stipulated in the 2014 Equity DSU Plan. If the Eligible Person does not make the election on a timely basis, the Eligible Person will be deemed to have elected to redeem all of his or her DSUs. The issuance of the Common Shares will be made by us as soon as reasonably possible following the election to redeem the DSUs, or being deemed to have been made, by the Eligible Person.

Maximum Number of Shares issuable under the Plan

The “Outstanding Issue” means the combined total of the number of Common Shares outstanding and the number of Common Shares into which the preferred shares outstanding (on a non-diluted basis) may be converted in accordance with their terms. The maximum number of Common Shares reserved for issuance under the 2014 Equity DSU Plan is 66,667, which is approximately 0.6% of the Outstanding Issue as at December 31, 2016, subject to adjustment.

The 2014 Equity DSU Plan provides that the maximum number of Common Shares that may be reserved for issuance to Insiders (as that term is defined in the TSX rules) pursuant to the 2014 Equity DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of ours (including the 2016 Stock Option Plan), will not exceed 10% of the Outstanding Issue.

In addition, the maximum number of Common Shares that may be issued to Insiders under the 2014 Equity DSU Plan, together with any Common Shares issued to Insiders pursuant to any other securities-based compensation arrangement of ours (including the 2016 Stock Option Plan), within any one year period, will not exceed 10% of the Outstanding Issue. Also, in no event, may the number of Common Shares reserved for issuance to any one person pursuant to the 2014 Equity DSU Plan and the 2016 Stock Option Plan exceed 5% of the Outstanding Issue.

Transferability

DSUs and any other rights, benefits or interests in the 2014 Equity DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions 2014 Equity DSU Plan.

Amendments to the 2014 DSU Plan

Our Board has the discretion to make amendments to the 2014 Equity DSU Plan and any DSUs granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes may include, without limitation:

  minor changes of a “housekeeping” nature;

  amending the terms of DSUs under the 2014 Equity DSU Plan and method of determining the awarded amount and the number of DSUs that may be issued to an Eligible Person, and the assignability and effect of terminated service of an Eligible Person;

  changing the class of Eligible Persons; and

  changing the method and procedures to be followed with regard to the issuance of DSUs under the 2014 Equity DSU Plan.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 Equity DSU Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2014 Equity DSU Plan; and (iii) such other matters that may require shareholder approval under the rules and policies of the TSX.

Termination of Service

An Eligible Person who has terminated service may elect to receive one Common Share in respect of each whole DSU credited to the Eligible Person’s account, by filing a notice of redemption in the form prescribed from time to time by us on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has terminated service. If the Eligible Person fails to file such notice on or before that December 15, the Eligible Person will be deemed to have filed a notice of redemption on that December 15 and will be deemed to have elected to redeem all of his or her DSUs. The date on which a notice is filed or deemed to be filed with the Secretary of the Company is the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of ours, desirable to ensure compliance the 2014 Equity DSU Plan. There are no causes of cessation of entitlement under the 2014 Equity DSU Plan, including termination for or without cause.

In the event of the death of an Eligible Person, we will, within two months of the Eligible Person’s death, pay cash equal to the Fair Market Value of the shares which would be deliverable to the Eligible Person if the Eligible Person had terminated service in respect of the DSUs credited to the deceased Eligible Person’s account (net of any applicable withholding tax) to or for the benefit of the legal representative of the Eligible Person. The Fair Market Value will be calculated on the date of death of the Eligible Person.

The foregoing is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 Equity DSU Plan which is attached as an exhibit to this Form 20-F.

2016 Cash-Settled DSU Plan

On November 9, 2016, our Board adopted a cash-settled DSU plan, or the 2016 Cash-Settled DSU Plan. The 2016 Cash-Settled DSU Plan initially supplemented the 2014 Equity DSU Plan and is intended to provide the Board with non-dilutive compensation tool that further advances our philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. A total of 47,614 DSUs were issued and outstanding as at December 31, 2016 under the 2016 Cash-Settled DSU Plan.

Following the combination of the 2014 Equity DSU Plan and the 2016 Cash-Settled DSU Plan effective as of March 9, 2017, the 2016 Cash-Settled DSU Plan continues unamended as our only DSU plan. All DSUs currently issued and outstanding (including any DSUs formerly granted under the 2014 Equity DSU Plan) will be settled in cash only and will be governed by the terms and conditions of the 2016 Cash-Settled DSU Plan.

Overview of the 2016 Cash-Settled DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Cash-Settled DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Cash-Settled DSU Plan.

The 2016 Cash-Settled DSU Plan provides that, the Board will, in its sole and absolute discretion and subject to the terms and conditions of the 2016 Cash-Settled DSU Plan, decide at the time of declaring any Total Compensation to an Eligible Person, the amount, or the Awarded Amount, of the Total Compensation that will be satisfied in the form of DSUs. The terms Eligible Person and Total Compensation have the same meaning as under the 2014 Equity DSU Plan.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the Fair Market Value as at the last trading day before the date the Awarded Amount is declared by our Board. The term Fair Market Value has the same meaning as under the 2014 Equity DSU Plan.

Redemption of DSUs

The 2016 Cash-Settled DSU Plan provides that a DSU held by an Eligible Person shall be redeemed by us upon such Eligible Person ceasing to be a director and/or executive officer, including through the termination, voluntary resignation, retirement or death, also known as a Terminated Service event.

An Eligible Person who has Terminated Service may elect the date on which the DSUs held by that Eligible Person shall be redeemed by us by filing with our Chief Financial Officer as redemption notice on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service. If the Eligible Person fails to file such Redemption Notice on or before that December 15, the Eligible Person shall be deemed to have filed the Redemption Notice on that December 15. The date on which a redemption notice is filed, or deemed to be filed, shall hereinafter be referred to as the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Company, desirable to ensure compliance with applicable laws and our insider trading and “blackout” policies.

The cash payment to which an Eligible Person is entitled on settlement of DSUs will be determined with reference to the Fair Market Value of a Common Share as of the Filing Date, net of applicable withholding taxes. Such payment will be made as soon as reasonably possible following the Filing Date, but in any event not later than the date that is 60 days following the Filing Date; provided, however, that in no event will such payment be made later than December 31 of the first calendar year commencing after the Eligible Person has Terminated Service. Upon payment of such amount, the DSUs shall be cancelled and such Eligible Person shall have no further rights under the 2016 Cash-Settled DSU Plan.

Certain additional requirements are prescribed under the 2016 Cash-Settled DSU Plan for Eligible Participants who are United States taxpayers.

Death of an Eligible Participant

In the event of the death of an Eligible Person prior to the settlement of the DSUs credited to his her own account, (i) all unvested DSUs shall automatically vest in full; and (ii) we will, as soon as reasonably practicable and any event not later than 60 days following the Eligible Person“s death, cause to be delivered to the legal representatives of the Eligible Person, the cash payment such Eligible Person would otherwise have been entitled to if the Eligible Person had Terminated Service.

Change of Control

In the event that an Eligible Person has Terminated Service (other than as a result of termination for cause or death) within 24 months following a Change of Control (as such term is defined in the 2016 Cash-Settled DSU Plan), all DSUs credited to each Eligible Person’s account shall immediately vest in full.

Transferability

DSUs and any other rights, benefits or interests in the 2016 Cash-Settled DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions of the 2016 Cash-Settled DSU Plan.

Adjustments and Reorganizations

In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of our assets to shareholders, or any other change in our capital affecting the Common Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of DSUs outstanding under the 2016 Cash-Settled DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Amendments to the 2016 Cash-Settled DSU Plan

Subject to applicable law and certain tax driven prescribed limitations, the 2016 Cash-Settled DSU Plan may be amended in whole or in part at any time by our Board without the consent of the Eligible Persons provided that such amendment shall not materially adversely impair the rights of any Eligible Person with respect to DSUs to which the Eligible Person is then entitled under this 2016 Cash-Settled DSU Plan. Shareholder approval will be required for any amendments required to be approved by shareholders under applicable law (including any applicable Exchange Rules).

Termination

The Board may terminate the 2016 Cash-Settled DSU Plan at any time, but no termination will, without the consent of the Eligible Person or unless required by law, adversely affect the rights of an Eligible Person with respect to DSUs to which the Eligible Person is then entitled under the 2016 Cash-Settled DSU Plan. In no event will a termination of the 2016 Cash-Settled DSU Plan accelerate the time at which the Eligible Person would otherwise be entitled to receive a cash payment in respect of any DSUs.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management.

C. Board Practices Term of Office

The term of office of directors expires annually at the time of the annual meeting. The directors were elected at the annual meeting of shareholders on May 27, 2016. The term of office of the officers expires at the discretion of the directors.

Service Contracts

See the disclosure under the heading “Item 6.B. Employment Agreements” for particulars of Dr. Stiernholm’s service contract. Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. Each of our committee charters is available on our website at www.trilliumtherapeutics.com. A copy of the charter of the Audit Committee is appended as an exhibit to this Form 20-F.

Audit Committee

Our Audit Committee is comprised of a minimum of three members, each of whom, in the determination of the Board of Directors, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines (including, without limitation, National Instrument 52-110 - Audit Committees, or NI 52-110), any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

  each member shall be (a) an “Independent Director,” as defined in NASDAQ Marketplace Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the Exchange Act, and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the rules of NASDAQ, or the Exchange Act;

  each member shall meet the independence and financial literacy requirements set forth in NI 52- 110;

  each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;

  each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and

  at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933, as amended.

Our Audit Committee members are Mr. Luke Beshar (Chair), Dr. Henry Friesen and Dr. Robert Kirkman each of whom is a non-executive member of our Board of Directors. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. The Board of Directors has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC. For a description of the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member, see Item “6.A. - Summary of Business Experience and Functions within the Company”.

The purpose of the Audit Committee is to assist the Board of Directors in:

  overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

  overseeing our compliance with legal and regulatory requirements;

  overseeing the qualifications and independence of our registered public accounting firm (independent auditor);

  overseeing the performance of our independent auditor; and

  overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Since the commencement of our most recently completed fiscal year and adoption of the Audit Committee charter, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee shall be composed of at least two members of our Board, all of whom are “independent directors” within the meaning of NASDAQ Rule 5605(a)(2). In affirmatively determining the independence of any member of our Corporate Governance and Nominating Committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of our Corporate Governance and Nominating Committee shall be "independent" as contemplated in National Instrument 58-101 – Disclosure of Corporate Governance Practices, or NI 58-101, such that all members of the Corporate Governance and Nominating Committee will have no direct or indirect relationship with us that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of his or her independent judgment.

The purpose of the Corporate Governance and Nominating Committee is to:

  Assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

  Recommend members for each Board committee;

  Ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

  Develop and recommend to our Board governance principles applicable to us;

  Oversee the succession planning for senior management; and

  Oversee the evaluation of our Board and management.

Our Corporate Governance and Nomination Committee members are Dr. Henry Friesen (Chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our Board has determined that each member of our Corporate Governance and Nomination Committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our Compensation Committee shall be composed of at least two members of the Board, all of whom are considered “independent” of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our Compensation Committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director“s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

Our Compensation Committee is required to ensure that the compensation programs and values transferred to management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. Our Compensation Committee also recommends to our Board compensation arrangements for Board members.

Our Compensation Committee members are Dr. Robert Kirkman (Chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our Board has determined that each member of our Compensation Committee is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities.

D. Employees

As at December 31, 2016, we had forty-seven full-time employees including five senior management, thirty-six research and development staff and six finance and administrative staff. Forty-six employees are located at our head office and lab facilities in Toronto, Ontario, Canada and one employee is located in the United States.

We also use consultants and outside contractors to carry on many of our activities, including preclinical testing and validation, formulation, assay development, manufacturing, clinical and regulatory affairs, toxicology and clinical trials.

As at December 31, 2015, we had twenty-eight full-time employees including five senior management, twenty research and development staff and three finance and administrative staff. Twenty-six employees were located at our head office and lab facilities in Toronto, Ontario, Canada and two employees were located in the United States. During 2014, we had sixteen full-time employees including four senior management, ten research and development staff and two finance and administrative staff.

E. Share Ownership

As at March 8, 2017, our directors and senior management beneficially owned the following common shares of our Company:

Name and Office Held	Number of Common Shares	% of Class(1)
Niclas Stiernholm President & Chief Executive Officer and Director	6,000	0.08
Robert Uger Chief Scientific Officer	Nil	n/a
James Parsons Chief Financial Officer	Nil	n/a
Penka Petrova Chief Development Officer	Nil	n/a
Eric Sievers Chief Medical Officer	42,244	0.54
Luke Beshar Director	Nil	n/a
Henry Friesen Director	Nil	n/a
Robert Kirkman Director	Nil	n/a
Michael Moore Director	Nil	n/a
Thomas Reynolds Director	Nil	n/a
Calvin Stiller(2) Director, Chair	40,000	0.51

Notes:

(1)	Based on 7,845,184 common shares issued and outstanding as at March 8, 2017.
(2)	Total of direct, indirect and other holdings where Dr. Stiller exercises control or direction.

Effective as of March 9, 2017, the 2014 Equity DSU Plan was combined with the 2016 Cash-Settled DSU Plan. Following such date, all outstanding DSUs under the 2014 Equity DSU Plan will be settled in cash only in accordance with the terms and conditions of the 2016 Cash-Settled DSU Plan.

The following table sets forth the outstanding option-based awards outstanding for each of our directors and officers as at March 8, 2017:

Name and Office Held	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)
Niclas Stiernholm	42,505	7.50	Apr 8, 2023	28,478
President & Chief Executive Officer	159,768	10.35	Apr 27, 2024	Nil
and Director	134,849	8.34	May 27, 2024	Nil
	94,094	19.333	Nov 19, 2025	Nil
	94,094	13.98	May 27, 2026	Nil
	57,023	9.20	Nov 9, 2026	Nil
Robert Uger	8,501	7.50	Apr 8, 2023	5,696
Chief Scientific Officer	42,066	10.35	Apr 27, 2024	Nil
	33,713	8.34	May 27, 2024	Nil
	29,073	19.333	Nov 19, 2025	Nil
	29,073	13.98	May 27, 2026	Nil
	20,911	9.20	Nov 9, 2026	Nil
Eric Sievers	85,000	23.441	Apr 1, 2025	Nil
Chief Medical Officer	28,713	19.333	Nov 19, 2025	Nil
	28,713	13.98	May 27, 2026	Nil
	20,911	9.20	Nov 9, 2026	Nil
James Parsons	4,250	7.50	Apr 8, 2023	2,848
Chief Financial Officer	36,204	10.35	Apr 27, 2024	Nil
	26,970	8.34	May 27, 2024	Nil
	30,171	19.333	Nov 19, 2025	Nil
	30,171	13.98	May 27, 2026	Nil
	14,266	9.20	Nov 9, 2026	Nil
Penka Petrova	4,250	7.50	Apr 8, 2023	2,848
Chief Development Officer	26,089	10.35	Apr 27, 2024	Nil
	20,226	8.34	May 27, 2024	Nil
	38,808	19.333	Nov 19, 2025	Nil
	38,808	13.98	May 27, 2026	Nil
	13,851	9.20	Nov 9, 2026	Nil
Luke Beshar	6,667	18.90	Mar 6, 2024	Nil
Director
Henry Friesen	4,500	7.50	Apr 8, 2023	3,015
Director
Robert Kirkman	6,667	15.30	Jan 29, 2024	Nil
Director
Michael Moore	4,000	7.50	Apr 8, 2023	2,680
Director
Thomas Reynolds	6,667	18.90	Mar 6, 2024	Nil
Director
Calvin Stiller	4,000	7.50	Apr 8, 2023	2,680
Director, Chair

Notes:

(1)

The value of the unexercised “in-the-money” options as at March 8, 2017 has been determined based on the excess of the closing price of the common shares on the TSX of $8.17 per common share over the exercise price of such options.

Our employees are eligible to participate in the 2016 Stock Option Plan. A summary of the Stock Option Plan is given under the heading “Item 6.B. – Stock Option Plan”.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying 5% or more of the voting rights attached to any class of voting securities of ours as at March 8, 2017, except as follows. The information with respect to ownership of our common shares is given based on information reported in such shareholder“s Schedule 13D or Schedule 13G, and if no Schedule 13D or Schedule 13G was filed, based on information provided to us by the shareholders:

Shareholders	# of Common Shares	% of Total Outstanding Common Shares
Janus Global Life Sciences Fund	571,203	7.3%
Merlin Nexus IV, LP	443,631	5.7%

All shareholders have the same voting rights.

As at March 7, 2017, approximately 66% of common shares and 100% of Series I and Series II First Preferred shares were held by shareholders in the United States. As at March 7, 2017, there were 80 record holders in the United States.

B. Related Party Transactions

Other than as disclosed in this annual report, since the beginning of our preceding three financial years, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;
(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;
(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

The acquisition of Fluorinov was considered a related party transaction as two of our directors were determined to be related parties of Fluorinov. One director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, we determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

Compensation

For information regarding compensation for our directors and senior management, see the information under the heading “Item 6.B. Compensation”.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.      FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this annual report:

  audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.
  audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

These financial statements can be found beginning on page F-1 of this annual report.

Export Sales

We have no sales.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board of Directors on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

We are not aware of any significant change that has occurred since December 31, 2016 included in this Form 20-F and that has not been disclosed elsewhere in this Form 20-F.

ITEM 9.      THE OFFER AND LISTING

A. Offer and Listing Details

Price History

We were listed on the TSXV until April 22, 2014 when we delisted from the TSXV and began trading on the TSX. We traded under the symbol “SSS” until June 6, 2014 when the symbol was changed to “TR”. Effective, February 1, 2017, we began trading under the symbol “TRIL” on the TSX. We were also listed on the OTCQX International, or the OTCQX under the symbol “SCTPF” until December 18, 2014 when we delisted from the OTCQX and began trading on the NASDAQ under the symbol “TRIL”.

Five Most Recent Financial Years

The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV/ TSX and since May 20, 2013 on the OTCQX/NASDAQ were as follows:

Year ended	TSX/TSX in $(1)(3)		OTCQX/NASDAQ in US$(2)(3)
	High	Low	High	Low
December 31, 2016	23.48	7.12	17.70	5.25
December 31, 2015	37.27	10.50	27.989	9.05
December 31, 2014	22.20	6.30	19.596	5.637
December 31, 2013	18.00	4.20	14.28	4.17
December 31, 2012	18.00	4.50

Notes:

(1)	Our common shares began trading on the TSX on April 22, 2014.
(2)	Our common shares began trading on the OTCQX on May 20, 2013 and on the NASDAQ on December 19, 2014.
(3)	Common share market prices are restated to reflect the 30 for 1 share consolidation completed in November 2014.

Full Financial Quarters

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV/TSX and the OTCQX/NASDAQ were as follows:

Quarter ended	TSX in $		NASDAQ in US$
	High	Low	High	Low
December 31, 2016	23.48	7.12	17.70	5.25
September 30, 2016	21.45	10.46	16.39	8.011
June 30, 2016	17.48	11.00	13.52	8.38
March 31, 2016	19.50	9.01	13.24	6.62
December 31, 2015	21.98	16.00	16.69	11.494
September 30, 2015	30.01	15.95	23.30	12.00
June 30, 2015	37.27	21.21	27.989	17.572
March 31, 2015	26.065	10.50	20.88	9.05

Most Recent Six Months

The high and low market prices of our common shares for each month for the most recent six months on the TSX and the NASDAQ were as follows:

Month ended	TSX in $		NASDAQ in US$
	High	Low	High	Low
February 28, 2017	9.01	6.15	6.80	4.70
January 31, 2017	8.18	5.90	6.30	4.50
December 31, 2016	10.27	7.12	7.945	5.25
November 30, 2016	20.82	9.10	15.50	6.75
October 31, 2016	23.48	18.20	17.70	13.50
September 30, 2016	21.45	16.09	16.39	12.32

Transfers of Common Shares

Our common shares, with no par value, are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 8th floor, University Avenue, Toronto, Ontario, Canada (Tel: (800) 564-6253).

B. Plan of Distribution

Not Applicable.

C. Markets

Our common shares are traded on the TSX and the NASDAQ under the symbol “TRIL”.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Incorporation

On November 7, 2013 we were continued, and we became a corporation subsisting, under the Business Corporations Act (Ontario), or OBCA. Our Ontario corporation number is 1916667 and our business number is 864092275. A copy of our articles of incorporation has been filed as an exhibit to this Form 20-F.

Objects and Purposes of Our Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director“s or officer“s interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board of Directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board of Directors or shareholders, and a director interested in a contract or transaction so referred to our Board of Directors shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director“s remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us; or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by our directors, we may:

  borrow money upon our credit;
  issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
  give a guarantee on our behalf to secure performance of an obligation of any person; and
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board of Directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the Board of Directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.

Share Rights

Our authorized share capital consists of an unlimited number of common shares, Class B shares and First Preferred shares, in each case without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Company.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

The holders of the Class B shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B shares at any such meeting. Each issued and fully paid Class B share may at any time be converted, at the option of the holder, into one common share.

The First Preferred shares may at any time and from time to time be issued in one or more series and our the Board of Directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred shares.

The First Preferred shares shall be entitled to priority over the common shares and Class B shares and all other shares ranking junior to the First Preferred shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred shares of each series rank on a parity with the First Preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as the Board of Directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our Board of Directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our Board of Directors, the Chair of our Board, our Chief Executive Officer, or our President shall have power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 33 1/3% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries. Each of the 2016 Stock Option Plan and the 2016 Cash-Settled DSU Plan contain provisions governing the acceleration of vesting upon the occurrence of a termination of service in connection with a change of control. See “6.B. - Stock Option Plan” and “6.B. - 2016 Cash-Settled DSU Plan”.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

Upon the effectiveness of this annual report on Form 20-F, United States federal securities laws will require us to disclose, in our annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

Differences in Corporate Law

We are governed by the OBCA, which is generally similar to laws applicable to United States corporations. Significant differences between the OBCA and the Delaware General Corporate Law, or the DGCL, which governs companies incorporated in the State of Delaware, include the following:

Number and Election of Directors

Delaware	Ontario

Under the DGCL, the board of directors must consist of at least one member. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder- adopted bylaw prescribes a different required vote.

Under the OBCA, the board of directors must consist of at least three members so long as Trillium remains an "offering corporation" for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the NASDAQ or TSX. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Removal of Directors

Delaware	Ontario

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting.

Under the OBCA, the shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy.

Vacancies on the Board of Directors

Delaware	Ontario

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Board of Director Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the OBCA, subject to an Ontario corporation“s articles or bylaws, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must directors must be present at any meeting to constitute a quorum.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under the OBCA, subject to an Ontario corporation“s articles or bylaws, where there is a vacancy or vacancies in the board of directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

Transactions with Directors and Officers

Delaware	Ontario

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director“s or officer“s votes are counted for such purpose, if (i) the material facts as to the director“s or officer“s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum (ii) the material facts as to the director“s or officer“s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The OBCA requires that a director or officer of a corporation who is: (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director“s or officer“s interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director“s or officer“s interest in the notice of meeting or management information circular.

Limitation on Liability of Directors

Delaware	Ontario

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director“s fiduciary duty as a director, except for liability:

The OBCA does not permit the limitation of a director“s liability as the DGCL does.

•	for breach of the director“s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit

Indemnification of Directors and Officers

Delaware	Ontario

The DGCL permits indemnification for derivative suits only for expenses (including legal fees) and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Under the OBCA, an Ontario corporation may also, with the approval of a court, indemnify or advance moneys to an Indemnified Person in respect of an action by or on behalf of the corporation to obtain a judgment in its favour, to which the Indemnified Person is made a party because of his or her association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with such action, if he or she acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the Indemnified Person acted as a director or officer or in a similar capacity at the corporation“s request. However, any such Indemnified Person is entitled under the OBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which he or she is subject because of his or her association with the corporation or other entity, if such Indemnified Person (i) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) acted honestly and in good faith with a view to the best interests of the corporation or other entity and had reasonable grounds for believing that his or her conduct was lawful.

Call and Notice of Stockholder Meetings

Delaware	Ontario

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation“s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting.

Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Delaware	Ontario

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation“s certificate of incorporation.	Under the OBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Stockholder Nominations and Proposals

Delaware	Ontario

Not applicable.

Under the OBCA, a shareholder entitled to vote at a shareholders“ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders“ meeting and, subject to such shareholder“s compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders“ meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under the OBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of an OBCA corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

Amendment of Governing Instrument

Delaware	Ontario

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two- thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Amendment of Bylaws. Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	Ontario

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

Dissenter“s Rights of Appraisal

Delaware	Ontario

Under the DWI, a stockholder of a Delaware corporation generally has the right to dissent flume, merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation.

Under the OBCA each of the following matters listed will entitle shareholders to exorcise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation“s articles to add, change or

However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

remove any provisions restricting the issue, transfer or ownership of that class of shares; (iii) an amendment to the corporation“s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a stockholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a stockholder“s interests.

Anti-Takeover and Ownership Provisions

Delaware	Ontario

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with a holder of 15% or more of the corporation“s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term "business combination" includes mergers, assets sales and other similar transactions with an interested stockholder.

While the OBCA does not contain specific anti-takeover provisions with respect to "business combinations", roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions, referred to as Multilateral Instrument 61-101, contain requirements in connection with, among other things, "related party transactions" and "business combinations", including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term "related party" includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

C. Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report:

1.

License Agreement between Trillium Therapeutics Inc. (private), UHN and The Hospital for Sick Children dated February 1, 2010 pursuant to which we licensed intellectual property relating to methods and compounds for the modulation of the SIRPa- CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the U.S. We paid an up-front license fee of $150,000 and committed to pay an annual maintenance fee of $25,000, as well as payments on patent issuances, development milestone payments ranging from $100,000 to $300,000 on the initiation of phase I, II and III clinical trials respectively, and payments upon the achievement of certain regulatory milestones as well as royalties of either 3% or 1% of net revenues on commercial sales. The regulatory milestone payments amount to $1 million on each of the submission of a first BLA in the U.S. and receipt of first regulatory approval in the U.S. and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the U.S., Europe and Asia combined are $5,660,000. Under the license agreement, Trillium is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

2.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-621 (SIRPaFc). Consideration for the license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

3.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-622 (SIRPaFc). Consideration for the license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

4.	2014 Stock Option Plan that was approved by our shareholders on May 27, 2014. See the discussion under the heading “Item 6.B. Compensation –Stock Option Plan”.

5.	2016 Stock Option Plan that was approved by our shareholders on May 27, 2016. See the discussion under the heading “Item 6.B. Compensation –Stock Option Plan”.

6.	2016 Cash-Settled DSU Plan that was adopted by our board of directors on November 9, 2016. See the discussion under the heading “Item 6.B. Compensation –Deferred Share Unit Plan”.

7.

Warrant Indenture between the Company and Computershare Trust Company of Canada, or Computershare dated March 15, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

8.

Warrant Indenture between the Company and Computershare Trust Company of Canada dated April 8, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

9.

Warrant Indenture between the Company and Computershare Trust Company of Canada dated December 13, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

10.

Share purchase agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 pursuant to which we purchased all the issued and outstanding shares of Fluorinov to access its proprietary medicinal chemistry platform. Purchase consideration was a cash payment of $10 million, subject to adjustment for closing working capital, plus a future milestone payment of $5 million contingent on the dosing of a first patient in a clinical trial with an existing Fluorinov compound. At our discretion, up to 50% of the future contingent milestone payment can be satisfied through the issuance of our common shares provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ. We have also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

11.

Royalty agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 in relation to the purchase and sale agreement of the same date wherein we acquired all the issued and outstanding shares of Fluorinov. Consideration under this agreement includes our obligation to pay a lump sum royalty of $10 million contingent on the dosing of the first patient with a Fluorinov compound in a Phase 2b clinical trial, a lump sum royalty of $20 million contingent on the regulatory approval of the first Fluorinov product by the U.S. FDA or the European Medicines Agency, and variable royalties on net sales of Fluorinov products ranging from 2% to 5%. At our discretion, up to 50% of the future contingent milestone payment can be satisfied through the issuance of our common shares provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See the discussion under the heading “Item 16.E. Taxation – United States Federal Income Taxation”.

E. Taxation

Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will not be considered taxable Canadian property to a non-resident holder provided that:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

did not own, or have an interest in an option in respect of, 25% or more of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service, or the IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partners. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, for any year during a U.S. Holder’s holding period, then different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, rents and royalties, gains from the sale of stock and securities, and gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include interest, dividends, rents, or royalties that are received or accrued by us from “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of ours that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

We believe that we were classified as a PFIC during the tax year ended December 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of ours that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF Election, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in future Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of ours, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of ours, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder“s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Provided we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder“s tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our common shares, and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of our common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in our common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law and Treasury Regulations, U.S. Holders must generally file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at financial institutions meeting specified requirements. Penalties for failure to file information returns can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC“s electronic document gathering and retrieval system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 130 Adelaide St. West, Suite 1901, Toronto, ON, M5H 3P5. We are required to file financial statements and other information with the Securities Commission in each of the Provinces and Territories of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

I. Subsidiary Information

We own 100% of the voting securities of Trillium Therapeutics USA Inc. which was incorporated March 26, 2015 in the State of Delaware.

ITEM 11.    QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect our assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 Quoted prices in active markets for identical instruments that are observable.

Level 2 Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

We have classified cash and cash equivalents as Level 1. The loan payable has been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to us, which is equal to its carrying value.

Risks

We have exposure to credit risk, liquidity risk, interest rate risk and currency risk. Our Board has overall responsibility for the establishment and oversight of our risk management framework. The Audit Committee of the board of directors is responsible for reviewing our risk management policies.

Credit risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. We follow an investment policy to mitigate against the deterioration of principal and to enhance our ability to meet our liquidity needs. Cash is on deposit with major Canadian chartered banks and we invest in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We are a development stage company and are reliant on external fundraising to support our operations. Once funds have been raised, we manage our liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. We also manage liquidity risk by continuously monitoring actual and projected cash flows. Our board reviews and approves our operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of our accounts payable and accrued liabilities have maturities of less than three months.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash in bank accounts or high interest savings accounts which have a variable rate of interest. We manage our interest rate risk by holding highly liquid short-term instruments and by holding our investments to maturity, where possible. For the years ended December 31, 2016 and 2015, we earned interest income of $417,517 and $488,486, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2016 and 2015, would have a net impact on finance income of $4,175 and $4,885, respectively.

Currency risk

We are exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2016 and 2015, we held U.S. dollar cash and cash equivalents in the amount of U.S. $30,247,141 and U.S. $44,547,591 and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $2,418,828 and U.S. $1,033,319, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2016 and 2015 of $368,816 and $435,143, respectively.

U.S. dollar expenses for the years ended December 31, 2016 and 2015 were approximately U.S. $9,674,000 and U.S. $8,700,000, respectively. Varying the US exchange rate for the years ended December 31, 2016 and 2015 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $641,000 and $556,000, respectively, assuming that all other variables remained constant.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

We had a shareholder rights plan pursuant to an agreement between us and Computershare Investor Services Inc. dated September 16, 2013 and amended on June 3, 2014. Our shareholder rights plan expired on May 27, 2016 and was not renewed.

ITEM 15.    CONTROL AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of our fiscal year ended December 31, 2016, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by our management, with the participation of the President and Chief Executive Officer, or CEO and the Chief Financial Officer, or CFO. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2016. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013), or COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

C. Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies. Therefore, management’s report on internal control over financial reporting is not subject to attestation by our independent registered public accounting firm.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Luke Beshar, a member of our audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 20-F) and is “independent” as that term is defined in the rules of the Nasdaq Stock Market.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 20-F, that is applicable to each of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

The Code of Business Conduct and Ethics is available for viewing on our website at www.trilliumtherapeutics.com, and is available in print, without charge, to any shareholder who requests a copy of it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: James Parsons, Chief Financial Officer, by phone at (416) 595-0627 or by e-mail to info@trilliumtherapeutics.com.

Since the date on which we became subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Business Conduct and Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, we may elect to disclose the information about such amendment or waiver required by Form 20-F to be disclosed, by posting such disclosure on its website, which may be accessed at www.trilliumtherapeutics.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed and accrued by our external auditor in the last two fiscal years for auditor service fees were as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2016	$240,000	Nil	$22,285	Nil
December 31, 2015	$378,970	Nil	$22,805	Nil

Notes:
(1)

“Audit fees” are the aggregate fees billed by Ernst & Young LLP for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of the our financial statements and are not reported under “Audit Fees.”

(3)	“Tax fees” are fees billed by Ernst & Young LLP for tax compliance and tax advice.
(4)	“All other fees” are fees billed by Ernst & Young LLP for services not described above.

Pre-Approval Policies and Procedures

The audit committee of our board of directors has adopted an Auditor Services Pre-Approval Policy, or the Policy with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP, our independent auditor. Pursuant to the Policy, the audit committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the then current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for our management to exercise any discretion in determining whether a particular service has been pre-approved.

In addition, pursuant to the Policy the audit committee has delegated its pre-approval authority to the Chair of the audit committee for services where the aggregate fees are estimated to be less than or equal to $50,000. The Chair of the audit committee is required to report any such granted pre-approvals to the audit committee at its next scheduled meeting. The audit committee shall not delegate to management the audit committee“s responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

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

Of the fees reported in this annual report under the heading “Principal Accountant Fees and Services”, none of the fees billed by Ernst & Young LLP were approved by our audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

As a Canadian corporation listed on NASDAQ, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

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

Shareholder Approval

Section 5635 of the NASDAQ Marketplace Rules requires shareholder approval to be obtained in connection with the undertaking of certain actions. The circumstances under which shareholder approval is required under the NASDAQ Marketplace Rules are not identical to the circumstances under which shareholder approval is required under Canadian corporate and securities laws and TSX requirements. For example, but without limitation, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. This requirement covers plans that provide for the delivery of both newly issued and treasury securities. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. We follow the TSX rules with respect to the requirements for shareholder approval of potential transactions, including, without limitation, shareholder approval of equity compensation plans and material revisions to such plans.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18. See the Index to the Financial Statements on page F-1 following the signature page of this Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this Form 20-F, beginning on page F-1 following the signature page of this Form 20-F:

  audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

  audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

ITEM 19.    EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation dated March 31, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.2	Articles of Amendment dated October 19, 2004 (incorporated by reference to Exhibit 1.2 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.3	Articles of Amendment dated February 6, 2013 (incorporated by reference to Exhibit 1.3 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.4	Articles of Continuance dated November 7, 2013 (incorporated by reference to Exhibit 1.4 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.5	Articles of Amendment dated December 12, 2013 (incorporated by reference to Exhibit 1.5 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.6	Articles of Amalgamation dated June 1, 2014 (incorporated by reference to Exhibit 1.6 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.7	By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.8

Articles of Amendment dated November 14, 2014 (incorporated by reference to Exhibit 1.8 to Amendment No. 2 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on November 26, 2014 (File No. 1-36596)).

1.9	Articles of Amalgamation dated January 1, 2017 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on January 6, 2017 (File No. 1-36596)).

4.1

Amended and restated License Agreement between Trillium Therapeutics Inc. (private), the University Health Network and The Hospital for Sick Children effective February 1, 2010 and amended June 1, 2012 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.2*

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.3*

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-622 (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.4

2014 Stock Option Plan amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.5

2016 Stock Option Plan amended and restated as of March 22, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on April 21, 2016 (File No. 1-36596)).

4.6

2014 Equity Deferred Share Unit Plan amended and restated as of May 27, 2014 and terminated on March 9, 2017 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.7	2016 Cash-Settled Deferred Share Unit Plan dated November 9, 2016

4.8

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated March 15, 2013 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.9

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated April 8, 2013 (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.10

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated December 13, 2013 (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.11

Share purchase agreement among Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.12

Royalty agreement among the Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.2 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

12.1	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

12,2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young LLP

15.2	Charter of the Audit Committee of the Board of Directors dated March 9, 2017

* Confidential treatment granted as to portions of this exhibit.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on March 10, 2017.

TRILLIUM THERAPEUTICS INC.

/s/ Niclas Stiernholm
Niclas Stiernholm

President & Chief Executive Officer

INDEX TO THE FINANCIAL STATEMENTS

Trillium Therapeutics Inc.

For the years ended December 31, 2016 and 2015

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 9, 2017	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at
	Note	December 31, 2016	December 31, 2015
		$	$

ASSETS

Current
Cash and cash equivalents		50,472,971	86,770,542
Amounts receivable	5	526,530	974,822
Prepaid expenses		402,650	1,181,481

Total current assets		51,402,151	88,926,845

Property and equipment	6	3,260,013	897,390
Intangible assets	4,7	11,849,596	93,585
Other assets		110,931	121,648

Total non-current assets		15,220,540	1,112,623

Total assets		66,622,691	90,039,468

LIABILITIES

Current
Accounts payable and accrued liabilities	8	5,512,941	3,233,749
Other current liabilities	9	402,687	323,151

Total current liabilities		5,915,628	3,556,900

Loan payable	9	190,573	270,386
Deferred lease inducement	9	437,711	348,205
Other liabilities	9	1,959,260	60,109

Total non-current liabilities		2,587,544	678,700

Total liabilities		8,503,172	4,235,600

EQUITY
Common shares	10	103,819,203	103,340,072
Series I preferred shares	10	7,716,243	7,797,773
Series II preferred shares	10	24,369,384	24,369,384
Warrants	10	6,887,746	6,926,019
Contributed surplus		12,349,763	8,660,355
Deficit		(97,022,820)	(65,289,735)

Total equity		58,119,519	85,803,868

Total liabilities and equity		66,622,691	90,039,468

Commitments and contingencies [note 15]

Approved by the Board and authorized for issue on March 9, 2017:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2016	December 31, 2015
		$	$

EXPENSES
Research and development	12	29,788,795	18,050,091
General and administrative	13	3,932,910	3,184,347

Operating expenses		33,721,705	21,234,438

Finance income	14	(417,517)	(488,486)
Finance costs	14	82,406	84,948
Net foreign currency loss (gain)		2,026,791	(6,106,703)

Net finance costs (income)	14	1,691,680	(6,510,241)

Net loss before income taxes		35,413,385	14,724,197

Current income tax expense	11	9,374	9,502
Deferred income tax recovery	4	(3,689,674)	-

Net loss and comprehensive loss for the year		31,733,085	14,733,699

Basic and diluted loss per common share	10(c)	(4.06)	(2.22)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Common shares		Series I preferred shares		Series II preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2015	7,796,137	103,340,072	53,788,579	7,797,773	1,077,605	24,369,384	106,096,356	6,926,019	8,660,355	(65,289,735)	85,803,868
Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(31,733,085)	(31,733,085)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	30,301	397,601	-	-	-	-	(909,059)	(38,273)	-	-	359,328
Conversion of preferred shares	18,746	81,530	(562,388)	(81,530)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	3,689,408	-	3,689,408
Total transactions with owners of the Company	49,047	479,131	(562,388)	(81,530)	-	-	(909,059)	(38,273)	3,689,408	-	4,048,736
Balance, December 31, 2016	7,845,184	103,819,203	53,226,191	7,716,243	1,077,605	24,369,384	105,187,297	6,887,746	12,349,763	(97,022,820)	58,119,519

	Common shares		Series I preferred shares		Series II preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	-	-	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294
Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(14,733,699)	(14,733,699)
Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	1,750,754	39,592,240	-	-	1,077,605	24,369,384	-	-	-	-	63,961,624
Exercise of warrants	1,087,603	11,872,467	-	-	-	-	(32,628,425)	(2,357,313)	-	-	9,515,154
Exercise of stock options	6,666	91,195	-	-	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	523,870	2,278,378	(15,716,110)	(2,278,378)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	2,706,500	-	2,706,500
Total transactions with owners of the Company	3,368,893	53,834,280	(15,716,110)	(2,278,378)	1,077,605	24,369,384	(32,628,425)	(2,357,313)	2,665,300	-	76,233,273
Balance, December 31, 2015	7,796,137	103,340,072	53,788,579	7,797,773	1,077,605	24,369,384	106,096,356	6,926,019	8,660,355	(65,289,735)	85,803,868

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2016	December 31, 2015
		$	$

OPERATING ACTIVITIES
Net loss for the year		(31,733,085)	(14,733,699)
Adjustments for items not affecting cash
Share-based compensation	10	3,689,408	2,706,500
Interest accretion	9	65,370	73,391
Amortization of intangible assets	7,12	3,683,748	339,348
Depreciation of property and equipment	6,12	603,694	118,394
Non-cash change in deferred lease inducement	9	2,581	105,805
Change in fair value of contingent consideration	9	209,260	-
Deferred income tax recovery	4	(3,689,674)	-
Unrealized foreign exchange loss (gain)		1,249,207	(6,010,996)
		(25,919,491)	(17,401,257)
Changes in non-cash working capital balances
Amounts receivable		485,178	(630,406)
Prepaid expenses		778,831	(173,256)
Accounts payable and accrued liabilities	8	1,817,054	(15,235)
Other current liabilities		(23,230)	43,690
Decrease (increase) in other assets		10,717	(121,648)
Cash used in operating activities		(22,850,941)	(18,298,112)

INVESTING ACTIVITIES
Purchase of property and equipment	6	(2,966,317)	(750,382)
Acquisition of Fluorinov, net of cash acquired	4	(9,574,833)	-
Cash used in investing activities		(12,541,150)	(750,382)

FINANCING ACTIVITIES
Repayment of loan payable	9	(105,446)	(68,761)
Receipt of deferred lease inducement	9	89,845	212,400
Change in other liabilities		-	(27,428)
Issue of share capital, net of issuance costs	10	359,328	73,526,773
Cash provided by financing activities		343,727	73,642,984

Impact of foreign exchange rate on cash and cash equivalents		(1,249,207)	6,010,996
Net increase (decrease) in cash and cash equivalents during the year		(36,297,571)	60,605,486

Cash and cash equivalents, beginning of year		86,770,542	26,165,056

Cash and cash equivalents, end of year		50,472,971	86,770,542

Supplemental cash flow information

Preferred shares converted to common shares (note 10)		81,530	2,278,378

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly owned subsidiary and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 9, 2017.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company“s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities, and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

2.	Basis of presentation (continued)

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets. The Company is amortizing the intangible assets acquired on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) over four years.

Valuation of contingent obligations

The fair value of contingent consideration on the acquisition of Fluorinov was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov from the date of its acquisition on January 26, 2016, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and gains and losses on transactions between subsidiaries are eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(c)	Financial instruments

Financial assets

A financial asset is classified as fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Cash and cash equivalents
Cash equivalents include guaranteed investment certificates (as at December 31, 2016 and 2015 of $21,528,539 and nil, respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as fair value through profit or loss.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest rate method. The Company has classified its accounts payable and accrued liabilities, and loan payable as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement
Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

Depreciation
The estimated useful lives and the methods of depreciation are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(f)	Impairment

Financial assets

A financial asset not carried as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset“s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company“s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset“s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, deferred share units, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company“s stock options, deferred share units, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and have therefore been excluded from the calculation of diluted loss per share.

(l)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in general and administrative expenses in the consolidated statements of loss. When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement, in the consolidated statements of loss.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of income (loss).

(m)	New standards and interpretations not yet effective

IAS 7 Statement of Cash Flows

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”) which requires entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. The Company believes that the adoption of this standard will not have a material impact on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB has issued IFRS 16 Leases (“IFRS 16”) which requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019 with limited early application permitted. The Company has not yet begun the process of evaluating the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements. The Company assesses the impact of adoption of future standards on its consolidated financial statements, but does not anticipate significant changes in 2017.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

4.	Acquisition of Fluorinov

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed are as follows:

$
Fair value of consideration paid:
Cash	10,000,000
Working capital deficiency	(134,089)
Contingent consideration	1,750,000
11,615,911

Assets acquired:
Cash	291,078
Amount due from Fluorinov shareholders	36,886
Acquired technology	15,439,759
15,767,723

Liabilities assumed:
Accounts payable and accrued liabilities	462,138
Deferred tax liabilities	3,689,674
4,151,812
Net identifiable assets acquired	11,615,911

The upfront consideration for Fluorinov was $10,000,000 less the working capital deficiency of $134,089. The Company may also incur up to $35 million of future payments contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by the Company as of the acquisition date was $1,750,000 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. Trillium also has an obligation to pay royalty payments on future sales of such compounds.

At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

Cash used in the acquisition was determined as follows:

$

Cash consideration	9,865,911
Less cash acquired	291,078
9,574,833

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

4.	Acquisition of Fluorinov (continued)

Acquisition costs incurred by the Company and included in general and administrative expenses for the years ended December 31, 2016 and 2015, were $106,887 and $174,671, respectively. From the date of the acquisition to December 31, 2016, Fluorinov contributed revenue of nil and a loss of $7,334,368. If the acquisition had occurred on January 1, 2016, the combined loss for the Company for the year ended December 31, 2016, would be $31,789,540.

In connection with the acquisition, the Company established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed the Company to realize a deferred tax benefit of $3,689,674 by releasing the valuation allowance associated with the Company’s overall deferred tax assets.

The acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov. One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s-length transactions.

5.	Amounts receivable

	December 31,	December 31,
	2016	2015
	$	$

Government receivable	502,515	957,951
Other amounts receivable	24,015	16,871
	526,530	974,822

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

6.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	457,796	57,180	265,406	780,382
Balance, December 31, 2015	709,872	97,208	285,422	1,092,502
Additions	833,585	147,685	1,985,047	2,966,317
Disposals	-	-	(9,381)	(9,381)
Balance, December 31, 2016	1,543,457	244,893	2,261,088	4,049,438

Accumulated depreciation
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	86,577	26,679	5,138	118,394
Balance, December 31, 2015	134,666	50,237	10,209	195,112
Depreciation	198,400	47,099	358,195	603,694
Disposals	-	-	(9,381)	(9,381)
Balance December 31, 2016	333,066	97,336	359,023	789,425

Net carrying amounts
December 31, 2015	575,206	46,971	275,213	897,390
December 31, 2016	1,210,391	147,557	1,902,065	3,260,013

7.	Intangible assets

Total
$

Cost
Balance, December 31, 2014 and 2015	1,018,037
Fluorinov acquisition (note 4)	15,439,759
Balance, December 31, 2016	16,457,796

Accumulated amortization
Balance, December 31, 2014	585,104
Amortization	339,348
Balance, December 31, 2015	924,452
Amortization	3,683,748
Balance, December 31, 2016	4,608,200

Net carrying amounts
December 31, 2015	93,585
December 31, 2016	11,849,596

As at December 31, 2015, intangible assets were comprised of licensed patent rights related to the SIRPαFc program.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

8.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2016	2015
	$	$

Trade and other payables	1,086,452	1,401,462
Accrued liabilities	3,977,083	1,728,636
Due to related parties	449,406	103,651
	5,512,941	3,233,749

Amounts due to related parties represent expense reimbursements, and accrued vacation and cash-settled DSU units.

9.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $9,586 through November 2019. As at December 31, 2016 and 2015, the balance repayable was $335,489 and $440,935, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2016 and 2015, the Company has a deferred lease inducement of $437,711 and $348,205, respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

(c)

As at December 31, 2016 and 2015, the Company had a long-term liability of $1,959,260 and nil, respectively, related to contingent consideration on the acquisition of Fluorinov. The remeasurement of the fair value of the contingent consideration recognized a reduction in the time estimate to the potential milestones based on progress of the research in 2016.

The current portions of the loan payable, deferred lease inducement and other liabilities are included in other current liabilities in the statements of financial position.

10.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

10.	Share capital (continued)

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – year ended December 31, 2016

During the year ended December 31, 2016, 30,301 common shares were issued on the exercise of 909,059 warrants for proceeds of $359,328.

During the year ended December 31, 2016, 562,388 Series I First Preferred Shares were converted into 18,746 common shares.

Share capital issued – year ended December 31, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II First Preferred Shares at a price of US$19.50 per share. The gross proceeds to Trillium from this offering were $68,875,067 (US$55,153,000) before deducting offering expenses of $4,913,443.

During the year ended December 31, 2015, 1,087,603 common shares were issued on the exercise of 32,628,425 warrants for proceeds of $9,515,154 and 6,666 stock options were exercised for proceeds of $49,995.

During the year ended December 31, 2015, 15,716,110 Series I First Preferred Shares were converted into 523,870 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 were 7,820,196 and 6,641,161, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of warrants outstanding, the exercise prices, and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at December 31, 2016:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 15, 2018	8,340,435	$0.40	278,014	$12.00
March 27, 2018	300,000	$0.40	10,000	$12.00
December 13, 2018	96,546,862	$0.28	3,218,229	$8.40
	105,187,297		3,506,243

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

10.	Share capital (continued)

Changes in the number of warrants outstanding during the years ended December 31 were as follows:

		2016		2015

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	106,096,356	$ 0.29	138,724,781	$ 0.29
Exercised	(909,059)	0.40	(32,628,425)	0.29

Balance, end of year	105,187,297	$ 0.29	106,096,356	$ 0.29

(e)	Stock option plan

The 2016 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on May 27, 2016. Options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2016 Stock Option Plan is 1,894,501. As at December 31, 2016, the Company was entitled to issue an additional 462,476 stock options under the 2016 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2016		2015

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	927,834	$ 14.07	590,141	$ 9.76
Granted	470,321	12.60	347,359	21.40
Exercised	-	-	(6,666)	7.50
Expired	(5,418)	30.00	(3,000)	30.00
Forfeited	(12,500)	28.52	-	-

Balance, end of year	1,380,237	$ 13.38	927,834	$ 14.07

Options exercisable, end of year	509,750	$ 12.18	333,927	$ 10.94

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

10.	Share capital (continued)

The following table reflects stock options outstanding as at December 31, 2016:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$7.50 - $9.20	428,461	8.0	$ 8.47	206,206	$ 8.09
$10.35 - $12.01	283,127	7.4	$ 10.42	176,085	$ 10.35
$13.98 - $15.30	307,125	9.3	$ 14.01	4,444	$ 15.30
$17.00 - $23.44	332,191	8.7	$ 20.33	111,203	$ 20.87
$28.05 - $30.00	29,333	8.3	$ 28.07	11,812	$ 28.10

	1,380,237	8.4	$ 13.38	509,750	$ 12.18

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2016	2015
Expected option life	6 years	6 years
Risk-free interest rate	0.7%	1.2%
Dividend yield	0%	0%
Expected volatility	84%	83%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company“s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2016 and 2015, the Company issued 470,321 and 347,359 stock options with a fair value of $4,163,107 and $5,227,499 and a weighted average grant date fair value of $8.85 and $15.05, respectively.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

10.	Share capital (continued)

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014 and the reservation for issuance of up to 66,667 common shares under the plan. DSUs granted under the 2014 DSU Plan are equity-settled. There were no DSUs issued during the year ended December 31, 2016 and 23,011 DSUs issued during the year ended December 31, 2015 for payment of directors’ fees. A total of 51,788 DSUs were outstanding under this plan as at December 31, 2016.

The board of directors approved a new cash-settled DSU plan (the “Cash-Settled DSU Plan”) on November 9, 2016 and granted 47,614 DSUs for the payment of directors’ fees that will ultimately be cash-settled. A total of 47,614 DSUs were outstanding under this plan as at December 31, 2016.

11.	Income taxes

Income taxes have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets

As at December 31, 2016 and 2015, deferred tax assets have not been recognized with respect to the following items:

	2016	2015
	$	$

Non-capital losses carried forward	17,603,679	11,750,952
Tax credits carried forward	4,318,442	3,090,833
Accounting basis of property and equipment and intangible assets in excess of tax basis	(1,288,113)	1,577,156
Scientific research and experimental development expenditures	7,352,815	5,524,225
Share issue costs and other	346,027	493,476
	28,332,850	22,436,642
Less amount recognized on Fluorinov acquisition	(977,764)	-
	27,355,086	22,436,642

(b)

As at December 31, 2016 and 2015, the Company had available research and development expenditures of approximately $27,746,000 and $20,846,000, respectively, for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2016 and 2015, the Company also had unclaimed Canadian scientific research and development tax credits of $5,458,000 and $3,920,000, respectively, which are available to reduce future taxes payable with expiries from 2017 through 2036. The benefit of these expenditures and tax credits has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

11.	Income taxes (continued)

(c)

As at December 31, 2016, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2025	3,213,000
2026	6,457,000
2027	4,659,000
2028	4,169,000
2029	3,784,000
2030	1,905,000
2031	1,624,000
2032	2,883,000
2033	2,132,000
2034	5,708,000
2035	9,172,000
2036	20,722,000
66,428,000

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2016	2015
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(9,388,390)	(3,901,912)
Investment tax credits	(1,203,887)	(473,156)
Share-based compensation and other	4,705,443	485,009
Change in unrecognized tax assets	5,896,208	3,899,561

Income tax expense	9,374	9,502

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

12.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2016	2015
	$	$

Research and development programs, excluding the below items	16,084,144	12,083,797
Salaries, fees and short-term benefits	6,256,371	4,120,109
Share-based compensation	3,192,338	1,942,173
Amortization of intangible assets	3,683,748	339,348
Fair value remeasurement of contingent consideration	209,260	-
Depreciation of property and equipment	603,694	118,394
Tax credits	(240,760)	(553,730)
	29,788,795	18,050,091

13.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2016	2015
	$	$

General and administrative expenses, excluding the below items	1,789,396	1,521,639
Salaries, fees and short-term benefits	1,284,001	898,381
DSU units issued for director compensation	362,443	540,000
Share-based compensation	497,070	224,327
	3,932,910	3,184,347

14.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2016	2015
	$	$

Interest income	417,517	488,486
	417,517	488,486

Finance costs for the years ended December 31 were as follows:

	2016	2015
	$	$

Bank charges	17,036	11,557
Accreted interest	65,370	73,391
	82,406	84,948

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

15.	Commitments and contingencies

As at December 31, 2016, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $10,509,000. These commitments include agreements related to the conduct of the Phase I clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments relating to operating lease commitments in the amount of $223,000 over the next 12 months, $994,000 from 12 to 60 months, and $858,000 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $35,000 related to successful patent grants, $200,000 and $300,000 on the first patient dosed in phase II and III trials, respectively, and regulatory milestones on their first achievement totalling $5,000,000.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35 million of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to US$875,000 and aggregate sales milestone payments of up to US$28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

16.	Related parties

For the years ended December 31, 2016 and 2015, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2016	2015
	$	$

Salaries, fees and short-term benefits	3,107,798	2,595,536
Share-based compensation	3,512,045	2,433,710
Total	6,619,843	5,029,246

Executive officers and directors participate in the 2014 Stock Option Plan, the 2014 DSU Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2016, the key management personnel controlled approximately 1% of the voting shares of the Company.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

16.	Related parties (continued)

Under IFRS, the acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

17.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets and employees are in Canada.

18.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

19.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. The loan payable has been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
Amounts in Canadian Dollars

19.	Financial instruments (continued)

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the years ended December 31, 2016 and 2015, the Company earned interest income of $417,517 and $488,486, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2016 and 2015, would have a net impact on finance income of $4,175 and $4,885, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. As at December 31, 2016 and 2015, the Company held US dollar cash and cash equivalents in the amount of US$30,247,141 and US$44,547,591 and had US dollar denominated accounts payable and accrued liabilities in the amount of US$2,418,828 and US$1,033,319, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2016 and 2015 of $368,816 and $435,143, respectively.

US dollar expenses for the years ended December 31, 2016 and 2015 were approximately US$9,674,000 and US$8,700,000, respectively. Varying the US exchange rate for the years ended December 31, 2016 and 2015 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $641,000 and $556,000, respectively, assuming that all other variables remained constant.

Trillium Therapeutics Inc.

For the years ended December 31, 2015 and 2014

(formerly Stem Cell Therapeutics Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 9, 2016	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at
	Note	December 31, 2015	December 31, 2014
		$	$

ASSETS

Current
Cash		86,770,542	26,165,056
Amounts receivable	4	974,822	344,416
Prepaid expenses		1,181,481	1,008,225

Total current assets		88,926,845	27,517,697

Property and equipment	5	897,390	235,402
Intangible assets	6	93,585	432,933
Other assets		121,648	-

Total non-current assets		1,112,623	668,335

Total assets		90,039,468	28,186,032

LIABILITIES

Current
Accounts payable and accrued liabilities	7	3,233,749	3,248,984
Other current liabilities	8	323,151	279,461

Total current liabilities		3,556,900	3,528,445

Loan payable	8	270,386	283,352
Deferred lease inducement	8	348,205	-
Long-term liability	8	60,109	69,941

Total non-current liabilities		678,700	353,293

Total liabilities		4,235,600	3,881,738

EQUITY
Common shares	9	103,340,072	49,505,792
Series I preferred shares	9	7,797,773	10,076,151
Series II preferred shares	9	24,369,384	-
Warrants	9	6,926,019	9,283,332
Contributed surplus	9	8,660,355	5,995,055
Deficit		(65,289,735)	(50,556,036)

Total equity		85,803,868	24,304,294

Total liabilities and equity		90,039,468	28,186,032

Commitments and contingencies [note 14]

Approved by the Board and authorized for issue on March 9, 2016:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

			Year ended	Year ended
	Note		December 31, 2015	December 31, 2014
			$	$

EXPENSES
Research and development	11		18,050,091	10,595,808
General and administrative	12		3,184,347	2,577,460

Operating expenses			21,234,438	13,173,268

Finance income	13		(6,595,189)	(378,692)
Finance costs	13		84,948	87,244

Net finance income			(6,510,241)	(291,448)

Net loss before income taxes			14,724,197	12,881,820

Current income tax expense	10		9,502	-

Net loss and comprehensive loss for the year			14,733,699	12,881,820

Basic and diluted loss per common share	9	(c)	(2.22)	(3.06)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Common shares		Series I preferred shares		Series II preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 9)		(note 9)		(note 9)		(note 9)	(note 9)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	-	-	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(14,733,699)	(14,733,699)
Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	1,750,754	39,592,240	-	-	1,077,605	24,369,384	-	-	-	-	63,961,624
Exercise of warrants	1,087,603	11,872,467	-	-	-	-	(32,628,425)	(2,357,313)	-	-	9,515,154
Exercise of stock options	6,666	91,195	-	-	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	523,870	2,278,378	(15,716,110)	(2,278,378)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	2,706,500	-	2,706,500
Total transactions with owners of the Company	3,368,893	53,834,280	(15,716,110)	(2,278,378)	1,077,605	24,369,384	(32,628,425)	(2,357,313)	2,665,300	-	76,233,273
Balance, December 31, 2015	7,796,137	103,340,072	53,788,579	7,797,773	1,077,605	24,369,384	106,096,356	6,926,019	8,660,355	(65,289,735)	85,803,868

	Common shares		Series I preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(12,881,820)	(12,881,820)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	86,540	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	2,614	33,100	-	-	-	-	(13,500)	-	19,600
Conversion of preferred shares	279,682	1,216,374	(8,390,476)	(1,216,374)	-	-	-	-	-
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	2,311,254	-	2,311,254
Total transactions with owners of the Company	368,836	2,314,489	(8,390,476)	(1,216,374)	(3,505,342)	(534,847)	2,714,399	-	3,277,667
Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2015	December 31, 2014
		$	$

OPERATING ACTIVITIES
Net loss for the year		(14,733,699)	(12,881,820)
Adjustments for items not affecting cash
Share-based compensation	9	2,706,500	2,311,254
Interest accretion	8,13	73,391	69,770
Amortization of intangible assets	6,11	339,348	610,776
Impairment of intangible assets	6,11	-	429,763
Depreciation of property and equipment	5,11	118,394	47,208
Non-cash change in deferred lease inducement		105,805	-
Unrealized foreign exchange gain		(6,010,996)	-
		(17,401,257)	(9,413,049)
Changes in non-cash working capital balances
Amounts receivable		(630,406)	82,818
Prepaid expenses		(173,256)	(913,656)
Accounts payable and accrued liabilities		(15,235)	2,579,124
Other current liabilities		43,690	216,695
Increase in other assets		(121,648)	-
Cash used in operating activities		(18,298,112)	(7,448,068)

INVESTING ACTIVITIES
Purchase of property and equipment	5	(750,382)	(173,603)
Net change in marketable securities		-	526,598
Cash provided by (used) in investing activities		(750,382)	352,995

FINANCING ACTIVITIES
Change in loan payable	8	(68,761)	(115,031)
Receipt of deferred lease inducement	8	212,400	-
Change in long-term liability	8	(27,428)	(47,759)
Issue of share capital, net of issuance costs	9	73,526,773	966,413
Cash provided by financing activities		73,642,984	803,623

Impact of foreign exchange rate on cash		6,010,996	-
Net increase (decrease) in cash during the year		60,605,486	(6,291,450)

Cash, beginning of year		26,165,056	32,456,506

Cash, end of year		86,770,542	26,165,056

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		2,278,378	1,216,374

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 9, 2016.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company“s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

2.	Basis of presentation (continued)

Impairment of long lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and at least annually reviews the useful lives to reflect management“s intent about developing and commercializing the assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Privateco from April 9, 2013, the date of acquisition to the date of its amalgamation with the Company on June 1, 2014.

Investments in entities where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, are considered subsidiaries due to the control exercised over the investee by the Company. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are de-consolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains and losses on transactions between subsidiaries are eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(c)	Financial instruments

Financial assets

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities, and loan payable as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement
Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs
The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is then derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

Depreciation
The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technologies acquired in the Trillium Privateco acquisition are available for use is estimated at three years, which reflects management“s intent about developing and commercializing the assets.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset“s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company“s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset“s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, deferred share units, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company“s stock options, deferred share units, warrants and preferred shares in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

(l)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”), which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the consolidated financial statements.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB has issued IFRS 16 Leases (“IFRS 16”), its new leases standard that requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. The new standard will be effective from January 1, 2019 with limited early application permitted. The Company has not yet begun the process of evaluating the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements. The Company assesses the impact of adoption of future standards on its consolidated financial statements, but does not anticipate significant changes in 2016.

4.	Amounts receivable

	December 31,	December 31,
	2015	2014
	$	$

Government receivable	957,951	344,416
Other amounts receivable	16,871	-
	974,822	344,416

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

5.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	141,051	21,917	10,635	173,603
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	457,796	57,180	265,406	780,382
Balance, December 31, 2015	709,872	97,208	285,422	1,092,502

Accumulated depreciation
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	33,366	9,554	4,288	47,208
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	86,577	26,679	5,138	118,394
Balance December 31, 2015	134,666	50,237	10,209	195,112

Net carrying amounts
December 31, 2014	203,987	16,470	14,945	235,402
December 31, 2015	575,206	46,971	275,213	897,390

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance December 31, 2014 and 2015	1,018,037

Accumulated amortization
Balance, December 31, 2013	630,279
Amortization	610,776
Disposals	(655,951)
Balance, December 31, 2014	585,104
Amortization	339,348
Balance, December 31, 2015	924,452

Net carrying amounts
December 31, 2014	432,933
December 31, 2015	93,585

As at December 31, 2015, intangible assets were comprised of licensed patent rights related to the SIRPαFc program acquired in 2013 in the amount of $1,018,037.

The Company returned rights related to tigecycline and recorded an impairment loss of $429,763 in the second quarter of 2014.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2015	2014
	$	$

Trade and other payables	1,401,462	1,604,533
Accrued liabilities	1,728,636	1,585,823
Due to related parties (note 15)	103,651	58,628
	3,233,749	3,248,984

Amounts due to related parties represent expense reimbursements, accrued vacation payable and directors’ fees payable.

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $9,586 through November 2019. As at December 31, 2015 and 2014, the balance repayable was $440,935 and $555,968, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2015 and 2014, the Company has a deferred lease inducement of $348,205 and nil, respectively, for a new facility lease. The inducement benefit will be recognized over the expected term of the lease.

(c)

As at December 31, 2015 and 2014, the Company has a long-term liability of $60,109 and $69,941, respectively, related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the statements of financial position.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

(b)	Share capital issued – year ended December 31, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering were $68,875,067 (U.S. $55,153,000) before deducting offering expenses of $4,913,443.

During the year ended December 31, 2015, 1,087,603 common shares were issued on the exercise of 32,628,425 warrants for proceeds of $9,515,154 and 6,666 stock options were exercised for proceeds of $49,995.

During the year ended December 31, 2015, 15,716,110 Series I First Preferred Shares were converted into 523,870 common shares.

Share capital issued – year ended December 31, 2014

On November 14, 2014, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in these consolidated financial statements and notes to the number of common shares, deferred share units and stock options have been adjusted to the post-consolidation amounts.

During the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2015 and 2014 to the post-consolidated number. The post-consolidated weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 were 6,641,161 and 4,202,900, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

(d)	Warrants

All warrants were exercisable on issuance. As a result of the November 14, 2014 common share consolidation, the ratio of the number of warrants exercisable for one common share was adjusted from one warrant for each common share to 30 warrants for each common share. The number of warrants outstanding was not adjusted.

The following table shows the number of warrants outstanding, the exercise prices, and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at December 31, 2015:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 15, 2018	9,213,780	$0.40	307,126	$12.00
March 27, 2018	300,000	$0.40	10,000	$12.00
December 13, 2018	96,582,576	$0.28	3,219,419	$8.40
	106,096,356		3,536,545

Changes in the number of warrants outstanding during the years ended December 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	138,724,781	$0.29	142,230,123	$0.30
Exercised	(32,628,425)	0.29	(2,596,251)	0.36
Expired	-	-	(909,091)	1.60

Balance, end of year	106,096,356	$0.29	138,724,781	$0.29

(e)	Stock option plan

The Company has a 10% rolling stock option plan (the “2014 Stock Option Plan”) that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at December 31, 2015, the Company was entitled to issue an additional 87,048 stock options under the 2014 Stock Option Plan.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	590,141	$9.76	97,372	$9.94
Granted	347,359	21.40	499,883	9.78
Exercised	(6,666)	7.50	(2,614)	7.50
Cancelled/forfeited	(3,000)	30.00	(4,500)	16.58

Balance, end of year	927,834	$14.07	590,141	$9.76

Options exercisable, end of year	333,927	$10.94	219,470	$10.13

The following table reflects stock options outstanding at December 31, 2015:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Exercisable	Weighted average
Exercise prices	outstanding	(in years)	exercise price	number	exercise price

$7.50	74,841	7.3	$7.50	49,903	$7.50
$8.34	215,758	8.4	$8.34	107,878	$8.34
$10.35	264,127	8.3	$10.35	132,064	$10.35
$15.30	6,666	8.1	$15.30	3,333	$15.30
$18.90	13,332	8.2	$18.90	6,666	$18.90
$19.33	220,859	9.9	$19.33	-	$19.33
$23.44	85,000	9.3	$23.44	28,332	$23.44
$28.05	29,000	9.4	$28.05	-	$28.05
$28.52	12,500	9.4	$28.52	-	$28.52
$30.00	5,751	0.6	$30.00	5,751	$30.00

	927,834	8.7	$14.07	333,927	$10.94

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2015	2014
Expected option life	6 years	6 years
Risk-free interest rate	1.2%	1.7%
Dividend yield	0%	0%
Expected volatility	83%	90%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company“s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2015 and 2014, the Company issued 347,359 and 499,883 stock options with a fair value of $5,227,499 and $3,580,892 and a weighted average grant date fair value of $15.05 and $7.16, respectively.

(f)	Deferred Share Unit Plan

The 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) promotes greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. For the years ended December 31, 2015 and 2014, a total of 23,011 and 28,777 DSUs were issued for payment of directors’ fees, respectively. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan and 51,788 DSUs were outstanding as at December 31, 2015.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

10.	Income taxes

Income taxes have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets

As at December 31, 2015 and 2014, deferred tax assets have not been recognized with respect to the following items:

	2015	2014
	$	$

Non-capital losses carried forward	11,750,952	9,234,460
Tax credits carryforward	3,090,833	2,607,496
Tax basis of property and equipment and intangible assets in excess of accounting basis	1,577,156	1,413,171
Scientific research and experimental development expenditures	5,524,225	4,801,014
Share issue costs and other	493,476	436,795
	22,436,642	18,492,936

(b)

As at December 31, 2015 and 2014, the Company has available research and development expenditures of approximately $20,846,000 and $18,117,000, respectively, for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2015 and 2014, the Company also has unclaimed Canadian scientific research and development tax credits of $3,920,000 and $3,293,000, respectively, which are available to reduce future taxes payable with expiries from 2017 through 2034. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2015, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

10.	Income taxes (continued)

The non-capital tax losses expire as follows:

Federal
$

2025	3,213,000
2026	6,457,000
2027	4,659,000
2028	4,144,000
2029	3,736,000
2030	1,819,000
2031	1,387,000
2032	2,715,000
2033	1,971,000
2034	5,001,000
2035	9,241,000
44,343,000

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax recovery is as follows:

	2015	2014
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(3,901,912)	(3,413,682)
Investment tax credits	(473,156)	(1,091,870)
Share-based compensation and other	485,009	657,494
Change in unrecognized tax assets	3,899,561	3,848,058

Income tax expense	9,502	-

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2015	2014
	$	$

Research and development programs, excluding the below items	12,083,797	5,893,030
Salaries, fees and short-term benefits	4,120,109	2,311,755
Share-based compensation	1,942,173	1,626,824
Amortization of intangible assets	339,348	610,776
Impairment of intangible assets	-	429,763
Depreciation of property and equipment	118,394	47,208
Tax credits	(553,730)	(323,548)
	18,050,091	10,595,808

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2015	2014
	$	$

General and administrative expenses, excluding the below items	1,521,639	1,198,181
Salaries, fees and short-term benefits	898,381	694,849
DSU units issued for director compensation	540,000	240,000
Share-based compensation	224,327	444,430
	3,184,347	2,577,460

13.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2015	2014
	$	$

Interest income	488,486	378,692
Net foreign currency gain	6,106,703	-
	6,595,189	378,692

Finance costs for the years ended December 31 were as follows:

	2015	2014
	$	$

Bank charges	11,557	7,212
Accreted interest	73,391	69,770
Net foreign currency loss	-	10,262
	84,948	87,244

14.	Commitments and contingencies

As at December 31, 2015, the Company had capital commitments for the acquisition of property and equipment of approximately $1,026,000.

As at December 31, 2015, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $7,789,000. These contracts include the clinical research organization agreement for conducting the Phase I trial, and other preclinical and manufacturing activities.  The Company also has minimum lease payments relating to operating lease commitments in the amount of $266,000 over the next 12 months, $955,000 from 12 to 60 months, and $1,289,000 thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $35,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000. The Company is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

14.	Commitments and contingencies (continued)

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the audited consolidated financial statements with respect to these indemnification obligations.

15.	Related parties

For the years ended December 31, 2015 and 2014, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2015	2014
	$	$

Salaries, fees and short-term benefits	2,595,536	1,708,717
Share-based compensation	2,433,710	2,281,561
Total	5,029,246	3,990,278

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2015, the key management personnel controlled approximately 1% of the voting shares of the Company.

Under IFRS, the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov (see Note 19). One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

Outstanding balances with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2015 and 2014, a former director was paid consulting fees of $0 and $7,916, respectively.

16.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets, and employees are in Canada.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

17.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

18.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash as Level 1. The loan payable has been classified as Level 2.

Cash, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the Board is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

18.	Financial instruments (continued)

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the years ended December 31, 2015 and 2014, the Company earned interest income of $488,486 and $378,692, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2015 and 2014, would have a net impact on finance income of $4,885 and $3,787, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. As at December 31, 2015 and 2014, the Company held US dollar cash in the amount of US$44,547,591 and US$142,558 and had US dollar denominated accounts payable and accrued liabilities in the amount of US$1,033,319 and US$1,910,430, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2015 and 2014 of $435,143 and $17,679, respectively.

US dollar expenses for the years ended December 31, 2015 and 2014 were approximately US$8,700,000 and US$3,260,000, respectively. Varying the US exchange rate for the years ended December 31, 2015 and 2014 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $435,000 and $163,000, respectively, assuming that all other variables remained constant.

19.	Events after the balance sheet date

On January 26, 2016, the Company acquired all of the outstanding shares of Fluorinov, a private oncology company, for an upfront payment of $10 million plus up to $35 million of additional future payments that are contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. Trillium will also have an obligation to pay royalty payments on future sales of such compounds. The upfront payment was subject to adjustment based on the net working capital of Fluorinov and other adjustments at the time of closing. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s CNS assets and share 50% of the net proceeds with Fluorinov shareholders. The acquisition of Fluorinov will be accounted for as a business combination under the acquisition method of accounting. The Company will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Incorporation dated March 31, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.2	Articles of Amendment dated October 19, 2004 (incorporated by reference to Exhibit 1.2 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.3	Articles of Amendment dated February 6, 2013 (incorporated by reference to Exhibit 1.3 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.4	Articles of Continuance dated November 7, 2013 (incorporated by reference to Exhibit 1.4 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.5	Articles of Amendment dated December 12, 2013 (incorporated by reference to Exhibit 1.5 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.6	Articles of Amalgamation dated June 1, 2014 (incorporated by reference to Exhibit 1.6 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.7	By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.8

Articles of Amendment dated November 14, 2014 (incorporated by reference to Exhibit 1.8 to Amendment No. 2 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on November 26, 2014 (File No. 1-36596)).

1.9	Articles of Amalgamation dated January 1, 2017 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on January 6, 2017 (File No. 1-36596)).

4.1

Amended and restated License Agreement between Trillium Therapeutics Inc. (private), the University Health Network and The Hospital for Sick Children effective February 1, 2010 and amended June 1, 2012 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.2*

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.3*

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-622 (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.4

2014 Stock Option Plan amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.5

2016 Stock Option Plan amended and restated as of March 22, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on April 21, 2016 (File No. 1-36596)).

4.6

2014 Equity Deferred Share Unit Plan amended and restated as of May 27, 2014 and terminated on March 9, 2017 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.7	2016 Cash-Settled Deferred Share Unit Plan dated November 9, 2016

4.8

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated March 15, 2013 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.9

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated April 8, 2013 (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.10

Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated December 13, 2013 (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

4.11

Share purchase agreement among Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.12

Royalty agreement among the Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.2 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

12.1	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

12,2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young LLP

15.2	Charter of the Audit Committee of the Board of Directors dated March 9, 2017

* Confidential treatment granted as to portions of this exhibit.