Form 40-F
period 2017-12-31
Trillium Therapeutics Inc.
filed 2018-03-09
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 001-36596

TRILLIUM THERAPEUTICS INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	2834	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if applicable))	Identification Number (if applicable))

2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,147,404 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  [   ]       No  [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

     Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016; and

(c)	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of Trillium Therapeutics Inc.’s (“Trillium” or the “Company”) fiscal year ended December 31, 2017, an evaluation of the effectiveness of Trillium’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Trillium, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Trillium. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Trillium’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Trillium in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Trillium, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Trillium’s internal control over financial reporting as at December 31, 2017. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Trillium’s internal control over financial reporting. Based on this assessment, management has concluded that Trillium’s internal control over financial reporting was effective as of December 31, 2017.

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

(e)

Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading “Disclosure Controls and Internal Controls Over Financial Reporting” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Trillium’s board of directors has determined that Luke Beshar, a member of Trillium’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the Nasdaq Stock Market.

Code of Business Conduct and Ethics.

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

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, Trillium may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on its website, which may be accessed at www.trilliumtherapeutics.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information – External Auditors Service Fees (By Category)” in Trillium’s Annual Information Form for the year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies” in Trillium’s Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Trillium has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Luke Beshar, Henry Friesen and Robert Kirkman.

Mine Safety Disclosure.

Not applicable.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE
REQUIREMENTS

Trillium is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”). NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series. Trillium is, however, required by NASDAQ to disclose any significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards. The following is a summary of the significant ways in which Trillium’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards, as described below.

Shareholder Approval in Connection with Certain Transactions: Rule 5635 of the NASDAQ Stock Market Rules requires listed companies to obtain shareholder approval prior to certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Trillium does not follow Rule 5635. In lieu of following Rule 5635, Trillium follows the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2018.

Trillium Therapeutics Inc.

By:	/s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

99.4	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of Ernst & Young LLP