Form 40-F/A
period 2017-12-31
Trillium Therapeutics Inc.
filed 2018-03-13
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.1)

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

     Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

Trillium Therapeutics Inc. (the “Corporation”) is filing this Form 40-F/A to the Corporation’s Annual Report on Form 40-F dated March 9, 2018 (the “Form 40-F”), for the sole purpose of re-filing Exhibit 99.3 (Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board) which inadvertently omitted the signature of Ernst & Young LLP to its Report of Independent Registered Public Accounting Firm.

Other than the correction to the Report of Independent Registered Public Accounting Firm included as part of Exhibit 99.3, no other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

US-1

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2018.

Trillium Therapeutics Inc.

By:	/s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

US-2

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2017

99.2*	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

99.4	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8*	Consent of Ernst & Young LLP

*Previously filed with the Commission.