Form 40-F/A
period 2017-12-31
Trillium Therapeutics Inc.
filed 2018-04-04
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.2)

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

The purpose of this Amendment No. 2 to our Annual Report on Form 40-F (“Form 40-F”) for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 9, 2018, is to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”).

Other than the furnishing of the exhibit described above, no other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

US-1

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 4, 2018.

Trillium Therapeutics Inc.

By:	/s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

US-2

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2017

99.2*	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016

99.3*	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

99.4*	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8*	Consent of Ernst & Young LLP

XBRL

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed with the Commission.