Form 20-F
period 2018-12-31
Trillium Therapeutics Inc.
filed 2019-03-11
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report. 14,688,831 Common Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued
by the International Accounting
Standards Board [X]

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

Emerging Growth Company Status

We are an “emerging growth company” under the US Jumpstart Our Business Startups Act, enacted on April 5, 2012, or the JOBS Act, and applicable US Securities and Exchange Commission, or SEC rules and will be eligible for reduced public company disclosure requirements. See “Item 4. Information on the Company.”

CURRENCY TRANSLATION

Unless otherwise noted herein, all references to “US$”, “United States dollars” or” US dollars” are to thousands of United States dollars and all references to “Cdn$” or “$”, are to thousands of Canadian dollars.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” under the US Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,070,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the US Securities Act of 1933 which is December 31, 2019; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the US Securities Exchange Act of 1934, or the Exchange Act.

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

Any US domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

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
  our plans to focus development of TTI-621 on patients with cutaneous T cell lymphoma based on our early clinical results;
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
  our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells, or RBCs, compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;
  our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;
  our expectation that we will achieve levels of TTI-622 in patients sufficient to obtain sustained CD47 blockade;
  our expectation that TTI-622 is likely to be more effective in combination with agents that provide additional “eat” signals to macrophages or other forms of immune activation;
  our plans to market, sell and distribute our products and technologies;
  our expectations regarding the acceptance of our products and technologies by the market;
  our ability to retain and access appropriate staff, management and expert advisers;
  our expectations about the differentiated nature and discovery research capabilities of Fluorinov Pharma Inc., or Fluorinov;
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
  positive results from preclinical and early clinical research are not necessarily predictive of the results of later-stage clinical trials;
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
  the risk of patent-related litigation; and
  our expectations regarding our status as a passive foreign investment company, or PFIC,

all as further and more fully described under the heading “Item 3.D. Risk Factors”.

Although the forward-looking statements contained in this annual report are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables summarize selected financial data as at and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. The financial information in the tables below as at December 31, 2018, 2017 and 2016 and for the years then ended has been derived from our audited consolidated financial statements and related notes included in this Form 20-F. The financial information in the tables below as at December 31, 2015 and 2014 and for the years then ended has been derived from our audited consolidated financial statements and related notes for that year.

The selected financial data below should be read in conjunction with the financial statements included in this annual report beginning on page F-1 and with the information appearing in “Item 5. Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Consolidated statement of loss and comprehensive loss data	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net sales	-	-	-	-	-
Net loss and comprehensive loss	$42,486	$45,088	$31,733	$14,734	$12,882
Loss from continuing operations per share(1)	$3.06	$4.61	$4.06	$2.22	$3.06
Net loss per common share(1)	$3.06	$4.61	$4.06	$2.22	$3.06
Fully diluted net loss per common share(1)	$3.06	$4.61	$4.06	$2.22	$3.06

Consolidated statement of financial position data	As at December 31, 2018	As at December 31, 2017	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014
Total assets	$55,459	$94,403	$66,623	$90,039	$28,186
Net assets	$41,601	$78,577	$58,120	$85,804	$24,304
Capital stock - common	$154,017	$145,920	$103,819	$103,340	$49,506
Number of common shares outstanding(2)	14,688,831	13,147,404	7,845,184	7,796,137	4,427,244
Capital stock - preferred	$47,609	$52,706	$32,086	$32,167	$10,076
Number of preferred shares outstanding(3)	4,940,788	6,112,597	2,851,811	2,870,558	2,316,822
Dividends declared per share	-	-	-	-	-

Notes:

(1)	The per share figures have been restated to reflect a share consolidation ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.
(2)	The number of common shares has been restated to reflect a share consolidation ratio of 1 post- consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.
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

We have incurred losses of $42,486, $45,088 and $31,733 for the years ended December 31, 2018, 2017 and 2016, respectively, and expect to incur an operating loss for the year ending December 31, 2019. We have an accumulated deficit since inception through December 31, 2018 of $184,597. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of SIRPαFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders’ equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to approval of the US Food and Drug Administration, or FDA, in the US and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing cash and cash equivalents and marketable securities as at December 31, 2018 of $45,409 will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our longer term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

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

If the price of our common shares continues to trade below US$1.00 per share on the Nasdaq Capital Market for a sustained period, or we do not meet other continued listing requirements, our common shares may be delisted from the Nasdaq Capital Market, which could affect the market price and liquidity for our common shares and reduce our ability to raise additional capital.

Our common shares are listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. Since February 22, 2019, the share price of our common shares has been below US$1.00. If our common shares continue to trade below US$1.00 per share for 30 consecutive business days since February 22, 2019, we will receive a notification letter from the Nasdaq Capital Market and will have 180 calendar days (subject to extension in some circumstances) to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of our common shares must be at least US$1.00 per share for a minimum of ten consecutive business days (or such longer period of time as the Nasdaq Capital Market may require in some circumstances). If we fail to regain compliance with the minimum bid price rule or fail to maintain compliance with all other applicable Nasdaq Capital Market continued listing requirements, the Nasdaq Capital Market may determine to delist our common shares, at which time our common shares would likely trade in the United States only on the over-the-counter market (the “OTC”). The delisting of our common shares from the Nasdaq Capital Market could adversely impact us by, among other things, reducing the liquidity and market price of our common shares in the United States, reducing the number of investors willing to hold or acquire our common shares, limiting our ability to issue additional securities in the future, and limiting our ability to fund our operations.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are denominated both in Canadian and US dollars. Also, a significant portion of our expenditures are in US dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and Our Industry

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced clinical trials for SIRPαFc, we have not yet completed later stage clinical trials for any of our product candidates.

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

We acquired several preclinical and discovery research programs in our acquisition of Fluorinov, including certain assets relating to the treatment of central nervous system disorders. While we conducted extensive due diligence before making this acquisition, our assessment of the Fluorinov technologies may not be accurate. Therefore, our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound or development of a future program on the Fluorinov development platform will be achieved may not be borne out fully or at all. We have made a commitment to use commercially reasonable efforts to monetize the Fluorinov central nervous system assets and, if successful, to share the net proceeds with the Fluorinov vendors. As this is not our core competency, our efforts to monetize these assets or any other Fluorinov assets may not be successful. We can make no assurances that toxicology, or other preclinical, studies will yield results that will allow us to proceed with clinical trials in humans.

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

Positive results from preclinical and early clinical research of TTI-621 and TTI-622 are not necessarily predictive of the results of later clinical trials of TTI-621 or TTI-622. If we cannot replicate the positive results from preclinical and early clinical research in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize TTI-621 or TTI-622.

Positive results of preclinical and early clinical research of TTI-621 and TTI-622 may not be indicative of the results that will be obtained in later-stage clinical trials. For example, we have focused our near-term clinical product development on T-cell malignancies based on preliminary results of our intratumoral trial which were presented at the American Society of Hematology meeting in December 2017 and updated results presented at the EORTC CLTF meeting in September 2018. There can be no assurance that the preliminary results we have seen in a small number of mycosis fungoides patients will be reproducible in a larger population of patients. We can make no assurance that any future studies, if undertaken, will yield favorable results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our future clinical trials of TTI-621 or TTI-622, the development timeline and regulatory approval and commercialization prospects for our leading product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

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

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug substance for our phase 1 clinical trials. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our phase 1 clinical trials and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced does not support commercial manufacturing, it has not yet been inspected by the FDA. Any manufacturing failures, delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers for SIRPαFc drug substance production in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

We require commercial scale and quality manufactured product to be available for pivotal or registration clinical trials. If we do not have commercial grade drug supply when needed, we may face delays in initiating or completing pivotal trials and our business operations could suffer significant harm.

To date, our product has been manufactured in small quantities for pre-clinical studies and clinical trials by third-party manufacturers. In order to commercialize our product, we need to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If we have not scaled up and validated the commercial production of our product prior to the commencement of pivotal clinical trials, we may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product requires significant efforts including, but not limited to scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, multiple process performance and validation runs, has long lead times and is very expensive. If we do not have commercial drug supply available when needed for pivotal clinical trials, our regulatory and commercial progress may be delayed and we may incur increased product development cost. This may have a material adverse effect on our business, financial condition and prospects, and may delay marketing of the product.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

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
  suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our CMOs to comply with cGMP requirements;
  any changes to our manufacturing process that may be necessary or desired;
  delays or failure to obtain clinical supply from CMOs of our products necessary to conduct clinical trials;
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

Prior to commencing clinical trials in the United States for any of our product candidates, we may be required to have an allowed IND for each product candidate and to file additional INDs prior to initiating any additional clinical trials for SIRPαFc. We believe that the data from previous studies will support the filing of additional INDs, to enable us to undertake additional clinical studies as we have planned. However, submission of an IND may not result in the FDA allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs and commence or continue clinical programs will significantly limit our opportunity to generate revenue.

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

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, timing of the completion of clinical trials, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

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

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of Fluorinov. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our product candidates and may be more effective or less costly than our product candidates. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of our product candidates, including our ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact our ability to generate future product development programs using Fluorinov technology.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. Niclas Stiernholm, our President and Chief Executive Officer, or other key members of our staff, could harm us. We have employment agreements with Dr. Stiernholm and other key members of our staff, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

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

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10,000. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

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

We control two patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also recently filed for patent protection covering additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc.

Our small molecule portfolio embraces patent filings that cover numerous different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

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

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with the University Health Network and the Hospital for Sick Children under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay milestone payments, royalties on net sales, and an annual maintenance fee.

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

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the US or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The US Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the US Congress, the federal courts, and the US Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to US patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic and clinical collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We may also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the year ended December 31, 2018, our common shares traded on the TSX at a high of $11.44 and a low of $1.99 per share and on the NASDAQ at a high of US $9.16 and a low of US $1.46 per share. In the year ended December 31, 2017, our common shares traded on the TSX at a high of $15.68 and a low of $5.26 per share and on the NASDAQ at a high of US $13.30 and a low of US $4.15 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

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

US holders of 10% or more of the voting power of our common shares may be subject to US federal income taxation at ordinary income tax rates on undistributed earnings and profits.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for US federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “US Shareholders.” For this purpose, a “US Shareholder” is any US person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a US Shareholder may be subject to US income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to “subpart F income” and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and US Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

We are likely a “passive foreign investment company,” which may have adverse US federal income tax consequences for US shareholders.

US investors should be aware that we believe we were classified as a PFIC, during the tax years ended December 31, 2017 and 2016, and based on current business plans and financial expectations, we believe that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a US shareholder’s holding period of our common shares, then such US shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or QEF Election, or a “mark-to-market” election with respect to our shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s adjusted tax basis therein. Each US shareholder should consult its own tax advisors regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

The effect of comprehensive US tax reform legislation on the Company is uncertain.

On December 22, 2017, the US government enacted H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the US federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal US corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the US federal income tax base, such as a one-time tax on earnings of certain foreign subsidiaries that were previously tax deferred and a new minimum tax on foreign earnings. The effects of the Tax Cuts and Jobs Act on our company, whether adverse or favorable, are uncertain, and may not become evident for some period of time, but could have a material adverse effect on our business, financial position or results from operations.

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

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the US Securities Act of 1933, which is December 31, 2019, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

Intercorporate Relationships

As of December 31, 2018 we had two wholly-owned subsidiaries, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware and Fluorinov which was acquired on January 26, 2016. On January 1, 2017 we filed articles of amalgamation to amalgamate with our wholly-owned subsidiary Fluorinov.

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

The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed are as follows:

$

Fair value of consideration paid:
Cash	10,000
Working capital deficiency	(134)
Contingent consideration	1,750
11,616

Assets acquired:
Cash	291
Amount due from Fluorinov shareholders	37
Acquired technology	15,440
15,768

Liabilities assumed:
Accounts payable and accrued liabilities	462
Deferred tax liabilities	3,690
4,152
Net identifiable assets acquired	11,616

The upfront consideration for Fluorinov was $10,000 less the working capital deficiency of $134. We may also incur up to $35,000 of future payments contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by us as of the acquisition date was $1,750 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. We also have an obligation to pay royalty payments on future sales of such compounds.

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

Cash used in the acquisition was determined as follows:

$
Cash consideration	9,866
Less cash acquired	291
9,575

Acquisition costs incurred by us and included in general and administrative expenses for the years ended December 31, 2016 and 2015, were $107 and $175, respectively. From the date of the acquisition to December 31, 2016, Fluorinov contributed revenue of nil and a loss of $7,334. If the acquisition had occurred on January 1, 2016, our combined loss for the year ended December 31, 2016, would be $31,790.

In connection with the acquisition, we established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed us to realize a deferred tax benefit of $3,690 by releasing the valuation allowance associated with our overall deferred tax assets.

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

Capital Expenditures

Capital expenditures for the last three fiscal years are set out in the following table.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Capital expenditures	$81	$471	$2,966

Capital expenditures for 2016 and 2017 were mainly for leasehold improvements, laboratory equipment, office equipment, office furniture and computer equipment. In 2018, the majority of the capital expenditures related to laboratory equipment and computer equipment.

B. Business Overview

Overview

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human signal regulatory protein alpha, or SIRPα, linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Two phase 1 clinical trials evaluating TTI-621 are ongoing. In these trials, TTI-621 has shown single agent activity by both local and/or systemic delivery in multiple B- and T-cell lymphoma indications and has been well tolerated in over 200 patients to date.

We are also developing a second SIRPαFc fusion protein, TTI-622. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. We initiated a phase 1 clinical trial for TTI-622 in June 2018. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have a medicinal chemistry platform that uses proprietary fluorine-based chemistry to yield new chemical entities. Our most advanced preclinical program stemming from this platform is an epidermal growth factor receptor, or EGFR antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Our Strategy

Our goal is to become a leading innovator in the field of oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system. We believe we have the most differentiated and comprehensive approach to targeting CD47, with the development of two SIRPαFc fusion proteins, monotherapy and combination therapy approaches, and both intravenous and intratumoral administration. We intend to:

  Rapidly advance the clinical development of TTI-621. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe SIRPαFc has potential to be effective in a variety of cancers. In our clinical trials to date, we have enrolled over 200 patients with multiple tumor types where TTI-621 may provide clinical benefit to find specific malignancies of interest for further development.

  Focus our TTI-621 clinical program on promising cancer indications. From our broad clinical approach, we found a number of cancers where we saw positive responses in patients. We are particularly interested in our initial results treating mycosis fungoides, a predominant form of cutaneous T-cell lymphoma, or CTCL, and we are focusing our near-term efforts on patients with T-cell malignancies broadly to include both CTCL and peripheral T-cell lymphoma, or PTCL, patients.

  Expand our portfolio of SIRPαFc constructs through advancement of TTI-622. Our expertise in designing fusion proteins allows us to explore alternative approaches to blocking CD47 that may be advantageous for certain applications. We began testing TTI-622 in a phase 1 clinical trial in June 2018 as a second and differentiated approach to block CD47. We expect TTI-622 may be of particular interest when used in combination with other anti-cancer drugs, including immunomodulatory agents.

  Build a pipeline of novel oncology products using our proprietary medicinal chemistry platform. We have several preclinical and discovery stage assets developed using our proprietary fluorine chemistry platform. We plan to advance these novel oncology products for internal development or out-license.

Our CD47 Clinical Pipeline

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

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. Macrophage activity is controlled by both positive “eat” and negative “do not eat” signals. Recently, a role for macrophages in the control of tumors has been described. Tumor cells may express “eat” signals (e.g., calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a “do not eat” signal by binding SIRPα, on the surface of macrophages. Elevated expression of CD47 has been observed across a range of hematological and solid tumors. In many cases, high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival.

Our lead program, TTI-621, is a novel SIRPαFc fusion protein that harnesses the innate immune system by blocking the activity of CD47. TTI-621 is a protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic “eat” signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. A second SIRPαFc fusion protein, TTI-622, entered phase 1 testing in June 2018. TTI-622 consists of the same CD47-binding domain of human SIRPα and is linked to the Fc region of IgG4. The IgG4 Fc region of TTI-622 is expected to have a decreased ability to engage activating Fc receptors compared to an IgG1 Fc, and thus provide a more modest “eat” signal to macrophages, allowing for greater tolerability and higher CD47 blockade but lower potency. TTI-622 will allow us to assess how higher CD47 blockade with an IgG4-based agent in patients compares to lower CD47 blockade with an IgG1-based drug (TTI-621).

In preclinical studies, TTI-621 and TTI-622 frequently triggered significant macrophage-mediated tumor cell phagocytosis in vitro compared to control treatment. In vivo, both fusion proteins exhibited anti-tumor activity in human xenograft models.

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T cells. Thus, it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T-cell response in immune-competent mice. In 2016, we presented data demonstrating that TTI-621 can augment antigen-specific T-cell responses in vitro. CD47 blockade has also been reported to promote tumor-specific T-cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

The figure below illustrates how SIRPαFc blocks the CD47 “do not eat” signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis, increased antigen presentation and enhanced T-cell responses.

By inhibiting the CD47 “do not eat” signal, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity, and possibly T-cell responses, could be synergistic with other immune-mediated therapies. Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative “do not eat” CD47 signal that tumor cells deliver to macrophages. In fact, we have observed anti-tumor activity when combining SIRPαFc with rituximab in both preclinical studies and in B lymphoma patients. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T-cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T-cells.

SIRPαFc Clinical Development – TTI-621

We are recruiting patients in two ongoing phase 1 clinical trials; one with intratumoral injection and one with intravenous infusion. These trials were designed to establish a safe dosing level, characterize safety, pharmacokinetics, and pharmacodynamics and treat a broad range of malignancies searching for evidence of antitumor activity.

Intratumoral administration – TTI-621

In a multi-center, open-label phase 1 trial, TTI-621 is being delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. In the escalation phase, patients were enrolled in sequential dose cohorts to receive intratumoral injections of TTI-621 that increased in dose and dosing frequency to characterize safety, pharmacokinetics, pharmacodynamics and preliminary evidence of antitumor activity. In addition, detailed evaluation of serial, on-treatment tumor biopsies of both injected and non-injected cancer lesions is being performed to help characterize the tumor microenvironment. The most recent data from the ongoing study were reported at the American Society of Hematology 60th Annual Meeting in December 2018. Local delivery of TTI-621 was well tolerated, with no treatment-related > Grade 3 adverse events or dose-limiting toxicity observed in 27 mycosis fungoides patients. Among 22 evaluable patients, reductions in Composite Assessment of Index Lesion Severity, or CAILS, scores, which measure local lesion responses, were observed in 91% of patients, with 41% exhibiting reductions of 50% or greater. These responses occurred rapidly within the 2-week induction period. Similar CAILS scores changes were seen in adjacent non-injected lesions, suggesting locoregional effects that were not confined to the site of injection. Evidence of a systemic effect was observed in 1 of 2 patients receiving continuation monotherapy beyond the 2-week induction therapy. In addition, data suggest a combination effect with pegylated IFN-alpha-2a. Collectively, the data demonstrate that CTCL appears biologically responsive to intratumoral injections of TTI-621.

We have amended the protocol for this trial to focus on recruiting additional patients with T-cell malignancies, and specifically CTCL, to determine if the preliminary results will be seen in a larger patient population. Patients are currently being enrolled in the expansion phase of the trial in which they receive 10 mg of TTI-621 three times per week for two weeks followed by weekly dosing, to further characterize safety and efficacy. In addition, patients may receive intratumoral TTI-621 in combination with other anti-cancer therapies (anti-PD-1 or anti-PD-L1, pegylated interferon α2a, talimogene laherparepvec or radiation). We have modified this trial to allow for the increase in the size of each cohort from 12 to 40 patients based on early signs of clinical benefit.

Intravenous administration – TTI-621

We are enrolling patients with advanced hematologic malignancies in a phase 1b clinical trial with intravenous administration of TTI-621. The most recent data from the ongoing expansion phase were reported at the T-Cell Lymphoma Forum in January 2019. Based on an expanded data set of 179 patients, weekly infusions of TTI-621 were shown to be well tolerated. Thrombocytopenia was the most frequent grade 3 or higher treatment-emergent adverse event, occurring in 18% of patients. Platelet reductions, however, were shown to be transient and pre-dose platelet levels remained steady during the course of the study. Notably, the reversible thrombocytopenia did not lead to an increased risk of bleeding and had no impact on drug delivery, nor was there a significant impact of TTI-621 on hemoglobin levels. Monotherapy efficacy was observed in patients with mycosis fungoides (17% overall response rate, or ORR, n=24), peripheral T-cell lymphoma, or PTCL (18% ORR, n=11), Sézary Syndrome (20% ORR, n=5). As reported at the 16th Annual Discovery on Target conference in September 2018, monotherapy efficacy was also observed in diffuse large B-cell lymphoma, or DLBCL patients (25% ORR, n=8), and in DLBCL patients when combined with rituximab (25% ORR, n=24). This clinical activity was observed in patients receiving relatively low doses of drug (0.2 mg/kg for monotherapy or 0.1 mg/kg in combination with rituximab). Dose intensification beyond 0.2 mg/kg is currently ongoing, and doses of 0.5 mg/kg have been well tolerated for up to 27 weeks.

We are focusing our near-term efforts on patients with CTCL and PTCL, following the early signals of efficacy observed in the intratumoral trial. These patients are being enrolled in separate cohorts that will be evaluated using a Simon 2-stage design where we must achieve predefined target responses in the first stage (18 patients) to continue recruiting patients for a second stage of 17 patients. We also introduced a standardized intra-subject dose intensification schedule for all newly enrolled subjects to increase drug exposure.

TTI-621 has recently been granted an Orphan Drug Designation by the US Food and Drug Administration, or FDA for the treatment of cutaneous T-cell lymphoma. Orphan Drug Designation qualifies the sponsor of the drug candidate for various development incentives, which may include tax credits for qualified clinical testing, an exemption from fees under the Prescription Drug User Fee Act, and a seven-year marketing exclusivity period following approval.

SIRPαFc Clinical Development – TTI-622

A second SIRPαFc fusion protein, TTI-622, is in clinical development. A two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma was initiated in June 2018. In the phase 1a dose-escalation part, patients will be enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a proteasome inhibitor-containing regimen, or a PD-1 inhibitor. Rituximab and proteasome inhibitors may provide additional “eat” signals that could enhance the efficacy of TTI-622. A PD-1 inhibitor may help amplify any anti-tumor T-cell response generated by TTI-622.

TTI-622 consists of the same extracellular CD47-binding domain of human SIRPα as TTI-621 but has a different Fc region (IgG4 Fc instead of IgG1 Fc), which provides a more modest “eat” signal than IgG1 due to more limited interactions with activating Fc receptors. Preclinical studies suggest that IgG4-based SIRPαFc fusion proteins have greater tolerability but lower potency than IgG1-based fusion proteins. We therefore expect to achieve higher levels of TTI-622 in patients compared to TTI-621, leading to greater and more sustained CD47 blockade. Thus, TTI-622 will allow us to assess how higher CD47 blockade with an IgG4-based agent in patients compares to lower CD47 blockade with the IgG1-based TTI-621. Due to the lower potency of the IgG4 Fc, we expect that TTI-622 is likely to be more effective in combination with agents that provide additional “eat” signals to macrophages or other forms of immune activation.

Preclinical TTI-622 data were reported at the 2018 Annual Meeting of the American Association for Cancer Research. The data demonstrate that TTI-622 induces the phagocytosis of a broad panel of tumor cells derived from patients with both hematological and solid tumors. As a monotherapy, TTI-622 treatment resulted in decreased tumor growth and improved survival in a B cell lymphoma xenograft model, and enhanced the efficacy of cetuximab (anti-EGFR) and daratumumab (anti-CD38) antibodies in solid and hematological xenograft models, respectively. Unlike CD47-blocking antibodies, TTI-622 bound minimally to RBCs and did not induce hemagglutination in vitro. We believe that this property could give TTI-622 best-in-class status among IgG4-based blocking agents currently in clinical development.

SIRPαFc Key Takeaways

  Multiple clinical approaches. We believe we have the most systematic and comprehensive approach to CD47 with two decoy receptors in development with different Fc functions, monotherapy and combination therapy approaches, and intravenous and intratumoral delivery modalities.

  Demonstrated clear signals of activity. TTI-621 monotherapy has produced positive signals of activity in CTCL, PTCL and DLBCL patients. A signal of activity was also seen in DLBCL patients when combined with rituximab.

  Tolerability and safety. TTI-621 has been well tolerated in over 180 patients to date.

  Clear paths forward. We are focusing our development on intratumoral monotherapy and combination therapy in CTCL; intravenous monotherapy in both CTCL and PTCL; and intravenous combination therapy in B-cell lymphoma.

SIRPαFc Competition

There are a number of companies developing blocking agents to the CD47-SIRPα axis, which can be broadly classified into six groups which include, but are not limited to:

  CD47-specific antibodies: Forty Seven Inc (phase 2); Celgene Corporation, Surface Oncology, Innovent Biologics (Suzhou) Co. (phase 1); Arch Oncology, I-Mab Biopharma, Phanes Therapeutics, ImmuneOncia (preclinical)
  CD47 bispecific antibodies: Novimmune SA, Hummingbird BioSciences, Pharmabcine (preclinical)
  Mutated high affinity SIRPαFc: ALX Oncology (phase 1)
  SIRPα-specific antibody: Celgene (phase 1), OSE Immunotherapeutics (preclinical), Forty Seven Inc (preclinical)
  SIRPαFc-agonist fusion protein: Shattuck Labs (preclinical)
  Small molecule inhibitor: Aurigene Discovery Technologies (preclinical)

We believe that TTI-621 has advantages over other CD47 blocking agents. TTI-621’s IgG1 Fc maximizes potency by delivering an activating signal to macrophages through Fc receptors. With this higher potency, we believe that TTI-621 has a higher likelihood of monotherapy activity and therefore is not dependent upon a combination with another IgG1 antibody. TTI-621 could also have the potential to be used to treat tumors where no anti-cancer antibody is available.

We have also demonstrated that our SIRPαFc fusion proteins exhibit minimal binding to RBCs in contrast to CD47-specific antibodies and a mutated high affinity SIRPαFc. We believe that this property confers several possible advantages including avoidance of drug-induced anemia, avoidance of the “antigen sink effect” (i.e. removal of drug from circulation by RBCs) and non-interference with laboratory blood typing tests. It should be noted that TTI-622 shares the same CD47-binding domain as TTI-621 and preclinical studies have shown that it also exhibits minimal binding to human RBCs. Thus, we anticipate that TTI-622, like TTI-621, will not induce anemia in patients.

Fluorine Chemistry Platform

Our medicinal chemistry platform uses proprietary fluorine-based chemistry yield new chemical entities. We believe the potency and/or safety of both existing pharmacophores and historically inaccessible chemical structures may be enhanced using our technology. This chemistry platform has been utilized to establish several preclinical programs including an EGFR inhibitor, and a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Intellectual Property

In connection specifically with patent applications relating to SIRPαFc, we control two main patent families that comprise nineteen individual filings in all. One family claims the two species of SIRPαFc (TTI-621 and TTI-622) currently in clinical trials., and their anti-cancer use. These patent rights are owned outright by Trillium and patent filings have been arranged in the major pharmaceutical markets. Patents are now granted in the United States, Australia, Japan and China. Patents emerging from this family begin to expire in 2033. A second SIRPα patent family was in-licensed on an exclusive basis from co-owners UHN and HSC. This family has been filed in the major markets; patents are granted in Europe, Japan, Canada, and Australia. The claims cover the use of various forms of SIRPα to treat CD47-positive cancers. Patents in this family begin to expire in the year 2029.

Trillium also is the owner of numerous patent filings that claim various drug combinations in which its SIRPαFc drugs are used in combination with drugs in very different classes. These combinations show significant, synergistic effects on target disease cells.

Our small molecule patent portfolio embraces patent filings that cover different inventions. These patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical targets.

We intend to protect additional intellectual property developed by us through the filing of patent applications within the appropriate jurisdictions throughout the world.

Regulatory Process

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the US, Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the United States is the FDA, in Canada it is HC, and in Europe it is the European Medicines Agency, or EMA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in US, Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products.

US Approval Process

In the US, the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs and only those that meet strict requirements are approved.

The US food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to cGMP. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the US follows.

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

Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I studies are typically conducted in patients or healthy volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During phase I, sufficient information about the drug's pharmacokinetic and pharmacological effects is obtained to permit the design of well-controlled, scientifically valid, phase II studies. Phase I studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

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

Phase IV. Phase IV studies are undertaken after the drug or treatment has been marketed to gather information on the drug's effect in various populations and any side effects associated with long-term use.

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

Manufacturing and Supply

We have limited experience in manufacturing products for clinical or commercial purposes. We produce small quantities of SIRPαFc and small molecule compounds in our laboratories for internal use.

We have established a contract manufacturing relationship for the supply of SIRPαFc that we believe will provide sufficient material for early clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. However, there can be no assurance that our contract manufacturer will be successful at scaling up and producing our product with the required quality and in the quantities and timelines that we will need for clinical and/or commercial purposes.

We expect to similarly rely on contract manufacturing relationships for any products that we may further develop, or in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the US Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with and such regulations, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

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

Raw Materials

We believe that sources of raw materials pertinent to our laboratory operations and for manufacturing of our SIRPαFc product by our CMO are generally available.

Plan of Operations

We are advancing our intratumoral and intravenous clinical trials of TTI-621 with a focus on CTCL and PTCL and our TTI-622 phase 1 trial has been initiated. We also continue to advance our small molecule program in internal development and pursue partnering activities.

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

D. Property, Plants and Equipment

We operate from approximately 22,000 square feet of leased laboratory and office space at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9 and approximately 3,200 square feet of leased office space at 100 CambridgePark Drive, Cambridge, Massachusetts, USA, 02140. We perform research and development in our facility and use qualified vendors and collaborators to conduct research and development and manufacturing on our behalf. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2018 and 2017, the years ended December 31, 2017 and 2016, and the years ended December 31, 2016 and 2015, should be read in conjunction with our consolidated financial statements and related notes included in this annual report in accordance with “Item 8. Financial Information”. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

See “Item 17. Financial Statements” and the notes to the financial statements included as part of this annual report for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

For the years ended December 31, 2018 and 2017

Since inception, we have incurred losses while advancing the research and development of our products. Net loss for the year ended December 31, 2018 of $42,486 was lower than the loss of $45,088 for the year ended December 31, 2017. The net loss was lower due mainly to a net foreign currency gain of $3,489 for the current year compared to a net foreign currency loss of $4,742 in the prior year, and lower manufacturing costs, partially offset by higher clinical trial expenses and an amendment to the SIRPαFc license agreement, where the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $3,000 in the form of 369,621 common shares.

Research and Development

Components of research and development expenses for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
	$	$
Research and development programs excluding the below items	27,493	22,831
Salaries, fees and short-term benefits	8,510	7,969
License agreement amendment	3,000	-
Share-based compensation	2,148	2,911
Amortization of intangible assets	2,338	3,860
Change in fair value of contingent consideration	(674)	(1,158)
Depreciation of property and equipment	808	849
Tax credits	(197)	(127)
	43,426	37,135

The increase in research and development program expenses for the year ended December 31, 2018 over the prior year was due mainly to an increase in SIRPαFc clinical trial expenses of $6,432, partially offset by a decrease in SIRPαFc manufacturing costs of $178 and lower activity related to academic collaborations. Salaries, fees, and short-term benefits increased in the year ended December 31, 2018 due to higher staffing and salaries compared to 2017. For the year ended December 31, 2018, we incurred an expense of $3,000 relating to the SIRPαFc license agreement amendment. Share-based compensation costs decreased mainly due to an increase in stock option forfeitures and an increase in the expected forfeiture rate. Amortization of intangible assets decreased as we extended our estimate of the life of our small molecule platform intangible asset to a remaining useful life of approximately three years. The change in fair value of contingent consideration reflected an increase in the time estimate and lowered the likelihood of reaching the potential milestones. Depreciation of property and equipment was comparable to the prior year. Tax credits increased compared to the prior year due to an increase in eligible expenses.

General and Administrative

Components of general and administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
	$	$

General and administrative, excluding the below items	1,905	1,469
Salaries, fees and short-term benefits	2,716	2,038
Change in fair value of deferred share units	(1,401)	10
Share-based compensation	362	344
	3,582	3,861

General and administrative expenses for the year ended December 31, 2018 of $1,905 were higher than the prior year mainly due to higher professional fees and listing fees incurred related to a prospectus supplement filing and the 2018 Stock Option Plan. Salaries, fees and short-term benefits increased mainly due to higher staffing levels and the issuance of DSUs. The change in the fair value of deferred share units was a result of fluctuations in the Company’s share price during the respective periods. Share-based compensation expense was comparable to the prior year.

Finance income and costs, foreign exchange gains and losses, and income taxes

During the year ended December 31, 2018, we recorded a net foreign currency gain of $3,489, compared to a net foreign currency loss of $4,742 for the year ended December 31, 2017.

For the years ended December 31, 2017 and 2016

Net loss for the year ended December 31, 2017 of $45,088 was higher than the loss of $31,733 for the year ended December 31, 2016. The net loss was higher due mainly to higher research and development expenses of $7,346 in 2017 with two active TTI-621 phase I trials and manufacturing expenses for TTI-622, the recognition of a deferred tax recovery in the year ended December 31, 2016 related to the acquisition of Fluorinov of $3,690, and a higher net foreign currency loss of $2,715 in 2017.

Research and Development

Components of research and development expenses for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
	$	$
Research and development programs excluding the below items	22,831	16,084
Salaries, fees and short-term benefits	7,969	6,256
Share-based compensation	2,911	3,192
Amortization of intangible assets	3,860	3,684
Change in fair value of contingent consideration	(1,158)	209
Depreciation of property and equipment	849	604
Tax credits	(127)	(240)
	37,135	29,789

The increase in research and development program expenses for the year ended December 31, 2017 over the prior year was due mainly to an increase in SIRPαFc clinical trial costs of $8,379, partially offset by lower bromodomain inhibitor and EGFR inhibitor program expenses of $1,393. Salaries, fees and short-term benefits increased in the year ended December 31, 2017 due to higher staffing and salaries compared to 2016. Share-based compensation and amortization of intangible assets were comparable to the prior year. The fair value measurement of contingent consideration decreased due mainly to the lessened probability of reaching the potential milestones and resulted in an expense reversal of $1,158 for the year ended December 31, 2017. Depreciation of property and equipment increased in the year ended December 31, 2017 due mainly to leasehold improvements and lab equipment purchased in 2016 and 2017 for our new leased facility.

General and Administrative

Components of general and administrative expenses for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
	$	$

General and administrative expenses excluding the below items	1,469	1,790
Salaries, fees and short-term benefits	2,038	1,824
Change in fair value of deferred share units	10	(178)
Share-based compensation	344	497
	3,861	3,933

General and administrative expenses for the years ended December 31, 2017 of $1,469 were lower due mainly to higher professional fees incurred in 2016 relating the acquisition of Fluorinov. Salaries, fees and short-term benefits increased in the year ended December 31, 2017 due mainly to higher administrative staffing.

Finance income and costs, foreign exchange gains and losses, and income taxes

Finance income for the year ended December 31, 2017 was higher than the prior year due mainly to higher cash and marketable security balances, and higher investment yields.

Finance costs for the year ended December 31, 2017 were comparable to the prior year periods.

The net foreign currency loss for each of the years ended December 31, 2017 and 2016 of $4,742 and $2,027, respectively, reflected a strengthening of the Canadian dollar versus the US dollar while holding net US dollar denominated assets.

We recorded a deferred tax recovery in the year ended December 31, 2016 related to the acquisition of Fluorinov of $3,690. There was no comparable amount in 2017.

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options, and from interest income on funds available for investment. Our primary capital needs are for funds to support our scientific research and development activities including staffing, facilities, manufacturing, preclinical studies, clinical trials, administrative costs and for working capital.

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

In June 2017, we completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, we sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of US $5.00 per share. The gross proceeds from this offering were $41,847 (US $30,998) before deducting offering expenses of $2,856.

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

In connection with the acquisition of Series II First Preferred Shares in this offering at the public offering price by an existing institutional shareholder, we entered into an investment agreement with such shareholder. The investment agreement provides this shareholder the right, but not the obligation, for so long as it beneficially owns at least 10% of the adjusted share capital of the Company, calculated on a fully-diluted basis, to nominate one person for election to our board of directors, subject to meeting applicable legal and stock exchange requirements and we have the obligation to appoint such director, whose term will run until the next annual meeting of shareholders. Thereafter, we are required to nominate such director to be a director at any meeting of shareholders called for the purposes of electing directors and to use commercially reasonable efforts to ensure that such director is elected to the board of directors, including soliciting proxies in support of his or her election and taking the same actions taken by us to ensure the election of the other nominees selected by the board of directors for election to the board of directors. In addition, until such time as the existing shareholder exercises its right to nominate a member of our board of directors, and so long as the existing shareholder’s nominee is not an employee, officer, director or limited partner of such shareholder, then such shareholder shall have the right, but not the obligation, to appoint an observer to our board of directors, who must be an employee, officer or director of such shareholder. The observer will have the right to receive notice of and attend the meetings of the board of directors, and will have the right to address the board of directors at any of its meetings, but will not have any right to vote at any meeting of the board of directors. In addition, we have agreed to provide this existing shareholder with certain registration rights in the event that such shareholder and its joint actors are deemed to be “affiliates” for purposes of applicable US securities laws.

In December 2017, we completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of US $8.50 per share yielding gross proceeds of $25,338 (US $19,975) before deducting offering expenses of $1,784.

On January 5, 2018, we filed a base shelf prospectus with the British Columbia, Alberta, Manitoba, Ontario and Nova Scotia securities commissions in Canada and a Form F-10 registration statement with the United States Securities and Exchange Commission, or SEC, that provides that we may sell under the prospectus from time to time over the following 25 months up to US $150,000, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, subscription receipts, or units comprising a combination of common shares, First Preferred shares and/or warrants.

On June 19, 2018 we filed a prospectus supplement to the base prospectus included in our US registration statement on Form F-10 declared effective on January 8, 2018. We also entered into a sales agreement with Cowen and Company, LLC, or the Agent, pursuant to which we may, at our discretion and from time to time during the term of the sales agreement, sell, through the Agent, acting as agent and/or principal, such number of common shares of Trillium as would result in aggregate gross proceeds to us of up to US $25,000. Sales of common shares through the Agent, acting as agent, will be made through “at the market” issuances on NASDAQ at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No common shares will be offered or sold on the TSX or any other trading markets in Canada.

Our cash and cash equivalents and marketable securities, and working capital at December 31, 2018 were $45,409 and $34,185, respectively compared to $81,791 and $68,900, respectively at December 31, 2017. The decrease in cash and cash equivalents and marketable securities was due mainly to cash used in operations of $39,295, net of an unrealized foreign exchange gain of $3,108. The decrease in working capital was due mainly to cash used in operations and a decrease to accounts payable and accrued liabilities due to timing of clinical trial related payments.

We are indebted to the Federal Economic Development Agency for Southern Ontario, or FedDev, under a non-interest bearing contribution agreement and are making monthly repayments of $10 through November 2019. As at December 31, 2018 and 2017, the balances repayable were $96 and $211 respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at December 31, 2018 and 2017, we had a deferred lease inducement of $375 and $407, respectively, for our facility lease. The inducement benefit is being recognized over the expected term of the lease.

As at December 31, 2018 and 2017, we had a long-term liability of $127 and $801, respectively, related to contingent consideration on the acquisition of Fluorinov. For the year ended December 31, 2018, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in an expense reduction of $674 which is included in research and development expenses.

Cash flows from operating activities

Cash used in operating activities increased to $39,295 for the year ended December 31, 2018, compared to $27,038 for the year ended December 31, 2017, due mainly to higher research and development costs and a decrease in accounts payable and accrued liabilities of $1,196 compared to an increase of $8,165 in the prior year, and by an unrealized foreign exchange gain of $3,108 compared to an unrealized loss of $3,748 in the prior year.

Cash flows from investing activities

Cash provided from investing activities totaled $30,632 for the year ended December 31, 2018, compared to cash used of $57,465 for the year ended December 31, 2017. The change was due to the maturities of marketable securities in the year ended December 31, 2018 compared to purchases of marketable securities in the prior year.

Cash flows from financing activities

Cash used in financing activities totaled $115 for the year ended December 31, 2018, compared to cash provided by financing activities of $62,575 for the year ended December 31, 2017. The decrease was due to an underwritten public offering of common shares and non-voting convertible preferred shares in June 2017 and financing activity in December 2017.

December 31, 2017 Compared to December 31, 2016

Our cash and cash equivalents and marketable securities, and working capital at December 31, 2017 were $81,791 and $68,900, respectively compared to $50,473 and $45,486, respectively at December 31, 2016. The increase in cash and cash equivalents and marketable securities, and working capital was due mainly to the June and December 2017 financings raising net proceeds of $62,526 partially offset by cash used in operations of approximately $27,038 and an unrealized foreign exchange loss of $3,748. Accounts payable and accrued liabilities as at December 31, 2017 of $14,092 were higher than the balance of $5,513 at December 31, 2016 due mainly to timing of payments related to our clinical trials.

We are indebted to the Federal Economic Development Agency for Southern Ontario, or FedDev, under a non-interest bearing contribution agreement and are making monthly repayments of $10 through November 2019. As at December 31, 2017 and 2016, the balance repayable was $211 and $335 respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at December 31, 2017 and 2016, we had a deferred lease inducement of $407 and $438, respectively, for our facility lease. The inducement benefit is being recognized over the expected term of the lease.

As at December 31, 2017 and 2016, we had a long-term liability of $801 and $1,959, respectively, related to contingent consideration on the acquisition of Fluorinov. For the year ended December 31, 2017, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in an expense reversal of $1,158 which is included in research and development expenses.

Cash flows from operating activities

Cash used in operating activities increased to $27,038 for the year ended December 31, 2017, compared to $22,852 for the year ended December 31, 2016, due mainly to higher research and development expenses, partially offset by a higher accounts payable balance.

Cash flows from investing activities

Cash used in investing activities totaled $57,465 for the year ended December 31, 2017, compared to $12,541 for the year ended December 31, 2016. The increase was due to the purchase of marketable securities in 2017. Cash used for investment activities in 2016 related mainly to the purchase of Fluorinov.

Cash flows from financing activities

Cash provided by financing activities totaled $62,575 for the year ended December 31, 2017, compared to cash provided by financing activities of $344 for the year ended December 31, 2016. The increase was due mainly to the cash proceeds raised in the June 2017 and December 2017 financings.

C. Research and Development, Patents and Licenses, etc.

During 2016 and 2015, most of our resources were focused on the development of our SIRPαFc program. For the year ended December 31, 2018, SIRPαFc research and development costs were higher than the prior year due to higher clinical trial expenses with three active phase 1 clinical trials and the amendment to the SIRPαFc license agreement, partially offset by lower SIRPαFc manufacturing and reduced activity relating to academic collaboration. Small molecule program expenses were lower than the prior year as we completed most of our targeted preclinical development studies for the bromodomain and EGFR inhibitors in 2017, while 2018 activities were focused on our immuno-oncology discovery programs.

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

The net losses for the first and second quarters of 2017 were higher due to higher personnel costs, SIRPαFc clinical trial costs, and preclinical work on the bromodomain inhibitor and EGFR inhibitor programs. The net loss for the third and fourth quarters of 2017 reflected continued focus on the SIRPαFc development program, and lower small molecule expenses relative to the first and second quarters of 2017. The decrease in net loss in the first quarter of 2018 reflected a higher net foreign currency gain. The increase in net loss in the second quarter of 2018 reflected higher clinical development expenses and the license agreement amendment payment, partially offset by a net foreign currency gain. The increase in net loss in the third quarter of 2018 reflected higher clinical development costs. The decrease in net loss in the fourth quarter of 2018 was mainly due to a net foreign currency gain and change in fair value of deferred share units.

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

Under the license agreement for SIRPαFc, we have future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 clinical trials respectively, and regulatory milestones on their first achievement totaling $5,000, and low single digit royalties payable on net sales.

Under two agreements with Catalent pursuant to which we acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs, we have future contingent milestones on pre-marketing approval of up to US $875 and aggregate sales milestone payments of up to US $28,750 for each agreement.

In connection with our acquisition of all the outstanding shares of Fluorinov, we are obligated to pay up to $35,000 of additional future payments that are contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. We will also have an obligation to pay royalty payments on future sales of such compounds.

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

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at December 31, 2018:

Contractual Obligations(1)(2)	Payments due by period ($)
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations(3)	105	105	-	-	-
Operating Lease Obligations(4)	1,982	398	830	708	46
Purchase Obligations(5)	30,694	23,308	7,290	96	-
Other Long-Term Liabilities Reflected on our Balance Sheet(6)	467	340	-	-	127
Total	33,248	24,151	8,120	804	173

Notes:

(1)	Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at December 31, 2018.
(2)	Contingent milestones under the SIRPαFc license agreement and the Catalent expression system agreements are not included in the above table.
(3)	Amounts due to FedDev repayable in equal monthly installments of $10 through November 2019.
(4)	Includes operating lease obligations for laboratory and office facilities.
(5)

Purchase obligations include all non-cancellable contracts, and all cancellable contracts with $100 or greater remaining committed at the period end including agreements related to the conduct of our clinical trials, preclinical studies and manufacturing activities.

(6)	Includes $127 of contingent consideration related to potential future payments of up to $35,000 based on the achievement of clinical and regulatory milestones with an existing Fluorinov compound.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

A. Directors and Senior Management

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our Directors and senior management:

Name Present Office Held	Position Held Since	Principal Business Activities and Other Principal Directorships
Luke Beshar Director(1)	March 10, 2014	Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015. Mr. Beshar also sits on the boards of REGENXBIO Inc. and ArTara Therapeutics, Inc.
Robert Kirkman Director (1) (3)	December 17, 2013	Dr. Kirkman was President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.
Michael Moore Director (2) (3)	April 9, 2013	Dr. Moore was the Founder Chair of MISSION Therapeutics Ltd., where he still serves as a director, and was a director of PsiOxus Therapeutics, from which he retired in 2017. He was the Chair of Trillium Therapeutics Inc. (private) from 2004-2013. From 2003-2008, Dr. Moore was the Chief Executive Officer and director of Piramed Ltd., a UK-based oncology company acquired by Roche.
Thomas Reynolds Director (2)(3)	March 10, 2014	Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.
Calvin Stiller Director, Chair of the Board	July 18, 2011	Dr. Stiller is the Chair Emeritus of the Ontario Institute for Cancer Research, Director Emeritus of MaRS Discovery District, and Professor Emeritus at Western University. Dr. Stiller also sits on the board of Revera Corporation and Smarter Alloys Inc.

Helen Tayton- Martin Director(1) (2)	October 1, 2017	Dr. Tayton-Martin is the Chief Business Officer at Adaptimmune Therapeutics since March 2017, a biotechnology company focused on cancer immunotherapy and a leader in T-cell therapy. Dr. Tayton-Martin co-founded Adaptimmune from the former company, Avidex Limited, and served as its Chief Operating Officer from 2008 to March 2017.
Niclas Stiernholm President and Chief Executive Officer, Director	Director since July 18, 2011; President and CEO since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the Chief Executive Officer of Trillium Therapeutics Inc. (private) since 2002. He joined Trillium from YM BioSciences Inc. where he was Executive Vice President and Chief Scientific Officer. Mr. Stiernholm also sits on the board of Vasomune Therapeutics Inc.

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

Yaping Shou Chief Medical Officer	April 23, 2018

Dr. Shou is the Chief Medical Officer of Trillium since April 23, 2018. She most recently served as Executive Medical Director at Takeda Pharmaceuticals, where she also held several other clinical leadership positions over the past seven years. Prior to joining Takeda, Dr. Shou held several clinical oncology positions at Novartis Pharmaceuticals and GlaxoSmithKline.

As Chief Medical Officer, Dr. Shou is responsible for the design and execution of our clinical and regulatory strategy.

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

He obtained his bachelor's degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

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

Dr. Michael Moore - Director

Dr. Moore was the Founder Chair of MISSION Therapeutics Limited, a UK drug discovery company targeting deubiquitinating enzymes for multiple disease indications. He also holds non-executive positions with UK biopharmaceutical companies including PsiOxus Therapeutics Limited, of which he was Founding Chairman, and Chronos Therapeutics Limited. From 2004-2013, Dr. Moore was non-executive Chair of Trillium Therapeutics Inc. (private) and from 2003-2008 Chief Executive Officer of Piramed Limited, a UK-based biotechnology company targeting the PI 3-kinase superfamily, which was acquired by Roche in 2008. Prior to Piramed, Dr. Moore held progressive positions at Xenova Group plc (1988-2003), including Research Director and Chief Scientific Officer. Dr. Moore’s academic career included a tenured appointment at the Paterson Institute for Cancer Research (1980) and the University of Manchester Medical School where he was Honorary Reader in immunology and oncology (1986). Dr. Moore received PhD and DSc degrees from the University of Nottingham (a member of the Russell Group).

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

Dr. Calvin Stiller - Director, Chair of the Board of Directors

Dr. Stiller is a Member of the Order of Canada and the Order of Ontario, was the recipient of the Canada Gairdner Wightman Award in 2011 (awarded to a Canadian who has demonstrated outstanding leadership in medicine and medical science) and was inducted into the Canadian Medical Hall of Fame in 2010. Dr. Stiller is Chair Emeritus of the Ontario Institute for Cancer Research, the former chair of Genome Canada and is Professor Emeritus in the Departments of Medicine, and Immunology and Bacteriology at the University of Western Ontario. Dr. Stiller founded the J. Allyn Taylor International Prize in Medicine, co-founded the Medical and Related Sciences Research District, or MaRS, was the Chair of the Ontario Research and Development Challenge Fund Board and was the co-founder of four venture capital funds of over $500,000. He serves on the boards of a number of private and public companies, was founding Chair of Trillium Therapeutics Inc. (private) and was chair of Verio Therapeutics, a Canadian stem cell company that was acquired in 2010 by Fate Corporation, a California-based regeneration company. Together with Robert Klein (the founder of the California Institute of Regenerative Medicine, a state agency responsible for granting approximately $3,000,000 in stem cell research funding), he co-founded the Cancer Stem Cell Initiative, a Canada-California consortium that has been productive in the search for and identification of cancer stem cells. He serves on the board of Revera Corporation, one of the nation’s largest seniors' accommodation, health and long-term care and services companies.

Dr. Helen Tayton-Martin - Director

Dr. Tayton-Martin, Chief Business Officer at Adaptimmune, has over 25 years of experience working within the pharma, biotech and consulting environment in disciplines across preclinical and clinical development, outsourcing, strategic planning, due diligence, and business development. She co-founded Adaptimmune from the former company, Avidex Limited, where she had been responsible for commercial development of the soluble TCR program in cancer and HIV therapy from 2005 to 2008. Dr. Tayton-Martin transitioned to become Adaptimmune’s Chief Business Officer in March 2017, having served as its Chief Operating Officer since 2008, a role in which she oversaw the transition of all operations in the company from 5 to 300 staff, through transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its NASDAQ IPO.

Dr. Niclas Stiernholm - President and Chief Executive Officer, Director

Dr. Stiernholm became the President and Chief Executive Officer on our merger with Trillium Therapeutics Inc. (private) in April 2013. Previously, as Chief Executive Officer of Trillium Therapeutics Inc. (private) since 2002, Dr. Stiernholm spearheaded the in-licensing of our development technologies, raised over $23,000 in venture capital financing, and raised non-dilutive funding from several out-licensing transactions with pharmaceutical partners. Dr. Stiernholm joined Trillium Therapeutics Inc. (private) from YM BioSciences where he was Executive Vice President and Chief Scientific Officer. While there, he played a significant role in the success of their Initial Public Offering in 2002. Dr. Stiernholm began his industry career as a member of Allelix Biopharmaceuticals' business development office. He currently serves on the board of Vasomune Therapeutics. He received his Ph.D. in Immunology from the University of Toronto, where he also completed his postdoctoral training.

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

Dr. Yaping Shou – Chief Medical Officer

Dr. Shou joined Trillium as Chief Medical Officer on April 23, 2018. Dr. Shou is responsible for the design and execution of our clinical and regulatory strategy. She has more than 18 years of industry experience spanning clinical development and translational medicine, with a strong focus in oncology. She most recently served as Executive Medical Director at Takeda Pharmaceuticals, where she also held several other clinical leadership positions over the past seven years. Prior to joining Takeda, Dr. Shou held several clinical oncology positions at Novartis Pharmaceuticals and GlaxoSmithKline. She has contributed to the approval of several targeted therapies for oncology. She received her MD degree from Zhejiang University School of Medicine, and her PhD degree from Drexel University College of Medicine and the University of Pennsylvania. Dr. Shou also conducted postdoctoral studies in the Genetics Branch at the National Cancer Institute.

Family Relationships

There are no family relationships among our directors and senior management.

Other Arrangements

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the year ended December 31, 2018, our directors and members of our administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Salary/ Fees earned ($)	Share- based awards ($)(1)	Option- based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Total ($)
Niclas Stiernholm(4) President & Chief Executive Officer and Director	492	Nil	1,023	141	1,656
Robert Uger Chief Scientific Officer	350	Nil	421	70	841
Yaping Shou(5) Chief Medical Officer	346	Nil	1,334	45	1,725
James Parsons Chief Financial Officer	325	Nil	376	65	766
Penka Petrova Chief Development Officer	325	Nil	376	65	766
Luke Beshar Director	56	124	Nil	Nil	180
Henry Friesen Director	22	38	Nil	Nil	60
Robert Kirkman Director	53	124	Nil	Nil	177
Michael Moore Director	50	124	Nil	Nil	174
Thomas Reynolds Director	55	124	Nil	Nil	179
Calvin Stiller Director, Chair	80	124	Nil	Nil	204
Helen Tayton-Martin Director	52	124	Nil	Nil	176

Notes:

(1)

The amounts in this column represent the grant date fair value of the DSUs awarded to directors during fiscal year 2018 pursuant to the 2016 Cash-Settled DSU Plan. The grant date fair value is the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. This methodology represents management’s best estimate of fair value at the grant date.

(2)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions for 2018: expected life of 6 years; risk free rate of 2.43%; dividend yield of 0; and expected volatility of 82%.

(3)	These payments reflect cash bonuses on the achievement of the annual corporate objectives for that calendar year.
(4)	Dr. Stiernholm was not compensated as a director.
(5)

Dr. Shou joined the Corporation on June 11, 2018 with an annual salary of US $400. Her compensation was paid in US dollars and has been converted to Canadian dollars using an average exchange rate of US$1 = Cdn$1.3193 for 2018.

Employment Agreements

Niclas Stiernholm

Effective February 11, 2016, we entered into a new employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $450 and participation in our short-term incentive plan and stock option plan. Dr. Stiernholm’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 18 months or one month per year of completed service (capped at 24 months) for termination without cause. If Dr. Stiernholm terminates his employment within one year of a change of control, he is entitled to severance of 20 months of base salary, plus a bonus equal to the average annual bonus of the past three years. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Stiernholm’s employment is terminated without cause or Dr. Stiernholm resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Stiernholm in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $1,093. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental severance, plus in the money value of accelerated vesting of stock options granted prior to November 9, 2016, is $121.

Dr. Stiernholm’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Robert Uger

Effective February 11, 2016, we entered into a new employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of $320 and participation in our short-term incentive plan and stock option plan. Dr. Uger’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Uger’s employment is terminated without cause or Dr. Uger resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Uger in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $616.

Dr. Uger’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Yaping Shou

Effective April 23, 2018, we entered into an employment agreement with Yaping Shou which has an indefinite term and provides for her employment as Chief Medical Officer. The agreement provides for an annual base salary of US$400, signing bonus of US$50, retention bonus of US$150 and participation in our short-term incentive plan and stock option plan. Dr. Shou’s agreement provides for continuation of her salary for 6 months for termination without cause. The estimated additional payment to Dr. Shou in the case of termination without cause, assuming that a termination took place on December 31, 2018 is US$173.

Dr. Shou’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

James Parsons

Effective February 11, 2016, we entered into a new employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of $275 and participation in our short-term incentive plan and stock option plan. Mr. Parsons’ agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Mr. Parsons’ employment is terminated without cause or Mr. Parsons resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Mr. Parsons in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $428.

Mr. Parsons’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Penka Petrova

Effective February 11, 2016, we entered into a new employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Chief Development Officer. The agreement provides for an annual base salary of $275 and participation in our short term incentive plan and stock option plan. Dr. Petrova’s agreement provides for continuation of her salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Petrova’s employment is terminated without cause or Dr. Petrova resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Petrova in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $546.

Dr. Petrova’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information, (ii) non-competition during, and 12 months after, employment, and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Entitlements under Stock Option Plan

Pursuant to the 2018 Stock Option Plan (as defined below), upon retirement, resignation or termination without cause, the optionholder will have the right, until the earlier of (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the participant’s employment contract) following the Termination Date, and (ii) the normal expiry date of the stock option rights of such participant, to exercise all stock options to the extent they were exercisable on the Termination Date.

In addition, the 2018 Stock Option Plan provides that any unvested stock options granted thereunder will be subject to “double trigger” vesting upon a Change of Control, as set out in the 2018 Stock Option Plan. Notwithstanding the foregoing, the Board has determined that the “single trigger” vesting provisions of the 2014 Stock Option Plan (as defined below) will continue to apply in respect of 927,834 stock options granted by us prior to November 18, 2015. See “Item 6.D. Stock Option Plan.”

Stock Option Plan

We have adopted a stock option plan, or the 2018 Stock Option Plan, that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2018 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire Common Shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us. As at December 31, 2018, pursuant to the 2018 Stock Option Plan, we were entitled to issue 3,894,501 options.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Stock Option Plan, which is attached as an exhibit to this Form 20-F. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2018 Stock Option Plan.

Administration by the Board of Directors

The 2018 Stock Option Plan is administered by our Board, which has final authority and discretion, subject to the express provisions of the 2018 Stock Option Plan, to interpret the 2018 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2018 Stock Option Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted, or the Exchange Rules, including the TSX and NASDAQ. This includes the discretion of our Board to decide who will participate in the 2018 Stock Option Plan, including directors, officers, employees or consultants, each a Participant. Our Board also has authority to delegate its duties to the compensation committee.

Expiry

Stock options granted under the 2018 Stock Option Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board. In addition, notwithstanding the expiration date applicable to any stock option, if a stock option would otherwise expire during or immediately after a Blackout Period (as defined in the 2018 Stock Option Plan), then the expiration date of such stock option shall be the 10th business day following the expiration of the Blackout Period.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or NASDAQ, as specified by the committee in the option award on the trading day immediately preceding the date of grant.

Maximum Limit

The 2018 Stock Option Plan is a fixed stock option plan, meaning that the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the 2018 Stock Option Plan is fixed and cannot be changed without shareholder approval. The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the 2018 Stock Option Plan at any time, plus the number of Common Shares reserved for issuance under outstanding options otherwise granted by us shall not exceed 3,894,501 Common Shares.

Any exercise of stock options will not make new grants available under the 2018 Stock Option Plan. However, if stock options granted to an individual under the 2018 Stock Option Plan in respect of certain Common Shares expire or terminate for any reason with or without having been exercised, such Common Shares may be made available for other stock options to be granted under the 2018 Stock Option Plan.

Insider Participation Limits

The aggregate number of Common Shares issued to “reporting insiders” (as such term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions) under the 2018 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan, or the 2014 Equity DSU Plan) within a one-year period, may not at any time exceed 10% of the combined total number of Common Shares issued and outstanding (on a non-diluted basis) and the total number of Common Shares into which the outstanding preferred shares may be converted.

In no event shall stock options be granted to an individual to purchase in excess of 5% of the total of the number of then issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares in any 12 month period.

In addition, no stock options shall be granted to any Participant that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the 2018 Stock Option Plan, or any other security-based compensation arrangement, exceeding 1% of the issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares; or (ii) an annual grant per non-employee director exceeding $100 worth of options.

Amendment Provisions

Our Board has the discretion to make amendments to the 2018 Stock Option Plan and any stock options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

  minor changes of a “housekeeping” nature;
  amending stock options under the 2018 Stock Option Plan, including with respect to the stock option period (provided that the period during which a stock option is exercisable does not exceed ten years from the date the stock option is granted and does not deal with an extension of such stock option period), vesting period, exercise method and frequency and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;
  changing the class of Participants eligible to participate under the 2018 Stock Option Plan;
  changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of Common Shares under the 2018 Stock Option Plan; and
  adding a cashless exercise feature, payable in cash or securities, provided that a cashless exercise will result in a full deduction of the number of underlying Common Shares from the 2018 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2018 Stock Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2018 Stock Option Plan; (iii) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (iv) any amendment which would permit Options granted under the 2018 Stock Option Plan to be transferable or assignable other than as set forth in Section 5(d) of the 2018 Stock Option Plan and for normal estate settlement purposes, (v) the addition of any form of financial assistance, (vi) any amendment to a financial assistance provision that is more favourable to participants, (vii) any amendment to the insider participation limits set forth in Section 3(ii), and (viii) of the 2018 Stock Option Plan any reduction in the exercise price or extension of the stock option period (other than as a result of a Blackout Period extension), in addition to such other matters that may require shareholder approval under the Exchange Rules.

Termination, Resignation, Death, etc.

Stock options granted under the 2018 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Stock options granted under the plan terminate immediately if a Participant is dismissed with cause.

If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination without cause, such Participant shall have the right until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the Participant’s employment contract) following the Participant’s last day of active employment, or the Termination Date, which shall not include any period of statutory or reasonable notice or any period of deemed employment or salary continuance; and (ii) the normal expiry date of the stock option rights of such Participant, to exercise the stock options under the 2018 Stock Option Plan with respect to all optioned Common Shares of such Participant to the extent that they were exercisable on the Termination Date.

If a Participant dies, his options may be exercised by his legal representatives until the earlier of (i) one year after the death of the Participant; and (ii) the normal expiry date of the options of such Participant.

If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, such Participant shall have the right until the earlier of: (i) 180 days following the Termination Date; and (ii) the normal expiry date of the option rights of such Participant, to exercise such Participant’s options under the 2018 Stock Option Plan with respect to all Common Shares of such Participant to the extent they were exercisable on the Termination Date.

Upon expiry of the prescribed period described above, all unexercised options shall immediately terminate.

Change of Control

In the event of a Change of Control (as such term is defined in the 2018 Stock Option Plan), any surviving, successor or acquiring entity will assume any outstanding stock options or will substitute similar awards for the outstanding stock options. If the surviving, successor or acquiring entity does not assume the outstanding stock options or substitute similar awards for the outstanding stock options, or if the Board otherwise determines in its sole discretion, we will give written notice to all Participants advising that the 2018 Stock Option Plan will be terminated effective immediately prior to the Change of Control and all stock options will be deemed to be vested stock options and may make provision for the exercise of stock options and tender of Common Shares in connection with the Change of Control and may otherwise make provision for the cash out or termination of stock options that are not exercised within a specified period of time.

Termination without Cause Following a Change of Control

The 2018 Stock Option Plan provides that, notwithstanding anything in the 2018 Stock Option Plan to the contrary, if the employment of a Participant is terminated by us (or our successor, if applicable) without cause or if the Participant resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (as such term is defined in the 2018 Stock Option Plan), all of the Participant’s stock options will vest immediately prior to the Termination Date. All vested options may be exercised until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion) following the Termination Date; or (ii) the normal expiry date of the option rights of such Participant. Upon the expiration of such period, all unexercised options shall immediately terminate. These are also known as “double trigger” vesting provisions.

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

All DSUs currently issued and outstanding will be settled in cash only and will be governed by the terms and conditions of the 2016 Cash-Settled DSU Plan.

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

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the Fair Market Value as at the last trading day before the date the Awarded Amount is declared by our Board. The “Fair Market Value” of the Common Shares is equal to the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date the Awarded Amount is declared by our Board.

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

Death of an Eligible Participant

In the event of the death of an Eligible Person prior to the settlement of the DSUs credited to his her own account, (i) all unvested DSUs shall automatically vest in full; and (ii) we will, as soon as reasonably practicable and any event not later than 60 days following the Eligible Person's death, cause to be delivered to the legal representatives of the Eligible Person, the cash payment such Eligible Person would otherwise have been entitled to if the Eligible Person had Terminated Service.

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

C. Board Practices

Term of Office

The term of office of directors expires annually at the time of the annual meeting. The directors were elected at the annual meeting of shareholders on June 1, 2018. The term of office of the officers expires at the discretion of the directors.

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

Audit Committee

Our Audit Committee is comprised of a minimum of three members, each of whom, in the determination of the Board of Directors, satisfies the independence, financial literacy and experience requirements of applicable US and Canadian securities laws, rules and guidelines (including, without limitation, National Instrument 52-110 - Audit Committees, or NI 52-110), any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

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
  each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and
  at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the US Securities Act of 1933, as amended.

Our Audit Committee members are Mr. Luke Beshar (Chair), Dr. Helen Tayton-Martin and Dr. Robert Kirkman each of whom is a non-executive member of our Board of Directors. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. The Board of Directors has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC. For a description of the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member, see Item “6.A. - Summary of Business Experience and Functions within the Company”.

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

Our Corporate Governance and Nomination Committee members are Dr. Thomas Reynolds (Chair), Dr. Michael Moore and Dr. Helen Tayton-Martin. Our Board has determined that each member of our Corporate Governance and Nomination Committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our Compensation Committee shall be composed of at least two members of the Board, all of whom are considered “independent” of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our Compensation Committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

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

D. Employees

As at December 31, 2018, we had sixty full-time employees including five senior management, forty-six research and development staff and nine finance and administrative staff. Fifty-eight employees are located at our head office and lab facilities in Toronto, Ontario, Canada and two employees are located in the United States.

We also use consultants and outside contractors to carry on many of our activities, including preclinical testing and validation, formulation, assay development, manufacturing, clinical and regulatory affairs, toxicology and clinical trials.

As at December 31, 2017, we had fifty-nine full-time employees including five senior management, forty-eight research and development staff and six finance and administrative staff. Fifty-seven employees were located at our head office and lab facilities in Toronto, Ontario, Canada and two employees were located in the United States.

During 2016, we had forty-seven full-time employees including five senior management, thirty-six research and development staff and six finance and administrative staff.

E. Share Ownership

As at March 11, 2019, our directors and senior management beneficially owned the following common shares of our Company:

Name and Office Held	Number of Common Shares	% of Class(1)
Niclas Stiernholm President & Chief Executive Officer and Director	15,000	0.10
Robert Uger Chief Scientific Officer	Nil	n/a
James Parsons Chief Financial Officer	Nil	n/a
Penka Petrova Chief Development Officer	Nil	n/a
Yaping Shou Chief Medical Officer	Nil	n/a
Luke Beshar Director	Nil	n/a
Helen Tayton-Martin Director	Nil	n/a
Robert Kirkman Director	Nil	n/a
Michael Moore Director	Nil	n/a
Thomas Reynolds Director	Nil	n/a
Calvin Stiller(2) Director, Chair	40,000	0.27

Notes:

(1)	Based on 14,688,831 common shares issued and outstanding as at December 31, 2018.
(2)	Total of direct, indirect and other holdings where Dr. Stiller exercises control or direction.

The following table sets forth the outstanding option-based awards outstanding for each of our directors and officers as at March 11, 2019:

Name and Office Held	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price per option ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)
Niclas Stiernholm President & Chief Executive Officer and Director	42,505 159,768 134,849 94,094 94,094 57,023 100,000 340,000	7.50 10.35 8.34 19.33 13.98 9.20 12.22 4.23	Apr 8, 2023 Apr 27, 2024 May 27, 2024 Nov 19, 2025 May 27, 2026 Nov 9, 2026 Nov 9, 2027 Nov 8, 2028	Nil Nil Nil Nil Nil Nil Nil Nil
Robert Uger Chief Scientific Officer	8,501 42,066 33,713 29,073 29,073 20,911 28,049 140,000	7.50 10.35 8.34 19.33 13.98 9.20 12.22 4.23	Apr 8, 2023 Apr 27, 2024 May 27, 2024 Nov 19, 2025 May 27, 2026 Nov 9, 2026 Nov 9, 2027 Nov 8, 2028	Nil Nil Nil Nil Nil Nil Nil Nil
James Parsons Chief Financial Officer	4,250 36,204 26,970 30,171 30,171 14,266 24,390 125,000	7.50 10.35 8.34 19.33 13.98 9.20 12.22 4.23	Apr 8, 2023 Apr 27, 2024 May 27, 2024 Nov 19, 2025 May 27, 2026 Nov 9, 2026 Nov 9, 2027 Nov 8, 2028	Nil Nil Nil Nil Nil Nil Nil Nil
Penka Petrova Chief Development Officer	4,250 26,089 20,226 38,808 38,808 13,851 24,390 125,000	7.50 10.35 8.34 19.33 13.98 9.20 12.22 4.23	Apr 8, 2023 Apr 27, 2024 May 27, 2024 Nov 19, 2025 May 27, 2026 Nov 9, 2026 Nov 9, 2027 Nov 8, 2028	Nil Nil Nil Nil Nil Nil Nil Nil
Yaping Shou Chief Medical Officer	200,000 70,000	7.90 4.23	July 3, 2028 Nov 8, 2028	Nil Nil
Luke Beshar Director	6,667	18.90	Mar 6, 2024	Nil
Henry Friesen Director	4,500	7.50	Apr 8, 2023	Nil
Robert Kirkman Director	6,667	15.30	Jan 29, 2024	Nil

Michael Moore Director	4,000	7.50	Apr 8, 2023	Nil
Thomas Reynolds Director	6,667	18.90	Mar 6, 2024	Nil
Calvin Stiller Director, Chair	4,000	7.50	Apr 8, 2023	Nil
Helen Tayton-Martin Director	Nil	Nil	Nil	Nil

Notes:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2018 has been determined based on the excess of the closing price on December 31, 2018 of the Common Shares on the TSX of $2.35 per common share over the exercise price of such options.

Our employees are eligible to participate in the 2016 Stock Option Plan. A summary of the Stock Option Plan is given under the heading “Item 6.B. – Stock Option Plan”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying 5% or more of the voting rights attached to any class of voting securities of ours as at March 11, 2019, except as follows. The information with respect to ownership of our common shares is given based on information reported in such shareholder's Schedule 13D or Schedule 13G, and if no Schedule 13D or Schedule 13G was filed, based on information provided to us by the shareholders:

Shareholders	# of Common Shares	% of Total Outstanding Common Shares
Matrix Capital Management Master Fund, LP	2,288,560	10.8%
Growth Equity Opportunities Fund V, LLC	2,100,000	9.9%
Empery Asset Management	2,000,000	9.4%

All shareholders have the same voting rights.

As at March 11, 2019, approximately 81% of common shares and 100% of Series I and Series II First Preferred shares were held by shareholders in the United States. As at March 11, 2019, there were 76 record holders in the United States.

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

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this annual report:

  audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.
  audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

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

B. Significant Changes

We are not aware of any significant change that has occurred since December 31, 2018 included in this Form 20-F and that has not been disclosed elsewhere in this Form 20-F.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Incorporation

On November 7, 2013 we were continued, and we became a corporation subsisting, under the Business Corporations Act (Ontario), or OBCA. Our Ontario corporation number is 1968023 and our business number is 892854894. A copy of our articles of incorporation has been filed as an exhibit to this Form 20-F.

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

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board of Directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board of Directors or shareholders, and a director interested in a contract or transaction so referred to our Board of Directors shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director's remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

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

Differences in Corporate Law

We are governed by the OBCA, which is generally similar to laws applicable to United States corporations. Significant differences between the OBCA and the Delaware General Corporate Law, or the DGCL, which governs companies incorporated in the State of Delaware, include the following:

Number and Election of Directors

Delaware	Ontario
Under the DGCL, the board of directors must consist of	Under the OBCA, the board of directors must consist of
at least one member. The number of directors shall be	at least three members so long as Trillium remains an
fixed by the bylaws of the corporation, unless the	"offering corporation" for purposes of the OBCA, which
certificate of incorporation fixes the number of directors,	includes a corporation whose securities are listed on a
in which case a change in the number of directors shall	recognized stock exchange such as the NASDAQ or
only be made by an amendment of the certificate of	TSX. Under the OBCA, the shareholders of a
incorporation. Under the DGCL, directors are elected at	corporation elect directors by ordinary resolution at each
annual stockholder meetings by plurality vote of the	annual meeting of shareholders at which such an election
stockholders, unless a shareholder- adopted bylaw	is required.
prescribes a different required vote.

Removal of Directors

Delaware	Ontario
Under the DGCL, any or all directors may be removed	Under the OBCA, the shareholders of a corporation may,
with or without cause by the holders of a majority of	by resolution passed by a majority of the vote cast
shares entitled to vote at an election of directors unless	thereon at a meeting of shareholders, remove a director
the certificate of incorporation otherwise provides or in	and may elect any qualified person to fill the resulting
certain other circumstances if the corporation has	vacancy.
cumulative voting.

Vacancies on the Board of Directors

Delaware	Ontario
Under the DGCL, vacancies and newly created	Under the OBCA, vacancies that exist on the board of
directorships resulting from an increase in the authorized	directors may generally be filled by the board if the
number of directors, may be filled by a majority of the	remaining directors constitute a quorum. In the absence
directors then in office, although less than a quorum, or	of a quorum, the remaining directors shall call a meeting
by a sole remaining director.	of shareholders to fill the vacancy.

Board of Director Quorum and Vote Requirements

Delaware	Ontario
Under the DGCL, a majority of the total number of	Under the OBCA, subject to an Ontario corporation's
directors shall constitute a quorum for the transaction of	articles or bylaws, a majority of the number of directors
business unless the certificate or bylaws require a greater	or minimum number of directors required by the articles
number. The bylaws may lower the number required for	constitutes a quorum at any meeting of directors, but in
a quorum to one-third the number of directors, but no	no case shall a quorum be less than two-fifths of the
less.	number of directors or minimum number of directors, as
the case may be. Where a corporation has fewer than
three directors, all directors must directors must be
present at any meeting to constitute a quorum.

Under the DGCL, the board of directors may take action	Under the OBCA, subject to an Ontario corporation's
by the majority vote of the directors present at a meeting	articles or bylaws, where there is a vacancy or vacancies
at which a quorum is present unless the certificate of	in the board of directors, the remaining directors may
incorporation or bylaws require a greater vote.	exercise all the powers of the board so long as a quorum
of the board remains in office.

Transactions with Directors and Officers

Delaware	Ontario
The DGCL generally provides that no transaction	The OBCA requires that a director or officer of a
between a corporation and one or more of its directors or	corporation who is: (i) a party to a material contract or
officers, or between a corporation and any other	transaction or proposed material contract or transaction
corporation or other organization in which one or more	with the corporation; or (ii) a director or an officer of, or
of its directors or officers, are directors or officers, or	has a material interest in, any person who is a party to a
have a financial interest, shall be void or voidable solely	material contract to or transaction or proposed material
for this reason, or solely because the director or officer is	contract or transaction with the corporation shall disclose
present at or participates in the meeting of the board or	in writing to the corporation or request to have entered in
committee which authorizes the transaction, or solely	the minutes of meetings of directors the nature and
because any such director's or officer's votes are counted	extent of his or her interest. An interested director is
for such purpose, if (i) the material facts as to the	prohibited from attending the part of the meeting during
director's or officer's interest and as to the transaction are	which the contract or transaction is discussed and is
known to the board of directors or the committee, and	prohibited from voting on a resolution to approve the
the board or committee in good faith authorizes the	contract or transaction except in specific circumstances,

transaction by the affirmative votes of a majority of the	such as a contract or transaction relating primarily to his
disinterested directors, even though the disinterested	or her remuneration as a director, a contract or
directors be less than a quorum (ii) the material facts as	transaction for indemnification or liability insurance of
to the director's or officer's interest and as to the	the director, or a contract or transaction with an affiliate
transaction are disclosed or are known to the	of the corporation. If a director or officer has disclosed
stockholders entitled to vote thereon, and the transaction	his or her interest in accordance with the OBCA and the
is specifically approved in good faith by vote of the	contract or transaction was reasonable and fair to the
stockholders; or (iii) the transaction is fair as to the	corporation at the time it was approved, the director or
corporation as of the time it is authorized, approved or	officer is not accountable to the corporation or its
ratified, by the board of directors, a committee or the	shareholders for any profit or gain realized from the
stockholders.	contract or transaction and the contract or transaction is
neither void nor voidable by reason only of the interest
of the director or officer or that the director is present at or is counted to determine the presence of a quorum at
the meeting of directors that authorized the contract or
transaction.

The OBCA further provides that even if a director or
officer does not disclose his or her interest in accordance
with the OBCA, or (in the case of a director) votes in
respect of a resolution on a contract or transaction in
which he or she is interested contrary to the OBCA, if
the director or officer acted honestly and in good faith
and the contract or transaction was reasonable and fair to
the corporation at the time it was approved, the director
or officer is not accountable to the corporation or to its
shareholders for any profit or gain realized from the
contract or transaction by reason only of his or her
holding the office of the director or officer and
the contract or transaction is not by reason only of the
director's or officer's interest therein void or voidable, if the contract or transaction has been confirmed or
approved by the shareholders by special resolution, on
the basis of disclosure in reasonable detail of the nature
and extent of the director's or officer's interest in the
notice of meeting or management information circular.

Limitation on Liability of Directors

Delaware	Ontario
The DGCL permits a corporation to include a provision	The OBCA does not permit the limitation of a director's
in its certificate of incorporation eliminating or limiting	liability as the DGCL does.
the personal liability of a director to the corporation or
its stockholders for monetary damages for a breach of
the director's fiduciary duty as a director, except for
liability:

•	for breach of the director's duty of loyalty to the
corporation or its stockholders;
•	for acts or omissions not in good faith or which
involve intentional misconduct or a knowing
violation of the law;
•	under Section 174 of the DGCL, which concerns
unlawful payment of dividends, stock purchases or
redemptions; or
•	for any transaction from which the director derived

an improper personal benefit

Indemnification of Directors and Officers

Delaware	Ontario
The DGCL permits indemnification for derivative suits	Under the OBCA, an Ontario corporation may also, with
only for expenses (including legal fees) and only if the	the approval of a court, indemnify or advance moneys to
person is not found liable, unless a court determines the	an Indemnified Person in respect of an action by or on
person is fairly and reasonably entitled to the	behalf of the corporation to obtain a judgment in its
indemnification.	favour, to which the Indemnified Person is made a party
because of his or her association with the corporation or
other entity, against all costs, charges and expenses
reasonably incurred by the Indemnified Person in
connection with such action, if he or she acted honestly
and in good faith with a view to the best interests of the
corporation or, as the case may be, to the best interests of any other entity for which the Indemnified Person acted
as a director or officer or in a similar capacity at the
corporation's request. However, any such Indemnified
Person is entitled under the OBCA to indemnity from the
corporation in respect of all costs, charges and expenses
reasonably incurred by the Indemnified Person in
connection with the defence of any civil, criminal,
administrative, investigative or other proceeding to
which he or she is subject because of his or her
association with the corporation or other entity, if such
Indemnified Person (i) was not judged by a court or
other competent authority to have committed any fault or
omitted to do anything that the individual ought to have
done, and (ii) acted honestly and in good faith with a
view to the best interests of the corporation or other
entity and had reasonable grounds for believing that his
or her conduct was lawful.

Call and Notice of Stockholder Meetings

Delaware	Ontario
Under the DGCL, an annual or special stockholder	Under the OBCA, the directors of a corporation are
meeting is held on such date, at such time and at such	required to call an annual meeting of shareholders no
place as may be designated by the board of directors or	later than fifteen months after holding the last preceding
any other person authorized to call such meeting under	annual meeting.
the corporation's certificate of incorporation or bylaws.
If an annual meeting for election of directors is not held	Under the OBCA, the directors of a corporation may call
on the date designated or an action by written consent to	a special meeting at any time. In addition, holders of not
elect directors in lieu of an annual meeting has not been	less than five percent of the issued shares of a
taken within 30 days after the date designated for the	corporation that carry the right to vote at a meeting
annual meeting, or if no date has been designated, for a	sought to be held may requisition the directors to call a
period of 13 months after the later of the last annual	meeting of shareholders.
meeting or the last action by written consent to elect
directors in lieu of an annual meeting, the Delaware
Court of Chancery may summarily order a meeting to be
held upon the application of any stockholder or director.

Stockholder Action by Written Consent

Delaware	Ontario
Under the DGCL, a majority of the stockholders of a	Under the OBCA, a written resolution signed by all the
corporation may act by written consent without a	shareholders of a corporation who would have been
meeting unless such action is prohibited by the	entitled to vote on the resolution at a meeting is effective
corporation's certificate of incorporation.	to approve the resolution.

Stockholder Nominations and Proposals

Delaware	Ontario
Not applicable.	Under the OBCA, a shareholder entitled to vote at a
shareholders' meeting may submit a shareholder
proposal relating to matters which the shareholder
wishes to propose and discuss at a shareholders' meeting
and, subject to such shareholder's compliance with the
prescribed time periods and other requirements of the
OBCA pertaining to shareholder proposals, the
corporation is required to include such proposal in the
information circular pertaining to any meeting at which
it solicits proxies, subject to certain exceptions. Notice
of such a proposal must be provided to the corporation at
least 60 days before the anniversary date of the last
annual shareholders' meeting, or at least 60 days before
any other meeting at which the matter is proposed to be
raised.
In addition, the OBCA requires that any shareholder
proposal that includes nominations for the election of
directors must be signed by one or more holders of
shares representing in the aggregate not less than five per
cent of the shares or five per cent of the shares of a class or series of shares of the corporation entitled to vote at
the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Delaware	Ontario
Under the DGCL, quorum for a stock corporation is a	Under the OBCA, unless the bylaws otherwise provide,
majority of the shares entitled to vote at the meeting	the holders of a majority of the shares of an OBCA
unless the certificate of incorporation or bylaws specify	corporation entitled to vote at a meeting of shareholders,
a different quorum, but in no event may a quorum be	whether present in person or represented by proxy,
less than one-third of the shares entitled to vote. Unless	constitute a quorum.
the DGCL, certificate of incorporation or bylaws provide
for a greater vote, generally the required vote under the
DGCL is a majority of the shares present in person or
represented by proxy, except for the election of directors
which requires a plurality of the votes cast.

Amendment of Governing Instrument

Delaware	Ontario
Amendment of Certificate of Incorporation. Generally,	Amendment of Articles. Under the OBCA, amendments
under the DGCL, the affirmative vote of the holders of a	to the articles of incorporation generally require the
majority of the outstanding stock entitled to vote is	approval of not less than two- thirds of the votes cast by
required to approve a proposed amendment to the	shareholders entitled to vote on the resolution.

certificate of incorporation, following the adoption of the
amendment by the board of directors of the corporation,
provided that the certificate of incorporation may
provide for a greater vote. Under the DGCL, holders of
outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of
incorporation if the amendment would have certain
consequences, including changes that adversely affect
the rights and preferences of such class or series.

Amendment of Bylaws. Under the DGCL, after a	Amendment of Bylaws. Under the OBCA, the directors
corporation has received any payment for any of its	may, by resolution, make, amend or repeal any bylaws
stock, the power to adopt, amend or repeal bylaws shall	that regulate the business or affairs of a corporation and
be vested in the stockholders entitled to vote; provided,	they must submit the bylaw, amendment or repeal to the
however, that any corporation nay, in its certificate of	shareholders at the next meeting of shareholders, and the
incorporation, provide that bylaws may be adopted,	shareholders may confirm, reject or amend the bylaw,
amended or repealed by the board of directors. The fact	amendment or repeal.
that such power has been conferred upon the board of
directors shall not divest the stockholders of the power
nor limit their power to adopt, amend or repeal the
bylaws.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	Ontario
The DGCL provides that, unless otherwise provided in	Under the OBCA, the approval of at least two-thirds of
the certificate of incorporation or bylaws, the adoption of	votes cast by shareholders entitled to vote on the
a merger agreement requires the approval of a majority	resolution is required for extraordinary corporate actions.
of the outstanding stock of the corporation entitled to	Extraordinary corporate actions include: amalgamations;
vote thereon.	continuances; sales, leases or exchanges of all or
substantially all of the property of a corporation;
liquidations and dissolutions.

Dissenter's Rights of Appraisal

Delaware	Ontario
Under the DWI, a stockholder of a Delaware corporation	Under the OBCA each of the following matters listed
generally has the right to dissent flume, merger or	will entitle shareholders to exorcise rights of dissent and
consolidation in which the Delaware corporation is	to be paid the fair value of their shares: (i) any
participating, subject to specified procedural	amalgamation with another corporation (other than with
requirements, including that such dissenting stockholder	certain affiliated corporations); (ii) an amendment to the
does not vote in favor of the merger or consolidation.	corporation's articles to add, change or remove any
However, the DGCL does not confer appraisal rights, in	provisions restricting the issue, transfer or ownership of
certain circumstances, including if the dissenting	that class of shares; (iii) an amendment to the
stockholder owns shares traded on a national securities	corporation's articles to add, change or remove any
exchange and will receive publicly traded shares in the	restriction upon the business or businesses that the
merger or consolidation. Under the DGCL, a stockholder	corporation may carry on; (iv) a continuance under the
asserting appraisal rights does not receive any payment	laws of another jurisdiction; (v) a sale, lease or exchange
for his or her shares until the court determines the fair	of all or substantially all the property of the corporation
value or the parties otherwise agree to a value. The costs	other than in the ordinary course of business; and (vi)
of the proceeding may be determined by the court and	where a court order permits a shareholder to dissent in
assessed against the parties as the court deems equitable	connection with an application to the court for an order
under the circumstances.	approving an arrangement.

However, a shareholder is not entitled to dissent if an
amendment to the articles is effected by a court order

approving a reorganization or by a court order made in
connection with an action for an oppression remedy,
unless otherwise authorized by the court. The OBCA
provides these dissent rights for both listed and unlisted
shares.

Under the OBCA, a stockholder may, in addition to
exercising dissent rights, seek an oppression remedy for
any act or omission of a corporation which is oppressive
or unfairly prejudicial to or that unfairly disregards a
stockholder's interests.

Anti-Takeover and Ownership Provisions

Delaware	Ontario
Unless an issuer opts out of the provisions of Section	While the OBCA does not contain specific anti-takeover
203 of the DGCL, Section 203 generally prohibits a	provisions with respect to "business combinations", roles
public Delaware corporation from engaging in a	and policies of certain Canadian securities regulatory
"business combination" with a holder of 15% or more of	authorities, including Multilateral Instrument 61-101—
the corporation's voting stock (as defined in Section	Protection of Minority Security Holders in Special
203), referred to as an interested stockholder, for a	Transactions, referred to as Multilateral Instrument 61-
period of three years after the date of the transaction in	101, contain requirements in connection with, among
which the interested stockholder became an interested	other things, "related party transactions" and "business
stockholder, except as otherwise provided in Section	combinations", including, among other things, any
203. For these purposes, the term "business	transaction by which an issuer directly or indirectly
combination" includes mergers, assets sales and other	engages in the following with a related party: acquires,
similar transactions with an interested stockholder.	sells, leases or transfers an asset, acquires the related
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

1.

License Agreement between Trillium Therapeutics Inc. (private), UHN and The Hospital for Sick Children dated February 1, 2010 pursuant to which we licensed intellectual property relating to methods and compounds for the modulation of the SIRPα - CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the US Our continuing obligations include the payment of an annual maintenance fee of $25, as well as payments on patent issuances, development milestone payments of $200 and $300 on the initiation of phase II and III clinical trials respectively, and payments upon the achievement of certain regulatory milestones as well as royalties of either 3% or 1% of net revenues on commercial sales. The regulatory milestone payments amount to $1,000 on each of the submission of a first BLA in the US and receipt of first regulatory approval in the US and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the US, Europe and Asia combined are $5,660.

2.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-621 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to US $875 and aggregate sales milestone payments of up to US $28,800 .

3.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-622 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to US $875 and aggregate sales milestone payments of up to US $28,800.

4.	2014 Stock Option Plan that was approved by our shareholders on May 27, 2014. See the discussion under the heading “Item 6.B. Compensation –Stock Option Plan”.

5.	2018 Stock Option Plan that was approved by our shareholders on March 8, 2018. See the discussion under the heading “Item 6.B. Compensation –Stock Option Plan”.

6.	2016 Cash-Settled DSU Plan that was adopted by our board of directors on November 9, 2016. See the discussion under the heading “Item 6.B. Compensation –Deferred Share Unit Plan”.

7.

Share purchase agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 pursuant to which we purchased all the issued and outstanding shares of Fluorinov to access its proprietary medicinal chemistry platform. Purchase consideration was a cash payment of $10,000, subject to adjustment for closing working capital, plus a future milestone payment of $5,000 contingent on the dosing of a first patient in a clinical trial with an existing Fluorinov compound. At our discretion, up to 50% of the future contingent milestone payment can be satisfied through the issuance of our common shares provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ. We have also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

8.

Royalty agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 in relation to the purchase and sale agreement of the same date wherein we acquired all the issued and outstanding shares of Fluorinov. Consideration under this agreement includes our obligation to pay a lump sum royalty of $10,000 contingent on the dosing of the first patient with a Fluorinov compound in a Phase 2b clinical trial, a lump sum royalty of $20,000 contingent on the regulatory approval of the first Fluorinov product by the US FDA or the European Medicines Agency, and variable royalties on net sales of Fluorinov products ranging from 2% to 5%. At our discretion, up to 50% of the future contingent milestone payment can be satisfied through the issuance of our common shares provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ.

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

United States Federal Income Taxation

The following is a general summary of material US federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences to such US Holder, including specific tax consequences to a US Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. This summary does not address the US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences to US Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from US legal counsel or ruling from the Internal Revenue Service, or the IRS, has been requested, or will be obtained, regarding the US federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-US Tax Convention, and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the US federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

US Holders

For purposes of this summary, the term “US Holder” means a beneficial owner of common shares that is for US federal income tax purposes:

  an individual who is a citizen or resident of the US;
  a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the US, any state thereof or the District of Columbia;
  an estate whose income is subject to US federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the US and the control of one or more US persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) US Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) US Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the US federal income tax considerations applicable to US Holders who are: (a) US expatriates or former long-term residents of the US; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention. US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders described immediately above, should consult their own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for US federal income tax purposes holds common shares, the US federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partners. Partners of entities or arrangements that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, for any year during a US Holder’s holding period, then different and potentially adverse rules will affect the US federal income tax consequences to a US Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. US Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

In addition, under attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of the stock of any subsidiary of ours that is also a PFIC, or a Subsidiary PFIC, and will be subject to US federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such US Holders directly held the shares of such Subsidiary PFIC.

We believe that we were classified as a PFIC during the tax year ended December 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning its PFIC status. Each US Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.” A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A US Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A US Holder that makes a timely and effective QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a US Holder that made a QEF Election has an income inclusion, such a US Holder may elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of ours that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for our common shares in which we were a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year. If a US Holder does not make a timely and effective QEF Election for the first year in the US Holder’s holding period for our common shares, the US Holder may still be able to make a timely and effective QEF Election in a subsequent year if such US Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

US Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF Election, or that we will supply US Holders with information that such US Holders require to report under the QEF Election rules, in event that we are a PFIC and a US Holder wishes to make a QEF Election. Thus, US Holders may not be able to make a QEF Election with respect to their common shares. Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A US Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, US Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for our common shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and distributions on, our common shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such US Holder’s tax basis in such common shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A US Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Additional adverse rules will apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a US Holder that uses common shares as security for a loan will, except as may be provided in future Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of ours, as computed for US federal income tax purposes. A dividend generally will be taxed to a US Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of ours, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Provided we are eligible for the benefits of the Canada-US Tax Convention, dividends paid by us to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such US Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year. Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain US Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our common shares, and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

US Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time). A US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. Different rules apply to US Holders who use the accrual method of tax accounting. Each US Holder should consult its own US tax advisors regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a US Holder should be treated as US source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for US federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a US Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each US Holder should consult its own US tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Payments made within the US or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner.

Under US federal income tax law and Treasury Regulations, US Holders must generally file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, US return disclosure obligations (and related penalties) are imposed on individuals who are US Holders that hold specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their common shares are held in an account at financial institutions meeting specified requirements. Penalties for failure to file information returns can be substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a US Holder. A failure to satisfy reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each US Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

We have classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include GICs held by the Company, are valued at amortized cost.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash in bank accounts or high interest savings accounts which have a variable rate of interest. We manage our interest rate risk by holding highly liquid short-term instruments and by holding our investments to maturity, where possible. For the years ended December 31, 2018 and 2017 of $1,084 and $722, respectively. Therefore, a 100 basis points change in the average interest rate for the years ended December 31, 2018 and 2017 would have a net impact on finance income of $11 and $7, respectively.

Currency risk

We are exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in US dollars. As at December 31, 2018 and 2017, we held US dollar cash and cash equivalents and marketable securities in the amount of US $30,208 and US $58,627, and had US dollar denominated accounts payable and accrued liabilities in the amount of US $7,404 and US $6,778, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2018 and December 31, 2017 of $296 and $673, respectively.

US dollar expenses for the years ended December 31, 2018 and 2017 were approximately US $18,050 and US $15,040, respectively. Varying the US exchange rate for the years ended December 31, 2018 and 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $234 and $195, respectively, assuming that all other variables remained constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROL AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of our fiscal year ended December 31, 2018, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by our management, with the participation of the President and Chief Executive Officer, or CEO and the Chief Financial Officer, or CFO. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013), or COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed and accrued by our external auditor in the last two fiscal years for auditor service fees were as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2018	$303	Nil	Nil	$30
December 31, 2017	$296	Nil	$8	Nil

Notes:

(1)

“Audit fees” are the aggregate fees billed by Ernst & Young LLP for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. During 2017, the services also consisted of fees related to the filing of a base shelf prospectus and a prospectus financing.

(2)

“Audit-related fees” are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

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

In addition, pursuant to the Policy the audit committee has delegated its pre-approval authority to the Chair of the audit committee for services where the aggregate fees are estimated to be less than or equal to $50. The Chair of the audit committee is required to report any such granted pre-approvals to the audit committee at its next scheduled meeting. The audit committee shall not delegate to management the audit committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a Canadian corporation listed on NASDAQ, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by US domestic issuers under NASDAQ’s corporate governance standards.

Our corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NASDAQ rules and comply with applicable rules adopted by the Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by US domestic issuers under NASDAQ’s corporate governance standards. Except as described in this summary, we are in compliance with the NASDAQ corporate governance standards in all significant respects.

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

  audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

  audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1

By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.2	Articles of Amalgamation dated January 1, 2017 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on January 6, 2017 (File No. 1-36596)).

4.1	Second Amended and Restated License Agreement between Trillium Therapeutics Inc., the University Health Network and The Hospital for Sick Children dated as of May 14, 2018 dated as of May 14, 2018.

4.2 *

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.3 *

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

4.5	2018 Stock Option Plan amended and restated as of March 8, 2018.

4.6

2016 Cash-Settled Deferred Share Unit Plan dated November 9, 2016 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on March 10, 2017 (File No. 1-36596)).

4.7

Share purchase agreement among Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.8

Royalty agreement among the Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.2 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.9

Sales Agreement, by and between Trillium Therapeutics Inc. and Cowen and Company, LLC, dated as of June 19, 2018 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on June 20, 2018 (File No. 1-36596)).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young LLP

16.1	Chief Medical Officer Employment Agreement dated April 23, 2018

* Confidential treatment granted as to portions of this exhibit.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on March 11, 2019.

TRILLIUM THERAPEUTICS INC.

/s/ Niclas Stiernholm
Niclas Stiernholm

President & Chief Executive Officer

INDEX TO THE FINANCIAL STATEMENTS

Trillium Therapeutics Inc.

For the years ended December 31, 2018 and 2017

Trillium Therapeutics Inc.

For the years ended December 31, 2017 and 2016

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Trillium Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillium Therapeutics Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 7, 2019	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars

		As at	As at
	Note	December 31, 2018	December 31, 2017
		$	$

ASSETS

Current
Cash and cash equivalents		20,832	28,361
Marketable securities	3	24,577	53,430
Amounts receivable	4	1,101	669
Prepaid expenses		1,031	960

Total current assets		47,541	83,420

Property and equipment	5	2,155	2,882
Intangible assets	6	5,652	7,990
Other assets		111	111

Total non-current assets		7,918	10,983

Total assets		55,459	94,403

LIABILITIES

Current
Accounts payable and accrued liabilities	7,9	12,896	14,092
Other current liabilities	8	460	428

Total current liabilities		13,356	14,520

Loan payable	8	-	98
Deferred lease inducement	8	375	407
Other liabilities	8	127	801

Total non-current liabilities		502	1,306

Total liabilities		13,858	15,826

EQUITY
Common shares	9	154,017	145,920
Series I preferred shares	9	2,489	7,586
Series II preferred shares	9	45,120	45,120
Warrants	9	-	6,871
Contributed surplus		24,572	15,191
Deficit		(184,597)	(142,111)

Total equity		41,601	78,577

Total liabilities and equity		55,459	94,403

Commitments and contingencies [note 13]

Events after the balance sheet date [note 18]

Approved by the board and authorized for issue on March 7, 2019:

(signed) Luke Beshar, Director	(signed) Robert Kirkman, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
		$	$

EXPENSES
Research and development	11	43,426	37,135
General and administrative	12	3,582	3,861

Operating expenses		47,008	40,996

Finance income		(1,084)	(722)
Finance costs		43	68
Net foreign currency loss (gain)		(3,489)	4,742

Net finance costs (income)		(4,530)	4,088

Loss before income taxes		42,478	45,084

Current income tax expense	10	8	4

Net loss and comprehensive loss for the year		42,486	45,088

Basic and diluted loss per common share	9 (c)	3.06	4.61

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(42,486)	(42,486)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	369,621	3,000	-	-	-	-	-	-	-	3,000
Expiry of warrants	-	-	-	-	-	-	(6,871)	6,871	-	-
Conversion of preferred shares	1,171,806	5,097	(35,154,286)	(5,097)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	2,510	-	2,510
Total transactions with owners of the Company	1,541,427	8,097	(35,154,286)	(5,097)	-	-	(6,871)	9,381	-	5,510
Balance, December 31, 2018	14,688,831	154,017	17,171,541	2,489	4,368,403	45,120	-	24,572	(184,597)	41,601

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(45,088)	(45,088)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	4,899,674	38,073	-	-	3,650,000	24,473	-	-	-	62,546
Conversion of DSUs from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Exercise of warrants	13,332	176	-	-	-	-	(17)	-	-	159
Conversion of preferred shares	389,214	3,852	(900,364)	(130)	(359,202)	(3,722)	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,255	-	3,255
Total transactions with owners of the Company	5,302,220	42,101	(900,364)	(130)	3,290,798	20,751	(17)	2,841	-	65,546
Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
		$	$

OPERATING ACTIVITIES
Net loss for the year		(42,486)	(45,088)
Adjustments for items not affecting cash
Share-based compensation	9	2,510	3,255
Interest accretion	8	22	50
Amortization of intangible assets	6,11	2,338	3,860
Depreciation of property and equipment	5,11	808	849
Deferred lease inducement	8	(30)	2
Change in fair value of contingent consideration	8	(674)	(1,158)
Unrealized foreign exchange loss (gain)		(3,108)	3,748
Share issuance related to license amendment	9 (b)	3,000	-
		(37,620)	(34,482)
Changes in non-cash working capital balances
Amounts receivable	4	(432)	(142)
Prepaid expenses		(71)	(558)
Accounts payable and accrued liabilities	7	(1,196)	8,165
Other current liabilities		24	(21)

Cash used in operating activities		(39,295)	(27,038)

INVESTING ACTIVITIES
Net maturities (purchases) of marketable securities		30,713	(56,994)
Purchase of property and equipment	5	(81)	(471)

Cash provided by (used in) investing activities		30,632	(57,465)

FINANCING ACTIVITIES
Repayment of loan payable	8	(115)	(125)
Recognition of deferred lease inducement		-	(5)
Issuance of share capital, net of issuance costs	9	-	62,705

Cash provided by (used in) financing activities		(115)	62,575

Impact of foreign exchange rate on cash and cash equivalents		1,249	(184)

Net decrease in cash and cash equivalents during the year		(7,529)	(22,112)

Cash and cash equivalents, beginning of year		28,361	50,473

Cash and cash equivalents, end of year		20,832	28,361

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		5,097	3,852

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s board of directors on March 7, 2019.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

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

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

2.	Basis of presentation (continued)

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

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov Pharma Inc. (“Fluorinov”) from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

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

(c)	Cash and cash equivalents, and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (as at December 31, 2018 and 2017 of $0 and $8,800 respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as amortized cost.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities as amortized cost.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(d)	Property and equipment

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

Intangible assets

Intangible assets that consist of intellectual property acquired separately, have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The Company is amortizing the intangible assets acquired on the acquisition of Fluorinov over five years. The remaining life at December 31, 2018 is 29 months.

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

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(f)	Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

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

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and has therefore been excluded from the calculation of diluted loss per share.

(l)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in general and administrative expenses in the consolidated statements of loss and comprehensive loss. When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 Financial Instruments in the consolidated statements of loss and comprehensive loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of loss and comprehensive loss.

(m)	New standards, amendments and interpretations adopted during 2018

IFRS 9 Financial Instruments

As at January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”). The Company has elected to not restate comparative periods in the year of initial application of IFRS 9 relating to the transition for classification, measurement and impairment. As a result, the comparative information provided continues to be accounted for on a basis consistent with those followed in the December 31, 2017 consolidated financial statements.

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Classification and measurement of financial instruments

The Company assessed the classification and measurement of the financial instruments it held at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories. There were no changes to the carrying value of the Company’s financial instruments resulting from this reclassification and, accordingly, there was no impact to the Company’s opening balance of deficit as at January 1, 2018 as a result of the adoption of IFRS 9.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Company classifies its financial instruments:

Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income from these financial instruments is recorded in net income (loss) using the effective interest rate method.

Fair value through other comprehensive income (“FVOCI”): Financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the financial instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).

FVTPL: Financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a financial instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in net income (loss) and presented net in comprehensive income (loss) in the period in which it arises.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL. Financial liabilities are subsequently measured as FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) it is designated as FVTPL if eligible.

Reclassifications of financial instruments on adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets
Cash and cash equivalents	FVTPL	Amortized cost
Marketable securities	FVTPL	Amortized cost
Amounts receivable (excluding amounts due from the federal government)	Amortized cost	Amortized cost
Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost
Other liabilities	FVTPL	FVTPL

The Company’s marketable securities include guaranteed investment certificates (“GICs”) held by the Company which were reclassified from the FVTPL measurement category to amortized cost. At the date of initial application, the Company’s business model meets the criteria for amortized cost. The Company intends to hold the GICs to maturity to collect contractual cash flows and these cash flows consist solely of payments of principal and interest on the principal amount outstanding.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Impairment of financial assets

The Company’s cash and cash equivalents, marketable securities and amounts receivable are subject to IFRS 9’s new expected credit loss model which results in a revision to its impairment methodology. Marketable securities at amortized cost are considered to be low risk, and therefore the impairment provision is determined using a 12-month expected credit loss basis. There was no impact to the Company’s opening balance of deficit as a result of the change in impairment methodology.

IFRS 15 Revenue from Contracts with Customers

As at January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this standard did not have an impact on the consolidated financial statements.

(n)	New standards and interpretations not yet effective

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events such as a change in lease term. The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The new standard will be effective for annual periods beginning on or after January 1, 2019.

The Company plans to adopt IFRS 16 using the modified retrospective transition approach and will elect to use the exemption proposed by the standard on lease contracts for which the lease terms end within 12 months as of the lease commencement date and the lease contracts where the underlying asset is of low value. The Company has leases of certain office equipment (i.e. photocopying machines) that are considered of low value. Management are in the process of assessing the impact of IFRS 16. Management’s preliminary assessment is that the impact on the financial statements is unlikely to be significant.

4.	Amounts receivable

	December 31,	December 31,
	2018	2017
	$	$

Government receivable	869	412
Interest receivable	232	257
	1,101	669

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

5.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2016	1,544	245	2,260	4,049
Additions	356	41	74	471
Balance, December 31, 2017	1,900	286	2,334	4,520
Additions	23	43	15	81
Disposals	(3)	-	-	(3)
Balance, December 31, 2018	1,920	329	2,349	4,598

Accumulated depreciation
Balance, December 31, 2016	333	97	359	789
Depreciation	278	61	510	849
Balance, December 31, 2017	611	158	869	1,638
Depreciation	260	52	496	808
Disposals	(3)	-	-	(3)
Balance December 31, 2018	868	210	1,365	2,443

Net carrying amounts
December 31, 2017	1,289	128	1,465	2,882
December 31, 2018	1,052	119	984	2,155

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2017 and 2018	16,458

Accumulated amortization
Balance, December 31, 2016	4,608
Amortization	3,860
Balance, December 31, 2017	8,468
Amortization	2,338
Balance, December 31, 2018	10,806

Net carrying amounts
December 31, 2017	7,990
December 31, 2018	5,652

During the year ended December 31, 2018, the Company extended its estimate of the life of its small molecule platform intangible asset. This change in estimate resulted in a reduction to the amortization charge of $1,522 for the year ended December 31, 2018.

The Company’s intangible asset relating to SIRPαFc technology is fully amortized.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2018	2017
	$	$

Trade and other payables	649	2,335
Accrued liabilities	11,344	10,363
Due to related parties	903	1,394
	12,896	14,092

Amounts due to related parties include cash-settled DSUs and expense reimbursements.

8.	Other liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at December 31, 2018 and 2017, the balance repayable was $96 and $211, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2018 and 2017, the Company had a long-term deferred lease inducement of $375 and $407 respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

(c)

As at December 31, 2018 and 2017, the Company had a long-term liability of $127 and $801, respectively, related to contingent consideration on the acquisition of Fluorinov. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. For the year ended December 31, 2018, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in a net expense reduction of $674, which is included in research and development expenses.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

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

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange; and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

(b)	Share capital issued – year ended December 31, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $3,000 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the year ended December 31, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

Share capital issued – year ended December 31, 2017

In June 2017, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant (the “Preferred Warrants”) will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

In December 2017, the Company completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of U.S. $8.50 per share yielding gross proceeds of $25,338 (U.S. $19,975) before deducting offering expenses of $1,784.

During the year ended December 31, 2017, 13,332 common shares were issued on the exercise of 399,980 warrants for proceeds of $159; 900,364 Series I First Preferred Shares were converted into 30,012 common shares; and 359,202 Series II First Preferred Shares were converted into 359,202 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 were 13,906,074 and 9,771,021, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

Changes in the number of outstanding warrants that are exercisable into common shares during the years ended December 31 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	69,073,031	$0.29	105,187,297	$0.29
Warrant amendment	-	-	(35,714,286)	0.28
Exercised	-	-	(399,980)	0.40
Expired	(69,073,031)	0.29	-	-
Balance, end of year	-	$ -	69,073,031	$0.29

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

There were 1,190,476 Preferred Warrants that were exercisable at $8.40 per warrant for one common share or one Series II First Preferred Share that expired in December 2018.

(e)	Stock option plan

The 2018 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on June 1, 2018. Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2018 Stock Option Plan is 3,894,501. As at December 31, 2018, the Company was entitled to issue an additional 1,195,296 stock options under the 2018 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	1,746,982	$12.87	1,380,237	$13.38
Granted	1,082,600	4.95	377,078	11.00
Forfeited	(128,356)	12.98	(10,000)	12.01
Expired	(2,021)	14.08	(333)	30.00

Balance, end of year	2,699,205	$9.69	1,746,982	$12.87

Options exercisable, end of year	1,193,486	$12.96	845,336	$12.80

The following table reflects stock options outstanding as at December 31, 2018:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$3.90 - $4.23	870,600	9.9	$4.23	-	-
$6.36 - $9.89	698,634	7.3	$8.16	381,168	$8.27
$10.35 - $12.22	497,356	7.0	$11.20	330,793	$10.70
$13.98 - $15.30	294,563	7.4	$14.02	196,695	$14.03
$17.00 - $23.44	309,052	6.7	$20.22	258,851	$20.41
$28.05	29,000	6.4	$28.05	25,979	$28.05

	2,699,205	8.0	$9.69	1,193,486	$12.96

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2018	2017
Expected option life	6 years	6 years
Risk-free interest rate	2.4%	1.6%
Dividend yield	0%	0%
Expected volatility	82%	87%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility for 2017 and the first six months of 2018 was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. Thereafter there was sufficient historical data solely for the Company on which to base the expected volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2018 and 2017, the Company issued 1,082,600 and 377,078 stock options with a fair value of $3,812 and $3,030 and a weighted average grant date fair value of $3.52 and $8.03, respectively.

(f)	Deferred Share Unit Plan

The board of directors approved a Cash-Settled DSU Plan on November 9, 2016. On March 9, 2017, the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 Equity DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash-Settled DSU Plan continues as the only DSU plan of the Company.

For the years ended December 31, 2018 and 2017, there were 189,393 and 46,187 DSUs issued, respectively. The fair values of DSUs under this plan as at December 31, 2018 and 2017 were $806 and $1,349, respectively. The number of DSUs outstanding as at December 31, 2018, and 2017 were 334,982 and 145,589, respectively.

10.	Income taxes

Income taxes recoverable have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(a)	Unrecognized deferred tax assets

As at December 31, 2018 and 2017, deferred tax assets have not been recognized with respect to the following items:

	2018	2017
	$	$

Non-capital losses carried forward	33,896	25,078
Tax credits carried forward	6,781	5,908
Accounting basis of property and equipment and intangible assets in excess of tax basis	1,803	48
Scientific research and experimental development expenditures	10,830	9,441
Share issue costs and other	685	1,182
	53,995	41,657

(b)

As at December 31, 2018 and 2017, the Company had available research and development expenditures of approximately $40,867 and $35,628, respectively, for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2018 and 2017, the Company also had unclaimed Canadian scientific research and development tax credits of $8,594 and $7,483, respectively, which are available to reduce future taxes payable with expiries from 2019 through 2038. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2018, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada that are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2025	3,213
2026	6,457
2027	4,662
2028	4,169
2029	3,784
2030	1,905
2031	1,624
2032	2,883
2033	2,132
2034	5,708
2035	9,172
2036	20,724
2037	32,779
2038	28,700
127,912

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2018	2017
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(11,279)	(11,966)
Investment tax credits	(884)	(1,567)
Share-based compensation and other	(165)	213
Change in unrecognized tax assets	12,336	13,324

Income tax expense	8	4

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2018	2017
	$	$

Research and development programs, excluding the below items	27,493	22,831
Salaries, fees and short-term benefits	8,510	7,969
License agreement amendment (note 9(b))	3,000	-
Share-based compensation	2,148	2,911
Amortization of intangible assets	2,338	3,860
Change in fair value of contingent consideration	(674)	(1,158)
Depreciation of property and equipment	808	849
Tax credits	(197)	(127)
	43,426	37,135

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2018	2017
	$	$

General and administrative expenses, excluding the below items	1,905	1,469
Salaries, fees and short-term benefits	2,716	2,038
Change in fair value of deferred share units	(1,401)	10
Share-based compensation	362	344
	3,582	3,861

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

13.	Commitments and contingencies

As at December 31, 2018, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $30,694. Most of these agreements are cancelable by the Company with notice. These commitments include agreements related to the conduct of the phase 1 clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory lease, in the amount of $398 over the next 12 months, $1,538 from 12 to 60 months, and $46 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 trials respectively, regulatory milestones on their first achievement totalling $5,000, and royalties on commercial sales.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

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

14.	Related parties

For the years ended December 31, 2018 and 2017, the key management personnel of the Company were the board of directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2018	2017
	$	$

Salaries, fees and short-term benefits	4,201	3,805
Share-based compensation	1,171	2,595
Total	5,372	6,400

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

14.	Related parties (continued)

Executive officers and directors participate in the 2018 Stock Option Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2018, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2018, $75 was paid to a director for consulting fees (2017 – nil).

15.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets and employees are in Canada.

16.	Management of capital

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

17.	Financial instruments

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

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include GICs held by the Company, are valued at amortized cost.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

17.	Financial instruments (continued)

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high-grade short-term instruments.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high-interest savings accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. The Company earned interest income for the years ended December 31, 2018 and 2017 of $1,084 and $722, respectively. Therefore, a 100 basis points change in the average interest rate for the years ended December 31, 2018 and 2017 would have a net impact on finance income of $11 and $7, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2018 and 2017, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $30,208 and U.S. $58,627, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $7,404 and U.S. $6,778, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2018 and December 31, 2017 of $296 and $673, respectively.

U.S. dollar expenses for the years ended December 31, 2018 and 2017 were approximately U.S. $18,050 and U.S. $15,040, respectively. Varying the U.S. exchange rate for the years ended December 31, 2018 and 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $234 and $199, respectively, assuming that all other variables remained constant.

18.	Events after the balance sheet date

In February 2019, the Company completed an underwritten public offering for gross proceeds of U.S. $15 million comprised of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at U.S. $0.80 per unit. Each common share units is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of U.S. $0.96 per common share purchase warrant for sixty months. Each preferred share unit is comprised of one Series II First Preferred Share of the Company and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of U.S. $0.96 per Series II First Preferred Share purchase warrant for sixty months.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Trillium Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information collectively referred to as the “consolidated financial statements”.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 2004.

Toronto, Canada	/s/ Ernst & Young LLP
March 8, 2018	Chartered Professional Accountants
Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars

		As at	As at
	Note	December 31, 2017	December 31, 2016
		$	$

ASSETS

Current
Cash and cash equivalents		28,361	50,473
Marketable securities	3	53,430	-
Amounts receivable	4	669	527
Prepaid expenses		960	402

Total current assets		83,420	51,402

Property and equipment	5	2,882	3,260
Intangible assets	6	7,990	11,850
Other assets		111	111

Total non-current assets		10,983	15,221

Total assets		94,403	66,623

LIABILITIES

Current
Accounts payable and accrued liabilities	7,9	14,092	5,513
Other current liabilities	8	428	403

Total current liabilities		14,520	5,916

Loan payable	8	98	191
Deferred lease inducement	8	407	438
Other liabilities	8	801	1,959

Total non-current liabilities		1,306	2,588

Total liabilities		15,826	8,504

EQUITY
Common shares	9	145,920	103,819
Series I preferred shares	9	7,586	7,716
Series II preferred shares	9	45,120	24,369
Warrants	9	6,871	6,888
Contributed surplus		15,191	12,350
Deficit		(142,111)	(97,023)

Total equity		78,577	58,119

Total liabilities and equity		94,403	66,623

Commitments and contingencies [note 13]

Approved by the Board and authorized for issue on March 8, 2018:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016
		$	$

EXPENSES
Research and development	11	37,135	29,789
General and administrative	12	3,861	3,933

Operating expenses		40,996	33,722

Finance income		(722)	(417)
Finance costs		68	82
Net foreign currency loss		4,742	2,027

Net finance costs		4,088	1,692

Net loss before income taxes		45,084	35,414

Current income tax expense	10	4	9
Deferred income tax recovery	10	-	(3,690)
Total income tax expense (recovery)		4	(3,681)

Net loss and comprehensive loss for the year		45,088	31,733

Basic and diluted loss per common share	9(c)	4.61	4.06

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars

	Common shares		Series I preferred shares		Series II preferred shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(45,088)	(45,088)

Transactions with owners of the Company, recognized directly in equity

Shares issued, net of issue costs	4,899,674	38,073	-	-	3,650,000	24,473	-	-	-	62,546
Conversion of DSUs from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Exercise of warrants	13,332	176	-	-	-	-	(17)	-	-	159
Conversion of preferred shares	389,214	3,852	(900,364)	(130)	(359,202)	(3,722)	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,255	-	3,255
Total transactions with owners of the Company	5,302,220	42,101	(900,364)	(130)	3,290,798	20,751	(17)	2,841	-	65,546
Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

	Common shares		Series I preferred shares		Series II preferred shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2015	7,796,137	103,340	53,788,579	7,798	1,077,605	24,369	6,926	8,660	(65,290)	85,803

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(31,733)	(31,733)

Transactions with owners of the Company, recognized directly in equity

Exercise of warrants	30,301	397	-	-	-	-	(38)	-	-	359
Conversion of preferred shares	18,746	82	(562,388)	(82)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,690	-	3,690
Total transactions with owners of the Company	49,047	479	(562,388)	(82)	-	-	(38)	3,690	-	4,049
Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016
		$	$

OPERATING ACTIVITIES
Net loss for the year		(45,088)	(31,733)
Adjustments for items not affecting cash
Share-based compensation	9	3,255	3,690
Interest accretion	8	50	65
Amortization of intangible assets	6,11	3,860	3,684
Depreciation of property and equipment	5,11	849	604
Non-cash change in deferred lease inducement	8	2	3
Change in fair value of contingent consideration	8	(1,158)	209
Deferred income tax recovery		-	(3,690)
Unrealized foreign exchange loss		3,748	1,249
		(34,482)	(25,919)
Changes in non-cash working capital balances
Amounts receivable	4	(142)	485
Prepaid expenses		(558)	779
Accounts payable and accrued liabilities	7	8,165	1,815
Other current liabilities		(21)	(23)
Decrease in other assets		-	11

Cash used in operating activities		(27,038)	(22,852)

INVESTING ACTIVITIES
Net purchases of marketable securities		(56,994)	-
Purchase of property and equipment	5	(471)	(2,966)
Acquisition of Fluorinov, net of cash acquired		-	(9,575)

Cash used in investing activities		(57,465)	(12,541)

FINANCING ACTIVITIES
Repayment of loan payable	8	(125)	(105)
Receipt of deferred lease inducement		-	90
Recognition of deferred lease inducement		(5)	-
Issuance of share capital, net of issuance costs	9	62,705	359

Cash provided by financing activities		62,575	344

Impact of foreign exchange rate on cash and cash equivalents		(184)	(1,249)

Net decrease in cash and cash equivalents during the year		(22,112)	(36,298)

Cash and cash equivalents, beginning of year		50,473	86,771

Cash and cash equivalents, end of year		28,361	50,473

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		3,852	82

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 8, 2018.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets, cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities, and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

2.	Basis of presentation (continued)

Valuation of contingent consideration

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

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants. The fair value of the cash-settled DSU liability is remeasured at each reporting date, with the change in liability recognized in general and administrative expenses.

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

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

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

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (as at December 31, 2017 and 2016 of $8,800 and $21,529, respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as fair value through profit or loss.

Marketable Securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities as fair value through profit or loss.

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

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest rate method. The Company has classified its accounts payable and accrued liabilities and loan payable as financial liabilities.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

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

Intangible assets

Intangible assets that consist of intellectual property are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

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

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash- generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash- generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses. The Company is currently a single cash-generating unit.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

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

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

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

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and have therefore been excluded from the calculation of diluted loss per share.

(l)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in general and administrative expenses in the consolidated statements of loss. When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement in the consolidated statements of loss.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of loss.

(m)	New standards, amendments and interpretations adopted during 2017

IAS 7, Statement of Cash Flows

In February 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”) which requires entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this amendment had no impact on the Company’s consolidated financial statements.

(n)	New standards and interpretations not yet effective

IFRS 9, Financial Instruments

In October 2010 the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial assets and liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company believes that the adoption of this standard will not have a material impact in the measurement and classification of financial instruments on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company has determined that the adoption of this standard will not have an impact on the consolidated financial statements.

IFRS 16, Leases

In January 2016 the IASB issued IFRS 16 Leases (“IFRS 16”) which requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019 with limited early application permitted. The Company has not yet determined the impact of this standard on its consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

4.	Amounts receivable

	December 31,	December 31,
	2017	2016
	$	$

Government receivable	412	503
Interest receivable	257	24
	669	527

5.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2015	710	97	285	1,092
Additions	834	148	1,984	2,966
Disposals	-	-	(9)	(9)
Balance, December 31, 2016	1,544	245	2,260	4,049
Additions	356	41	74	471
Balance, December 31, 2017	1,900	286	2,334	4,520

Accumulated depreciation
Balance, December 31, 2015	135	50	10	195
Depreciation	198	47	358	603
Disposals	-	-	(9)	(9)
Balance, December 31, 2016	333	97	359	789
Depreciation	278	61	510	849
Balance December 31, 2017	611	158	869	1,638

Net carrying amounts
December 31, 2016	1,211	148	1,901	3,260
December 31, 2017	1,289	128	1,465	2,882

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2015	1,018
Fluorinov acquisition	15,440
Balance, December 31, 2016 and 2017	16,458

Accumulated amortization
Balance, December 31, 2015	924
Amortization	3,684
Balance, December 31, 2016	4,608
Amortization	3,860
Balance, December 31, 2017	8,468

Net carrying amounts
December 31, 2016	11,850
December 31, 2017	7,990

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed were as follows:

$
Fair value of consideration paid:
Cash	10,000
Working capital deficiency	(134)
Contingent consideration	1,750
11,616

Assets acquired:
Cash	291
Amount due from Fluorinov shareholders	37
Acquired technology	15,440
15,768

Liabilities assumed:
Accounts payable and accrued liabilities	462
Deferred tax liabilities	3,690
4,152
Net identifiable assets acquired	11,616

The upfront consideration for Fluorinov was $10,000 less the working capital deficiency of $134. The Company may also incur up to $35,000 of future payments contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by the Company as of the acquisition date was $1,750 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. Trillium also has an obligation to pay royalty payments on future sales of such compounds.

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

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

6.	Intangible assets (continued)

Cash used in the acquisition was determined as follows:

$
Cash consideration	9,866
Less cash acquired	291
9,575

Acquisition costs incurred by the Company and included in general and administrative expenses for the year ended December 31, 2016, was $107.

In connection with the acquisition, the Company established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed the Company to realize a deferred tax benefit of $3,690 by releasing the valuation allowance associated with the Company’s overall deferred tax assets.

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

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2017	2016
	$	$

Trade and other payables	2,335	1,086
Accrued liabilities	10,363	3,978
Due to related parties	1,394	449
	14,092	5,513

Amounts due to related parties include expense reimbursements, and cash-settled Deferred Share Units.

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at December 31, 2017 and 2016, the balance repayable was $211 and $335, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2017 and 2016, the Company had a deferred lease inducement of $407 and $438 respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

8.	Non-current liabilities (continued)

(c)

As at December 31, 2017 and 2016, the Company had a long-term liability of $801 and $1,959, respectively, related to contingent consideration on the acquisition of Fluorinov. For the year ended December 31, 2017, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in a net expense reduction of $1,158 which is included in research and development expenses.

The current portions of the loan payable and deferred lease inducement are included in other current liabilities in the condensed consolidated statements of financial position.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

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

(b)	Share capital issued – year ended December 31, 2017

In June 2017, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant (the “Preferred Warrants”) will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

In December 2017, the Company completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of U.S. $8.50 per share yielding gross proceeds of $25,338 (U.S. $19,975) before deducting offering expenses of $1,784.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

During the year ended December 31, 2017, 13,332 common shares were issued on the exercise of 399,980 warrants for proceeds of $159; 900,364 Series I First Preferred Shares were converted into 30,012 common shares; and 359,202 Series II First Preferred Shares were converted into 359,202 common shares.

Share capital issued – year ended December 31, 2016

During the year ended December 31, 2016, 30,301 common shares were issued on the exercise of 909,059 warrants for proceeds of $359; and 562,388 Series I First Preferred Shares were converted into 18,746 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 were 9,771,021 and 7,820,196, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of common share purchase warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at December 31, 2017:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 2018	8,240,455	$ 0.40	274,682	$ 12.00
December 2018	60,832,576	$ 0.28	2,027,753	$ 8.40
	69,073,031		2,302,435

Changes in the number of outstanding warrants that are exercisable into common shares during the years ended December 31 were as follows:

	2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	105,187,297	$ 0.29	106,096,356	$ 0.29
Warrant amendment	(35,714,286)	0.28	-	-
Exercised	(399,980)	0.40	(909,059)	0.40
Balance, end of year	69,073,031	$ 0.29	105,187,297	$ 0.29

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

The following table shows the number of Preferred Warrants outstanding and their exercise price to acquire either one common share or one Series II Preferred Share at the option of the warrant holder as at December 31, 2017:

	Number of
	Preferred	Exercise
Expiry date	Warrants	Price

December 2018	1,190,476	$ 8.40
	1,190,476

(e)	Stock option plan

Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2016 Stock Option Plan is 1,894,501. As at December 31, 2017, the Company was entitled to issue an additional 147,519 stock options under the 2016 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	1,380,237	$ 13.38	927,834	$ 14.07
Granted	377,078	11.00	470,321	12.60
Forfeited	(10,000)	12.01	(12,500)	28.52
Expired	(333)	30.00	(5,418)	30.00

Balance, end of year	1,746,982	$ 12.87	1,380,237	$ 13.38

Options exercisable, end of year	845,336	$ 12.80	509,750	$ 12.18

The following table reflects stock options outstanding as at December 31, 2017:

Stock options outstanding				Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$6.36 - $9.89	547,961	7.6	$8.44	291,977	$8.23
$10.35 - $12.22	526,705	8.0	$11.26	223,794	$10.36
$13.98 - $15.30	311,125	8.4	$14.02	124,446	$14.04
$17.00 - $23.44	332,191	7.7	$20.33	186,390	$20.54
$28.05	29,000	7.4	$28.05	18,729	$28.05

	1,746,982	7.9	$12.87	845,336	$12.80

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2017	2016
Expected option life	6 years	6 years
Risk-free interest rate	1.6%	0.7%
Dividend yield	0%	0%
Expected volatility	87%	84%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

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

For the years ended December 31, 2017 and 2016, the Company issued 377,078 and 470,321 stock options with a fair value of $3,030 and $4,163 and a weighted average grant date fair value of $8.03 and $8.85, respectively.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014 and the reservation for issuance of up to 66,667 common shares under the plan. DSUs granted under the 2014 DSU Plan were equity-settled. There were no DSUs issued during the year ended December 31, 2016. A total of 51,788 DSUs were outstanding under this plan as at December 31, 2016 and March 8, 2017.

The board of directors approved a new cash-settled DSU plan (the “Cash-Settled DSU Plan”) on November 9, 2016 and granted 47,614 DSUs for the payment of directors’ fees that will ultimately be cash-settled. On March 9, 2017, the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash- Settled DSU Plan continues as the only DSU plan of the Company. On November 9, 2017, 46,187 DSUs were granted for payment of directors’ fees. The fair values of DSUs under this plan as at December 31, 2017 and 2016 were $1,349 and $362, respectively. As at December 31, 2017, there were 145,589 DSUs outstanding under this plan.

10.	Income taxes

Income taxes recoverable have not been recognized in the consolidated statements of loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(a)	Unrecognized deferred tax assets

As at December 31, 2017 and 2016, deferred tax assets have not been recognized with respect to the following items:

	2017	2016
	$	$

Non-capital losses carried forward	25,078	17,604
Tax credits carried forward	5,908	4,318
Accounting basis of property and equipment and intangible assets in excess of tax basis	48	(1,288)
Scientific research and experimental development expenditures	9,441	7,353
Share issue costs and other	1,182	346
	41,657	28,333

(b)

As at December 31, 2017 and 2016, the Company had available research and development expenditures of approximately $35,628 and $27,746, respectively, for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2017 and 2016, the Company also had unclaimed Canadian scientific research and development tax credits of 7,483 and $5,458, respectively, which are available to reduce future taxes payable with expiries from 2018 through 2037. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2017, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada that are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2025	3,213
2026	6,457
2027	4,659
2028	4,169
2029	3,784
2030	1,905
2031	1,624
2032	2,883
2033	2,132
2034	5,708
2035	9,172
2036	20,724
2037	28,203
94,633

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2017	2016
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(11,966)	(9,388)
Investment tax credits	(1,567)	(1,204)
Share-based compensation and other	213	4,705
Change in unrecognized tax assets	13,324	2,206

Income tax expense	4	(3,681)

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2017	2016
	$	$

Research and development programs, excluding the below items	22,831	16,084
Salaries, fees and short-term benefits	7,969	6,256
Share-based compensation	2,911	3,192
Amortization of intangible assets	3,860	3,684
Change in fair value of contingent consideration	(1,158)	209
Depreciation of property and equipment	849	604
Tax credits	(127)	(240)
	37,135	29,789

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2017	2016
	$	$

General and administrative expenses, excluding the below items	1,469	1,790
Salaries, fees and short-term benefits	2,038	1,824
Change in fair value of deferred share units	10	(178)
Share-based compensation	344	497
	3,861	3,933

13.	Commitments and contingencies

As at December 31, 2017, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $9,709. These commitments include agreements related to the conduct of the Phase I clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory lease, in the amount of $257 over the next 12 months, $1,021 from 12 to 60 months, and $770 thereafter. The facility lease contains options for early termination and for lease extension.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

13.	Commitments and contingencies (continued)

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

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

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

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

14.	Related parties

For the years ended December 31, 2017 and 2016, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

14.	Related parties (continued)

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2017	2016
	$	$
Salaries, fees and short-term benefits	3,805	3,108
Share-based compensation	2,595	3,512
Total	6,400	6,620

Executive officers and directors participate in the 2014 Stock Option Plan, the 2014 DSU Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2017, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

15.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets and employees are in Canada.

16.	Management of capital

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

17.	Financial instruments

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

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable has been classified as Level 2.

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include guaranteed investment certificates held by the Company, are valued at fair value. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

17.	Financial instruments (continued)

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the year ended December 31, 2017, the Company earned interest income of $722. Therefore, a 100 basis points change in the average interest rate for the year would have a net impact on finance income of $7.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2017, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $58,627, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $6,778. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2017 of $673.

U.S. dollar expenses for the years ended December 31, 2017 was approximately U.S. $15,040. Varying the U.S. exchange rate for the year ended December 31, 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $195 assuming that all other variables remained constant.

EXHIBIT INDEX

Exhibit
Number	Description

1.1

By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on August 12, 2014 (File No. 1-36596)).

1.2	Articles of Amalgamation dated January 1, 2017 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on January 6, 2017 (File No. 1-36596)).

4.1	Second Amended and Restated License Agreement between Trillium Therapeutics Inc., the University Health Network and The Hospital for Sick Children dated as of May 14, 2018 dated as of May 14, 2018.

4.2 *

GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on October 3, 2014 (File No. 1-36596)).

4.3 *

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

4.5	2018 Stock Option Plan amended and restated as of March 8, 2018.

4.6

2016 Cash-Settled Deferred Share Unit Plan dated November 9, 2016 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form 20-F of Trillium Therapeutics Inc., filed on March 10, 2017 (File No. 1-36596)).

4.7

Share purchase agreement among Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.8

Royalty agreement among the Trillium Therapeutics Inc., Fluorinov and Fluorinov shareholders dated January 26, 2016 (incorporated by reference to Exhibit 99.2 to the Report on 6-K of Trillium Therapeutics Inc., furnished on February 5, 2017 (File No. 1-36596)).

4.9

Sales Agreement, by and between Trillium Therapeutics Inc. and Cowen and Company, LLC, dated as of June 19, 2018 (incorporated by reference to Exhibit 99.1 to the Report on 6-K of Trillium Therapeutics Inc., furnished on June 20, 2018 (File No. 1-36596)).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young LLP

16.1	Chief Medical Officer Employment Agreement dated April 23, 2018

* Confidential treatment granted as to portions of this exhibit.