Form 40-F
period 2019-12-31
Trillium Therapeutics Inc.
filed 2020-03-10
CIK 1616212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission file number 001-36596

TRILLIUM THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
Telephone: (416) 595-0627
(Address and Telephone Number of Registrant's Principal Executive Offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Trading symbol TRIL	Name of each exchange on which registered The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 28,938,831 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X  No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes X  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†  provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a) Annual Information Form for the fiscal year ended December 31, 2019;

(b) Management's Discussion and Analysis for the years ended December 31, 2019 and 2018; and

(c) Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications.

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures.

As of the end of Trillium Therapeutics Inc.'s ("Trillium" or the "Company") fiscal year ended December 31, 2019, an evaluation of the effectiveness of Trillium's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the management of Trillium, with the participation of the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of Trillium.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Trillium's disclosure controls and procedures were effective to ensure that information required to be disclosed by Trillium in reports that it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the "Commission") rules and forms and (ii) accumulated and communicated to the management of Trillium, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Trillium's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Trillium's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) Management's Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over Trillium's financial reporting.  Trillium's internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Trillium's assets are safeguarded.

Management has assessed the effectiveness of Trillium's internal control over financial reporting as at December 31, 2019.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the effectiveness of Trillium's internal control over financial reporting.  Based on this assessment, management has concluded that Trillium's internal control over financial reporting was effective as of December 31, 2019.

(d) Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.  Therefore, management's report on internal control over financial reporting is not subject to attestation by the Company's independent registered public accounting firm.

(e) Changes in Internal Control Over Financial Reporting.  The required disclosure is included under the heading "Disclosure Controls and Internal Controls Over Financial Reporting" in Trillium's Management's Discussion and Analysis for the years ended December 31, 2019 and 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Trillium's board of directors has determined that Luke Beshar, a member of Trillium's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in paragraph (8) of General Instruction B to Form 40-F) and is "independent" as that term is defined in the rules of the Nasdaq Stock Market.

Code of Business Conduct and Ethics.

Trillium has adopted a Code of Business Conduct and Ethics, which qualifies as a "code as ethics" (as such term is defined in paragraph (9) of General Instruction B to Form 40-F), that is applicable to each of Trillium's directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

The Code of Business Conduct and Ethics is available for viewing on Trillium's website at www.trilliumtherapeutics.com, and is available in print, without charge, to any shareholder who requests a copy of it.  Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: James Parsons, Chief Financial Officer, by phone at (416) 595-0627 or by e-mail to info@trilliumtherapeutics.com.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading "Audit Committee Information - External Auditors Service Fees (By Category)" in Trillium's Annual Information Form for the year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a) The audit committee of Trillium's board of directors has adopted an Auditor Services Pre-Approval Policy (the "Policy") with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP, Trillium's independent auditor.  Pursuant to the Policy, the audit committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the then current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of Trillium to exercise any discretion in determining whether a particular service has been pre-approved.

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

(b) Of the fees reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services", none of the fees billed by Ernst & Young LLP were approved by Trillium's audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Trillium does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading "Contractual Obligations and Contingencies" in Trillium's Management's Discussion and Analysis for the years ended December 31, 2019 and 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Trillium has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Luke Beshar, Thomas Reynolds and Helen Tayton-Martin.

Mine Safety Disclosure.

Not applicable.

DIFFERENCES IN NASDAQ AND CANADIAN
CORPORATE GOVERNANCE REQUIREMENTS

Trillium is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market ("NASDAQ").

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

Trillium is, however, required by NASDAQ to disclose any significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance standards.

Trillium does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances.  In lieu of following Rule 5635, Trillium follows the rules of the Toronto Stock Exchange.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Trillium Therapeutics Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2020.

Trillium Therapeutics Inc.

By: /s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management's Discussion and Analysis for the years ended December 31, 2019 and 2018

99.3

Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ernst & Young LLP

101	Interactive Data File

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document